    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1997



                                                      REGISTRATION NO. 333-23195

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------


                              TRACK 'N TRAIL, INC.


             (Exact name of registrant as specified in its charter)


           DELAWARE                          5661                  91-1778085
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or         Classification Code Number)     Identification
        organization)                                                 No.)


                             4961-A WINDPLAY DRIVE
                           EL DORADO HILLS, CA 95762
                                 (916) 933-4525

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DANIEL J. NAHMENS
                              TRACK 'N TRAIL, INC.
                             4961-A WINDPLAY DRIVE
                           EL DORADO HILLS, CA 95762
                                 (916) 933-4525

           (Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                             ---------------------

                                   COPIES TO:

      NATHANIEL M. CARTMELL III                     RICHARD H. GILDEN
           DAVID R. LAMARRE                          GREGG J. BERMAN
         SHANNON M. HERNANDEZ                  FULBRIGHT & JAWORSKI L.L.P.
    PILLSBURY MADISON & SUTRO LLP                    666 FIFTH AVENUE
        235 MONTGOMERY STREET                       NEW YORK, NY 10103
       SAN FRANCISCO, CA 94104

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER   , 1997

PROSPECTUS


                                2,727,272 SHARES



                                 TRACK 'N TRAIL            [TRACK 'N TRAIL LOGO]


                                  COMMON STOCK
                                 --------------


    All of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Track 'n Trail ("Track 'n Trail" or the "Company") offered hereby are being sold by the Company. Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.



    The Company has applied to have the Common Stock approved for quotation on The Nasdaq National Market, subject to official notice of issuance, under the symbol "TKTL."

                              -------------------


    THE OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                           UNDERWRITING
                                            PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                             PUBLIC       COMMISSIONS(1)     COMPANY(2)
Per Share..............................         $                $                $
Total(3)...............................         $                $                $



(1) The Company and certain stockholders (the "Selling Stockholders") have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deducting expenses of the Offering, payable by the Company, estimated at $1.4 million.



(3) The Selling Stockholders have granted the Underwriters a 30-day option (the "Over-allotment Option") to purchase up to 409,090 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Over-allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Selling Stockholders will be $         , $        and
    $         , respectively. See "Principal and Selling Stockholders" and
    "Underwriting."

                              -------------------


    The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is anticipated that delivery of the shares of Common Stock subject to the Offering will be made at the offices of Alex. Brown & Sons Incorporated,
Baltimore, Maryland, on or about            , 1997.

                              -------------------


ALEX. BROWN & SONS
       INCORPORATED


                           A.G. EDWARDS & SONS, INC.


                                                   LADENBURG THALMANN & CO. INC.


                THE DATE OF THIS PROSPECTUS IS            , 1997

                       [INSIDE FRONT COVER OF PROSPECTUS]

                             [TRACK 'N TRAIL LOGO]


                         [PICTURE OF UNITED STATES MAP
                    INDICATING 100 TRACK 'N TRAIL LOCATIONS]


    Track 'n Trail-TM-, Overland Trading Company-TM-, Nordic Trail-TM-, Coloma Trail-TM-, Forza-TM-, New Terrain-TM- and Mole-TM- are trademarks of the Company. This Prospectus also includes trade names and trademarks of other companies.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                  [INSIDE FRONT COVER GATEFOLD OF PROSPECTUS]


[PHOTOGRAPH SHOWS FRONT EXTERIOR OF TRACK 'N TRAIL STORE]



Every day is an adventure



[PHOTOGRAPH SHOWS INTERIOR WALL OF TRACK 'N TRAIL STORE WITH DISPLAY OF HIKING BOOTS]



hike . . .



[PHOTOGRAPH SHOWS CLOSE-UP VIEW OF TREKKING BOOTS]



trek . . .



[PHOTOGRAPH SHOWS PANORAMIC VIEW OF LEGS AND FEET]



[PHOTOGRAPH SHOWS INTERIOR WALL OF TRACK 'N TRAIL STORE WITH DISPLAY OF WALKING SHOES]



walk . . .

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS SET FORTH IN THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OR OTHERWISE AS SPECIFIED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, (II) THAT TRACK 'N TRAIL, A CALIFORNIA CORPORATION ("TRACK 'N TRAIL-CALIFORNIA"), AND OVERLAND MANAGEMENT CORPORATION ("OVERLAND") HAVE BECOME SUBSIDIARIES OF THE COMPANY, WHICH WILL OCCUR PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART (THE "REORGANIZATION") AND (III) THAT THE COMPANY HAS THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK THAT WILL BE OUTSTANDING IMMEDIATELY AFTER THE REORGANIZATION. SEE "UNDERWRITING" AND NOTE 14 OF NOTES TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS. EFFECTIVE JUNE 28, 1992, THE COMPANY CHANGED ITS FISCAL YEAR-END FROM THE LAST SATURDAY IN JUNE TO THE LAST SATURDAY IN DECEMBER. AS USED IN THIS PROSPECTUS, "FISCAL 1992," "FISCAL 1993," "FISCAL 1994," "FISCAL 1995" AND "FISCAL 1996" REFER TO THE COMPANY'S FISCAL YEARS ENDED JUNE 27, 1992, DECEMBER 25, 1993, DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996,
RESPECTIVELY, AND "FISCAL 1997" REFERS TO THE COMPANY'S FISCAL YEAR ENDING DECEMBER 27, 1997. "STORE CONTRIBUTION" REFERS TO GROSS PROFIT AFTER DEDUCTING SELLING AND MARKETING EXPENSES. EXCEPT AS OTHERWISE SPECIFIED OR WHERE THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" OR "TRACK 'N TRAIL" INCLUDE THE RESULTS OF OVERLAND FROM AND AFTER THE ACQUISITION OF OVERLAND.


                                  THE COMPANY


    Track 'n Trail ("Track 'n Trail" or the "Company") is one of the largest full-service specialty retailers in the United States focusing on a broad range of high-quality casual, outdoor and adventure footwear. The Company has increased its store base and net sales each year since inception. In addition, the Company's net income has grown at a compound annual rate of 37.5% from $1.1 million in fiscal 1993 to $2.9 million in fiscal 1996, after giving effect to assumed C corporation income taxes.



    As of August 23, 1997, the Company operated 135 stores in 24 states under the Track 'n Trail and Overland Trading names. All but three of these stores were located in regional or super-regional shopping malls, concentrated in California, the Midwest and the Northeast. Each store offers a wide range of rugged walking and fashion casual shoes, sandals and boots, featuring brands such as Timberland, Dr. Martens, Birkenstock, Vans, Teva, Airwalk, Clarks, Ecco and Rockport.



    The Company targets middle to upper income consumers, with the Track 'n Trail stores focusing on consumers in the 15- to 40-year-old age group and the Overland Trading stores focusing on the 25- to 55-year-old age group. The Company markets to these two different customer segments through distinct merchandise assortments and store designs. The Track 'n Trail stores offer a merchandise selection that emphasizes fashionable, performance-oriented footwear and typically feature an all-glass front, often accented with rock fixtures, and earth-tone interiors reminiscent of an outdoor setting. The Company's Overland Trading stores are merchandised and designed to appeal to a slightly older and more conservative consumer, with a focus on traditional and comfort-oriented styles displayed in a contemporary, natural wood setting. The Company operates these two distinct retail concepts to capitalize on the rapid population growth in the 15- to 24-year old age group and the 40- to 55-year-old age group, which the U.S. Bureau of the Census estimates will grow 19.4% and 21.7%, respectively, from 1996 to 2010. Track 'n Trail stores average approximately 1,881 square feet in size, while the Overland Trading stores average approximately 1,393 square feet. As of August 23, 1997, the Company operated 100 Track 'n Trail stores in 23 states, and 35 Overland Trading stores in seven states.



    The Company obtained 33 Overland Trading stores by acquiring control of Overland Management Corporation, a Massachusetts corporation ("Overland"), on October 25, 1996. Overland generated net sales of approximately $23.8 million and total store contribution of approximately $2.4 million for the 12 months preceding the acquisition under prior management. In addition to obtaining a distinct retail venue, by acquiring Overland the Company strengthened its presence in the northeastern United States. The Company also believes that the acquisition increases its purchasing power and negotiating position with suppliers and real estate developers, permits it to realize operational economies of scale, and increases the potential number of stores it can open in both existing and future markets.


OPERATING STRATEGIES

    The Company's goal is to become the premier destination specialty retailer of better casual, outdoor and adventure footwear. To accomplish its goal, the Company is pursuing the following operational strategies:

    - Focus on authentic, well-established brands.

    - Emphasize customer service and convenience.

    - Appeal to two rapidly growing demographic groups through two distinct retail concepts.

    - Implement its focused merchandising strategy on a store-by-store basis.

    - Recognize and respond to changing lifestyle trends and their effect on customer preferences.

    - Establish complementary private label brands.

GROWTH STRATEGIES

    The Company's senior management team intends to continue to invest in and strengthen the infrastructure of the Company. These investments in infrastructure are designed to enhance the Company's ability to continue to grow through new store openings and acquisitions. Management has developed the following strategies to accelerate the Company's growth and increase its future profitability:


    - Strengthen its position in certain of its current markets by selectively opening new Track 'n Trail and Overland Trading stores where demographics are attractive and where management believes opportunities exist to achieve economies of scale in management and distribution. The Company plans to open approximately 20 stores in fiscal 1997 and at least 30 stores in fiscal 1998.


    - Increase comparable store net sales by gaining greater recognition through increased market presence and by fully implementing the Track 'n Trail operating strategies at the Overland Trading stores.


    - Increase the store contribution of the Overland Trading stores as a percentage of net sales to the level historically achieved by the Track 'n Trail stores by improving gross profit margin and implementing the Company's operating expense controls.


    - Acquire, as appropriate, other regional specialty footwear retailers from within the large and fragmented industry for high-quality casual, outdoor and adventure footwear.

                                  THE OFFERING


Common Stock offered hereby.......  2,727,272 shares

Common Stock to be outstanding
  after the Offering..............  6,834,880 shares(1)

Use of proceeds...................  To repay indebtedness and fund S corporation distributions to stockholders, and for general corporate
                                      purposes.

Proposed Nasdaq National Market
  symbol..........................  TKTL


------------------------


(1) Excludes options to purchase 831,659 shares of Common Stock at a weighted average exercise price of $2.32, and warrants to purchase 49,392 and 74,089 shares of Common Stock at exercise prices equal to the initial public offering price and 120% of such price, respectively.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT AMOUNTS)

                                                                                      OFFERING,
                                                                                    REORGANIZATION
                                                                                         AND        26 WEEKS   26 WEEKS
                                                         FISCAL                      ACQUISITION      ENDED      ENDED
                                      --------------------------------------------    PRO FORMA     JUNE 29,   JUNE 28,
                                        1993       1994(1)      1995       1996        1996(2)        1996       1997
                                      ---------  -----------  ---------  ---------  --------------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $  41,858   $  48,165   $  50,691  $  66,233    $   84,186    $  23,286  $  37,528
Gross profit........................     19,955      23,085      24,499     32,171        39,726       11,266     18,115
Operating income (loss).............      2,224       3,175       2,821      5,603         5,467          158        143
Income (loss) before income taxes
 and minority interest..............      1,838       2,814       2,427      4,957         5,401          (71)      (608)
Net income (loss)(3)................  $   1,783   $   2,747   $   2,386  $   4,364    $    4,375    $     (69) $    (236)(3)

PRO FORMA STATEMENT OF OPERATIONS
 DATA(4):
Historical income (loss) before
 income taxes and minority
 interest...........................  $   1,838   $   2,814   $   2,427  $   4,957    $    5,401    $     (71) $    (608)
Pro forma income tax expense
 (benefit)..........................        735       1,125         971      1,983         2,160          (28)      (243)
Minority interest...................     --          --          --            105        --           --         --
                                      ---------  -----------  ---------  ---------  --------------  ---------  ---------
Pro forma net income (loss).........  $   1,103   $   1,688   $   1,456  $   2,869    $    3,241    $     (43) $    (365)
                                      ---------  -----------  ---------  ---------  --------------  ---------  ---------
                                      ---------  -----------  ---------  ---------  --------------  ---------  ---------
Pro forma net income (loss) per
 share..............................                                     $    0.52    $     0.46               $   (0.07)
                                                                         ---------  --------------             ---------
                                                                         ---------  --------------             ---------
Common and common equivalent shares
 used in computing per share
 amounts(5).........................                                     5,557,867     7,015,137               5,329,247

SELECTED STORE OPERATING DATA:
Store contribution(6)...............  $   6,880  $    8,110   $   7,647  $  11,111  $     12,450    $   2,474  $   3,587
Number of stores:
  Opened or acquired during
    period..........................          9           9          12         51(7)           21  (7)         8         6
  Closed during period..............          2           4           4          5             5            5     --
  Open at end of period.............         69          74          82        128           128           85        134
Total weighted average square
 feet(8)............................    114,813     130,542     144,612    168,966       205,265      151,775    228,656
Average square feet per store.......      1,851       1,894       1,873      1,744         1,744        1,861      1,758
Weighted average net sales per
 square foot(9).....................  $     365  $      369   $     351  $     392  $        410    $     153  $     164
Increase (decrease) in comparable
 store net sales(10)................        4.1%        0.6%       (1.4)%       3.1%          3.1%       3.1%       2.5%

                                       OFFERING AND
                                      REORGANIZATION
                                        PRO FORMA
                                      26 WEEKS ENDED
                                         JUNE 28,
                                         1997(2)
                                      --------------
STATEMENT OF OPERATIONS DATA:
Net sales...........................    $   37,528
Gross profit........................        18,115
Operating income (loss).............           224
Income (loss) before income taxes
 and minority interest..............           183
Net income (loss)(3)................    $    1,325
PRO FORMA STATEMENT OF OPERATIONS
 DATA(4):
Historical income (loss) before
 income taxes and minority
 interest...........................    $      183
Pro forma income tax expense
 (benefit)..........................            73
Minority interest...................        --
                                      --------------
Pro forma net income (loss).........    $      110
                                      --------------
                                      --------------
Pro forma net income (loss) per
 share..............................    $     0.02
                                      --------------
                                      --------------
Common and common equivalent shares
 used in computing per share
 amounts(5).........................     6,888,570
SELECTED STORE OPERATING DATA:
Store contribution(6)...............  $      3,587
Number of stores:
  Opened or acquired during
    period..........................             6
  Closed during period..............       --
  Open at end of period.............           134
Total weighted average square
 feet(8)............................       228,656
Average square feet per store.......         1,758
Weighted average net sales per
 square foot(9).....................  $        164
Increase (decrease) in comparable
 store net sales(10)................          2.5%



                                                                                              JUNE 28, 1997
                                                                                      ------------------------------
                                                                                                   REORGANIZATION
                                                                                                    PRO FORMA AS
                                                                                       ACTUAL     ADJUSTED(11)(12)
                                                                                      ---------  -------------------
BALANCE SHEET DATA:
Working capital.....................................................................  $   5,870       $  19,940
Total assets........................................................................     38,303          40,306
Total debt..........................................................................     18,993             329
Stockholders' equity................................................................      8,214          29,225


------------------------------


 (1) Fiscal 1994 consisted of 53 weeks. All other fiscal years presented consist of 52 weeks. During the 53rd week of fiscal 1994, the Company generated $1.2 million in net sales. As a result, the Company's operating results in fiscal 1994 are not comparable to its results in any other fiscal year presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



 (2) Gives effect to (i) for fiscal 1996 only, the Company's acquisition of 100% of Overland's common stock, (ii) the Reorganization and the resulting conversion of Track 'n Trail-California from S corporation to C corporation status, (iii) the sale by the Company, in addition to those shares described in footnote 5 below, of only those shares of Common Stock necessary to fund the repayment of indebtedness as described in "Use of Proceeds" at an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range), net of estimated underwriting discounts and Offering expenses, and the application of such portion of the net proceeds as described in "Use of Proceeds," and (iv) certain other events intended or mandated to occur in connection with the Offering, as if all of the foregoing had occurred on the first day of fiscal 1996 or the first day of the 26-week period ended June 28, 1997, respectively. See "The Company" and "Pro Forma Condensed Consolidated Financial Information."



 (3) The net loss for the 26 weeks ended June 28, 1997 has been computed based upon a tax expense or benefit for Track 'n Trail-California as an S corporation for federal tax and state tax purposes in certain states and as a C corporation in certain other states, including California, the state in which the Company has its headquarters and its highest concentration of store locations. If California and certain other states adopt tax legislation by the end of 1997 which retroactively conforms to federal law regarding S corporation tax status, the Company will be taxed for all of 1997 as an S corporation in those states. The effect of such state tax legislation would be to reduce the Company's tax benefit and increase its net loss for the 26 weeks ended June 28, 1997 by approximately $111,000. See Note 9 of Notes to Consolidated Financial Statements.



 (4) Includes, for fiscal 1993, 1994, 1995 and 1996 and for the 26-week periods ended June 29, 1996 and June 28, 1997, pro forma provision for income taxes using an assumed combined federal and state tax rate of 40.0%, which the Company believes approximates the statutory federal and state income tax rates that would have been applied had Track 'n Trail-California been taxed as a C corporation. Commencing June 28, 1992, Track 'n Trail-California has operated as an S corporation and has not been subject to federal and certain state income taxes. In connection with the Reorganization and the Offering, the S corporation election of Track 'n Trail-California and the Company, respectively, will be terminated under circumstances under which income to be reported by the Company and Track 'n Trail-California for their respective terminated S corporation taxable years will be determined utilizing a "closing of the books" method.



 (5) Shares outstanding include 669,240 shares issuable upon exercise of stock options outstanding at December 28, 1996 and June 28, 1997, after applying the treasury stock method assuming an initial public offering price of $11.00 per share (the midpoint of the Offering range). The pro forma common and common equivalent shares also give effect to the sale by the Company of only those shares of Common Stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period (during fiscal 1996 for the determination of shares outstanding for fiscal 1996 and during the 12 months ended June 28, 1997 for the determination of shares outstanding for the 26 weeks ended June 28,
     1997) and distributions thereafter until the Reorganization over (ii) the S corporation earnings in the previous 12-month period, assuming that such shares are sold at an initial public offering price of $11.00 per share (the midpoint of the Offering range), net of estimated underwriting discounts and Offering expenses. See "Capitalization" and "Pro Forma Condensed Consolidated Financial Information."



 (6) Store contribution refers to gross profit after deducting selling and marketing expenses. Store contribution is presented to provide additional information about the Company and is commonly used as a performance measurement by retail companies. Store contribution should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of the Company's profitability or liquidity.



 (7) On October 25, 1996, the Company acquired 33 Overland Trading stores. The Company opened one additional Overland Trading store in November 1996 pursuant to a commitment previously entered into by Overland. Opened or acquired stores in fiscal 1996, pro forma for the acquisition, the Reorganization and the Offering, are shown as if the acquisition had occurred prior to fiscal 1996.



 (8) Weighted to reflect store openings and closings during each period, assuming that all periods presented consist of 52 weeks (except for the 26-week periods ended June 29, 1996 and June 28, 1997).



 (9) Weighted average net sales for fiscal 1994 have been adjusted as if such year consisted of 52 weeks.



(10) Comparable store net sales include only those stores that were open both for the full fiscal period and for the full prior fiscal period. The fiscal 1994 and 1995 increases have been calculated by comparing net sales in such years to net sales for the prior 53 and 52 weeks, respectively. The increases for fiscal 1996 and for the 26 weeks ended June 28, 1997 exclude the Overland Trading stores acquired in October 1996. If such stores had been included in the Company's comparable store net sales comparison since the acquisition, the increases (decreases) in comparable store net sales for fiscal 1996 and for the 26 weeks ended June 28, 1997 would have been 2.4% and (0.3%), respectively.



(11) Pro forma balance sheet data give effect to (i) the Reorganization, (ii) $215,000 of S corporation distributions made or to be made in fiscal 1997 subsequent to June 28, 1997 and (iii) the $6.4 million distribution of previously undistributed accumulated S corporation earnings to the Existing Stockholders, as if all of the foregoing had occurred on December 29, 1996, the first day of fiscal 1997. See "Pro Forma Condensed Consolidated Financial Information."



(12) Adjusted to reflect (i) the sale by the Company of 2,727,272 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range) and the application of the estimated net proceeds therefrom and (ii) certain other events intended or mandated to occur in connection with the Offering. See "Use of Proceeds," "Capitalization" and "Pro Forma Condensed Consolidated Financial Information."

                                  THE COMPANY

THE OVERLAND ACQUISITION


    On October 25, 1996, the Company, together with its three stockholders (the "Existing Stockholders"), obtained 33 Overland Trading stores by acquiring the outstanding common stock of Overland in exchange for subordinated promissory notes in the principal amount of approximately $3.2 million (the "Seller Notes") and warrants to purchase one percent of the Company's Common Stock calculated on a fully diluted basis immediately prior to an initial public offering. In connection with the acquisition, Overland repurchased all of its outstanding preferred stock in exchange for a $3.5 million subordinated promissory note (the "Subordinated Note"), which the Company guaranteed. Due to the then-existing prohibition against an S corporation owning 80.0% or more of a subsidiary's stock, the Company initially purchased 79.0% of Overland's common stock, while the Existing Stockholders personally acquired the remaining 21.0%. Following legislative changes to the S corporation rules under federal and certain state statutes, the Company acquired the remaining 21.0% effective January 1, 1997, and assumed the Existing Stockholders' pro rata portion of the Seller Notes (the "Minority Interest Acquisition"). Total payments in connection with the acquisition were approximately $9.0 million, including the Seller Notes, the Subordinated Note, the refinancing of approximately $2.1 million in indebtedness under Overland's credit facility through borrowings under the Company's revolving loan agreement with a commercial bank (the "Revolving Loan Agreement"), and associated expenses of approximately $240,000. The Seller Notes, the Subordinated Note and the Revolving Loan Agreement mature upon the consummation of the Offering. Pursuant to consulting agreements entered into in connection with the acquisition, the Company currently pays an aggregate of approximately $23,400 per month plus related benefit expenses to certain former Overland stockholders. The consulting agreements terminate upon the consummation of the Offering.


THE REORGANIZATION


    The Company was formed to own the businesses conducted by Track 'n Trail-California and its subsidiary, Overland. In connection with its formation, the Company issued an aggregate of 40,816 shares of Common Stock to the Existing Stockholders and filed an S corporation election. The Board of Directors of the Company has approved a reorganization of Track 'n Trail-California (the "Reorganization") in which the Track 'n Trail-California stockholders will exchange 100% of their Track 'n Trail-California common stock for 4,107,608 shares of the Company's Common Stock, inclusive of the 40,816 shares of the Company's Common Stock issued upon formation. The Reorganization, which will be accounted for in a manner similar to a pooling of interests, will be accomplished in an exchange of one share of Track 'n Trail-California common stock for approximately 100 shares of the Company's Common Stock. The Reorganization will occur prior to the effectiveness of the Registration Statement of which this Prospectus is a part. In connection with the Reorganization, all of the common stock of Overland will be transferred to the Company as a dividend, resulting in the predecessor businesses becoming wholly owned subsidiaries of the Company.


GENERAL

    The Company was incorporated in Delaware in 1997, and Track 'n Trail-California was incorporated in California in 1980. Except where the context otherwise requires, all references to the "Company" in this Prospectus are to Track 'n Trail, a Delaware corporation, and its consolidated subsidiaries. The Company's executive offices are located at 4961-A Windplay Drive, El Dorado Hills, CA 95762, and its telephone number is (916) 933-4525.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

RISKS ASSOCIATED WITH EXPANSION


    The Company's continued growth will depend largely upon the Company's ability to open or acquire new stores in a timely manner and to operate them profitably. The Company opened 18 stores in fiscal 1996 and six stores in the first six months of fiscal 1997, and presently anticipates opening a substantial number of stores in fiscal 1997 and 1998. The success of the Company's planned expansion will depend on many factors, including the Company's ability to secure suitable store sites on satisfactory leasing terms and to complete any necessary construction or refurbishment of these sites, the hiring, training and retention of qualified managers and other personnel and the successful integration of new stores into existing operations. No assurance can be given that the Company will be able to expand as planned in fiscal 1997, fiscal 1998 or any future period, that new stores will achieve results similar to those achieved at prior locations, or that the Company will be able to manage any future growth successfully. Because the Company's business is highly seasonal, any delays in store openings past peak selling periods could significantly reduce the new stores' near-term contribution to total net sales. See "Use of Proceeds," "Business--Growth Strategies," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Strategies."


DEPENDENCE ON MAJOR SUPPLIERS


    The Company's business depends to a significant degree upon its ability to obtain timely and plentiful shipments of brand name merchandise at competitive prices. In fiscal 1995 and fiscal 1996, the Company's ten largest suppliers (eight of which were the same in each period) accounted for approximately 66.8% and 68.0% of its net sales, respectively. The extent to which the Company is dependent upon any particular supplier varies from season to season. The Company does not have any long-term supply agreements or other contractual assurances of continued supply, pricing or access to new products. The deterioration of the Company's relationship with any key vendor could result in delivery delays, merchandise shortages or less favorable trade terms than the Company currently enjoys. The Company has occasionally received allocations of merchandise from vendors, particularly merchandise in high demand by many footwear retailers, that are insufficient to meet the Company's desired levels of such merchandise. There can be no assurance that the Company will receive its desired levels of such merchandise in the future. The Company's business is also affected by its suppliers' ability to manufacture and deliver merchandise in a timely and cost-effective manner, which depends upon a number of factors beyond the Company's control, including fluctuations in currency exchange rates, trade barriers, and economic, labor and political conditions in the countries in which the Company's vendors have manufacturing operations. In particular, a significant deterioration in China's trade relationship with the United States could adversely affect the supply and pricing of a substantial portion of the Company's merchandise.



UNCERTAINTIES IN MERCHANDISE TRENDS


    The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business, financial condition and results of operations. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, shortages of styles in high demand, lower net sales, additional markdowns and lower margins, which would have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON MALL TRAFFIC

    All but three of the Company's stores are located in regional or super-regional shopping malls. The Company's net sales are derived, in large part, from the volume of traffic in these malls, particularly because the Company does little independent advertising to attract customers. The Company therefore depends upon the ability of mall "anchor" tenants and other mall attractions to generate consumer traffic in the vicinity of the Company's stores, as well as the continuing popularity of malls as shopping destinations. Mall traffic and the Company's net sales and profitability may be adversely affected by regional economic downturns, competition from non-mall retailers and other malls, the closing of "anchor" tenants or declines in the desirability of the shopping environment in a particular mall. As with other specialty footwear retailers, the Company's business is also subject to general economic conditions, including the possibility of a nationwide recession, consumer confidence and the level of consumer spending.

SEASONALITY


    The Company's business is highly seasonal. The Company typically incurs losses in the first six months and recorded a larger loss in the first six months of fiscal 1997 than in the first six months of fiscal 1996, due to the operating loss and interest expense associated with the Overland acquisition. The Company derives a substantial percentage of its annual net sales and operating profitability during the "back-to-school" and year-end holiday periods. In anticipation of increased net sales activity during these periods, the Company incurs significant additional expenses, including the hiring of a substantial number of temporary employees. As a result of this seasonality, the Company's working capital needs are greatest in October and early November, and late in the first quarter of each fiscal year. The Company's net sales are affected by weather patterns in California, the Northeast and the Midwest, particularly during the Spring and Fall selling seasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


COMPETITION

    The retail footwear business is intensely competitive. Most of the items sold by the Company are sold by department stores, outdoor and sporting goods stores, athletic footwear stores and traditional shoe stores. Some of these stores are owned or franchised by the Company's footwear suppliers. Many of the stores with which the Company competes are units of large national or regional chains that have substantially greater financial and other resources than the Company. In many cases, the Company's stores are located in shopping malls in which one or more of its competitors also has a presence. To a lesser extent, the Company also competes with mail order retailers. A significant change in price, level of promotion or other strategies by the Company's competitors could have a material adverse effect on the Company's results of operations. See "Business--Competition."


UNCERTAINTIES ASSOCIATED WITH PRIVATE LABEL SOURCING



    Private label products accounted for approximately 12.0% and 8.7% of net sales in fiscal 1996 and the first six months of fiscal 1997, respectively. The Company has no long-term contracts with its private label manufacturing sources and competes with other companies for production facilities. In addition, the Company's private label products may experience higher mark-downs than branded products, because they require longer lead times and must be ordered in larger volumes, and because the Company is typically unable to return private label products to its manufacturers. There can be no assurance that the foregoing factors will not disrupt the Company's supply of private label goods or otherwise adversely impact the Company's operations in the future. See "Business--Purchasing and Sourcing."



INTERNATIONAL PURCHASING RISKS



    Substantially all of the Company's private label manufacturers are located outside of the United States. Accordingly, the Company is subject to the risks typically associated with an import business, including unexpected changes in foreign regulatory requirements, disruptions or delays in shipments and the risks associated with United States import laws and regulations, including quotas, duties, taxes, tariffs and other restrictions. The Company has not, to date, been materially affected by any such risk, but there can be no assurance that such risks will not adversely impact the Company's operations in the future. See "Business--Purchasing and Sourcing."



POTENTIAL FOREIGN CURRENCY FLUCTUATIONS



    Because a portion of the Company's purchases of private label goods are denominated in foreign currencies, the Company's operating results are subject to fluctuations in the exchange rates between such currencies and the U.S. dollar. The Company has not typically engaged in hedging transactions designed to manage currency fluctuation risks. Although the Company entered into three forward contracts to purchase foreign currency in fiscal 1996, these contracts were designed to hedge only a small portion of the Company's overall exchange rate risk. There can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's future operating results or financial condition. See "Business--Purchasing and Sourcing."



RISKS ASSOCIATED WITH ACQUISITIONS



    The Company's business strategy includes expanding through acquisitions, as well as through new store openings. See "Business--Growth Strategies." No assurance can be given that any acquisition by the Company will occur, or that any such acquisition will enhance the Company's results of operations. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's operations, the diversion of management's attention, uncertainties associated with operating stores in new markets and the potential loss of the acquired company's key employees. Acquisitions may also result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, potential reductions in income due to losses incurred by the acquired business and increased amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's financial condition and results of operations.


CONTROL BY EXISTING STOCKHOLDERS


    David L. Suechting, Jr., the Company's Chairman of the Board, Barbara Suechting, a director of the Company, and Deborah Suechting, the Existing Stockholders, in the aggregate will own beneficially approximately 60.1% of the Company's outstanding shares of Common Stock after the Offering (54.1%, if the Underwriters' Over-allotment Option is exercised in full). As a result, the Existing Stockholders, acting together, will be able to control all matters requiring approval by the stockholders of the Company, including the election of the Board of Directors. See "Principal and Selling Stockholders."


FUTURE CAPITAL NEEDS


    The Company expects that the net proceeds of the Offering remaining after the repayment of indebtedness and the payment of the stockholder distribution described under "Use of Proceeds," together with anticipated cash flow from operations and anticipated borrowings under a new credit facility for which the Company has obtained a commitment from Union Bank of California, one of its existing lenders, and which will become effective at the closing of the Offering, will satisfy its cash requirements through fiscal

1998. However, in connection with its growth strategy, the Company will incur significant working capital requirements and capital expenditures. To the extent that the foregoing cash resources are insufficient to fund the Company's activities, including new store openings planned for fiscal 1997 and 1998, additional funds will be required. There can be no assurance that additional financing will be available on reasonable terms or at all. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and operating results. In addition, if additional capital is raised through the sale of additional equity or convertible securities, dilution to the Company's stockholders could occur. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

    The Company's future success depends to a significant extent on the efforts and abilities of its executive officers. The loss of the services of certain of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain any key man life insurance. The Company's recent growth, particularly as a result of the acquisition of Overland, has resulted in an increase in responsibilities for management personnel. The Company's ability to manage growth effectively will require it to continue to train, motivate and manage its employees, and to attract, motivate and retain additional skilled managerial and merchandising personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel it requires to grow and operate profitably.

SHARES ELIGIBLE FOR FUTURE SALE


    Future sales of Common Stock by existing stockholders under Rule 144 and Rule 701 of the Securities Act of 1933, as amended (the "Securities Act"), through the exercise of outstanding registration rights or otherwise could have an adverse effect on the price of the Company's Common Stock. The 2,727,272 shares offered hereby will be eligible for sale in the public market following the Offering. The 4,107,608 shares of Common Stock outstanding prior to the Offering and 831,659 shares of Common Stock issuable pursuant to the exercise of options that become fully vested and immediately exercisable upon completion of the Offering will be eligible for sale in the public market 180 days after the date of this Prospectus upon expiration of lockup agreements with the Underwriters, subject to Rule 144 or Rule 701 under the Securities Act. Additionally, 49,392 and 74,089 shares of Common Stock issuable pursuant to warrants that become exercisable upon completion of the Offering and one year following completion of the Offering, respectively, will be available for sale in the public market one year from the date of exercise of such warrants (or earlier if certain cashless exercise provisions are utilized), subject to Rule 144 and the 180-day lockup restrictions described above. The Company intends to register up to a total of 1,055,735 shares of Common Stock reserved for issuance under the Stock Option Plan (including shares already subject to stock options) and up to a total of 150,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan as soon as practicable following the date of this Prospectus. Certain existing stockholders and warrant holders have rights under certain circumstances to require the Company to register their shares for future sale. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."


LACK OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The initial offering price for the Common Stock to be sold by the Company and the Selling Stockholders will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. See "Underwriting" for factors to be considered in determining such offering price. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in operating results, announcements of pricing or promotional changes by the Company or its suppliers or competitors, changes in earnings estimates by securities analysts, disruptions in the supply of merchandise and other events or factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many retailers and that have often been unrelated or disproportionate to the operating performance of such companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. See "Seasonality."


DILUTION AND BENEFITS TO EXISTING STOCKHOLDERS


    Purchasers of shares of Common Stock in the Offering will incur immediate and substantial dilution in net tangible book value per share. See "Dilution." The consummation of the Offering will result in certain benefits to the Company's stockholders other than the investors in the Offering, including the Company's Chairman of the Board and one of its directors. The Company intends to use a portion of the proceeds from the Offering to fund a $6.4 million distribution by Track 'n Trail-California to the Existing Stockholders, which is intended as a distribution of previously undistributed accumulated S corporation retained earnings (the "Distribution"). See "S Corporation Distributions." A portion of the net proceeds of the Offering will also be used to repay indebtedness currently guaranteed by the Existing Stockholders.


INTELLECTUAL PROPERTY

    Prior to being acquired by Track 'n Trail, Overland entered into an agreement with a third party for the exclusive use of the Overland Trading Company trademark in nine Midwestern states. The agreement prohibits the Company from opening Overland Trading stores in those states until the agreement is terminated. There can be no assurance that the activities of the third party will not detract from the Company's efforts to maintain its Overland Trading stores as a distinct retail concept, particularly in the Midwest, or from the Company's reputation.

ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    Upon completion of the Offering, the Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock, and to determine the rights, preferences and restrictions of such shares, without further stockholder approval. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company. In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then-current market value of the Common Stock. See "Description of Capital Stock."

                          S CORPORATION DISTRIBUTIONS


    From June 28, 1992 until the Reorganization, Track 'n Trail-California has been and will be treated for federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable tax laws in certain states. As a result, the earnings of Track 'n Trail-California from June 28, 1992 through the date preceding the date of termination of Track 'n Trail-California's S corporation status (the "Termination Date") have been and will be taxed, with certain exceptions, for federal and state income tax purposes directly to the stockholders of Track 'n Trail-California rather than to Track 'n Trail-California. On the Termination Date, which will occur prior to the effectiveness of the Registration Statement of which this Prospectus is a part, Track 'n Trail-California will be treated for federal and state income tax purposes as a corporation under Subchapter C of the Code and, as a result, will become subject to state and federal income taxes. See Note 14 of Notes to Consolidated Financial Statements.



STOCKHOLDER DISTRIBUTIONS



    Track 'n Trail-California has historically paid distributions to its stockholders to enable them to pay their income tax liabilities as a result of Track 'n Trail-California's status as an S corporation and, from time to time, to distribute previously undistributed accumulated S corporation earnings. During fiscal 1994, fiscal 1995 and fiscal 1996, Track 'n Trail-California made S corporation distributions to stockholders of $1.7 million, $376,000 and $3.1 million, respectively. In addition, through June 28, 1997 Track 'n Trail-California had made distributions of $2.2 million to stockholders in fiscal 1997.



    Prior to the Reorganization, Track 'n Trail-California, the Existing Stockholders and a predecessor in interest thereto intend to enter into an Agreement for Distribution of Accumulated Adjustments Account and Tax Indemnification (the "Distribution and Tax Agreement"). Pursuant to the Distribution and Tax Agreement, Track 'n Trail-California will declare to the Existing Stockholders, as the sole stockholders of record on a date prior to the Termination Date, the $6.4 million Distribution which is designed to constitute substantially all of Track 'n Trail-California's remaining undistributed accumulated S corporation earnings. The Distribution will be paid in cash and will be funded from a portion of the net proceeds to the Company of the Offering. Purchasers of Common Stock in the Offering will not receive any portion of the Distribution. Under certain circumstances, the Company may make payments to the Existing Stockholders or the predecessor in interest to satisfy certain tax liabilities with respect to pre-Reorganization tax periods resulting from adjustments to the Company's tax returns. In addition, under certain circumstances, the Existing Stockholders or the predecessor in interest may make payments to the Company to satisfy any tax liabilities (i) resulting from an unexpected pre-Reorganization loss of S corporation status and/or (ii) with respect to post-Reorganization taxable periods for which the Existing Stockholders or the predecessor in interest receive a tax benefit, provided that the indemnity provided by the Existing Stockholders will be limited to any federal and state refunds they receive as a result of a loss of S corporation status or other tax adjustments for such taxable periods. See "Use of Proceeds" and "Certain Transactions."


ACCOUNTING EFFECT


    Upon the Termination Date, deferred income taxes representing the tax effect of differences between the Company's financial statement and tax bases in certain assets and liabilities will be recorded as an asset of the Company on its consolidated balance sheet, with a corresponding non-recurring decrease in the Company's tax expense in its consolidated statement of operations. The amount of the non-recurring decrease in tax expense will depend on a number of factors, including the actual date of the Reorganization and the timing and nature of transactions with differing treatment for tax and financial statement purposes. If the Termination Date had been June 28, 1997, the non-recurring decrease in tax expense would have been approximately $1.1 million. Management expects the amount of the non-recurring decrease in tax expense at the Termination Date to approximate this amount.

    Additionally, income or loss during the period preceding the Termination Date will be taxed to the Existing Stockholders, which may affect the Company's effective tax rate for fiscal 1997. Consequently, management anticipates that the effective tax rate for fiscal 1997, before considering the non-recurring reduction upon conversion from an S corporation to a C corporation, will be less than the combined federal and state statutory tax rate.


                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,727,272 shares of Common Stock being offered by the Company are estimated to be $26.5 million, assuming an initial public offering price of $11.00 per share (the midpoint of the Offering range) and after deducting estimated underwriting discounts and commissions and Offering expenses.



    The Company intends to use its net proceeds from the Offering (i) to repay all outstanding indebtedness under its Revolving Loan Agreement, which aggregated approximately $11.1 million as of June 28, 1997, all of which bore interest at the prime rate (8.50% per annum, as of June 28, 1997) plus 0.5% per annum, (ii) to repay indebtedness under a secured loan agreement (the "Merrill Lynch Loan"), which aggregated $867,000 at June 28, 1997 and bore interest at the 30-day commercial paper rate (5.55% per annum at June 28, 1997) plus 2.95% per annum, (iii) to repay in full approximately $3.2 million in Seller Notes and the $3.5 million Subordinated Note, all of which presently bear interest at 10.0% per annum, and (iv) to fund the payment of the $6.4 million Distribution to the Existing Stockholders. See "S Corporation Distributions." Effective March 31, 1997, the interest rate on the term loan portion of the Revolving Loan Agreement was amended to the London Inter-Bank Offered Rate (5.69% at June 28,
1997) plus 3.0% or the bank reference rate (8.50% per annum, as of June 28,
1997) plus 0.5% per annum, at the Company's option. Additionally, on July 3, 1997, a second amendment to the Revolving Loan Agreement occurred which allowed for an additional $1.0 million to be borrowed against the revolving line of credit. All borrowings against the additional $1.0 million of available borrowings are due and payable on the earlier of September 30, 1997 or the consummation of the Offering. The Company anticipates that the outstanding balance under the Revolving Loan Agreement will be approximately $11.4 million immediately prior to the closing of the Offering. The balance of the net proceeds from the Offering will be used for general corporate purposes, including new store expansion and possible acquisitions of businesses that complement that of the Company. No such acquisitions are being negotiated as of the date of this Prospectus. Pending such uses, the Company intends to invest its net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments.


                                DIVIDEND POLICY


    Following the Offering, the Company currently intends to retain its earnings, if any, for the development of its business and therefore does not anticipate paying any dividends in the foreseeable future. Historically, Track 'n Trail-California made certain distributions to its stockholders as a result of its status as an S corporation. See "S Corporation Distributions" and Note 1 and Note 6 of Notes to Consolidated Financial Statements.

                                    DILUTION


    The actual net tangible book value of the Company as of June 28, 1997 was $3.6 million, or $0.87 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the Distribution, the Reorganization and the vesting of certain stock options upon the closing of the Offering (including the associated compensation expense and tax effects), the pro forma net tangible book deficit of the Company at June 28, 1997 would have been $3.0 million or $0.74 per share. After giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range) and after deduction of estimated underwriting discounts and commissions and Offering expenses, the pro forma net tangible book value of the Company at June 28, 1997 would have been $24.3 million, or $3.55 per share. This represents an immediate increase in such net tangible book value of $4.29 per share to the Existing Stockholders and an immediate dilution of $7.45 per share to new investors purchasing shares in the Offering. Net tangible book value dilution per share represents the difference between the amount per share paid by new investors purchasing shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after the completion of the Offering. The following table illustrates this per share dilution:



Assumed initial public offering price...........................................          $11.00
  Actual net tangible book value before the Offering............................  $ 0.87
  Pro forma adjustment..........................................................   (1.61)
                                                                                  ------
  Pro forma net tangible book value (deficit) before the Offering...............   (0.74)
  Increase attributable to new investors........................................    4.29
                                                                                  ------
Pro forma net tangible book value after the Offering............................            3.55
                                                                                          ------
Dilution to new investors.......................................................          $ 7.45
                                                                                          ------
                                                                                          ------



    The following table summarizes, on a pro forma basis as of June 28, 1997, the differences between the Existing Stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, and the average consideration paid per share, based upon an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range), and before deduction of estimated underwriting discounts and commissions and Offering expenses payable by the Company:



                                                                    SHARES
                                                                 PURCHASED(1)      TOTAL CONSIDERATION
                                                              ------------------   --------------------   AVERAGE PRICE
                                                               NUMBER    PERCENT     AMOUNT     PERCENT     PER SHARE
                                                              ---------  -------   -----------  -------   -------------
Existing Stockholders.......................................  4,107,608   60.1%    $   773,230(2)   2.51%    $ 0.19
New investors...............................................  2,727,272   39.9%     29,999,992   97.49%       11.00
                                                              ---------  -------   -----------  -------
    Total...................................................  6,834,880    100%    $30,773,222     100%
                                                              ---------  -------   -----------  -------
                                                              ---------  -------   -----------  -------


------------------------


(1) If the Underwriters' Over-allotment Option is exercised in full, the number of shares held by new investors would increase to 3,136,362, or approximately 45.9%, of the total number of shares of Common Stock outstanding after the Offering.



(2) Excludes all undistributed accumulated S corporation earnings, substantially all of which are assumed to be distributed prior to the closing of the Offering.



    The foregoing table assumes no exercise of any outstanding stock options. At June 28, 1997, there were outstanding options to purchase an aggregate of 851,786 shares of Common Stock at a weighted average exercise price of $2.36 per share. In August 1997, options to purchase 20,127 shares were terminated, leaving options to purchase 831,659 shares of Common Stock currently outstanding at a weighted average exercise price of $2.32 per share. All of these options will become exercisable upon the consummation of the Offering. To the extent these options are exercised, there will be further dilution to new investors. See "Management--Stock Option Plan" and Note 5 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


    The following table sets forth the short-term debt and capitalization of the Company (i) as of June 28, 1997, (ii) on a pro forma basis after giving effect to (a) a nonrecurring reduction in tax expense in connection with the termination of Track 'n Trail-California's S corporation status, (b) $215,000 of S corporation distributions made or to be made subsequent to June 28, 1997, and
(c) the $6.4 million Distribution of previously undistributed accumulated S corporation earnings to the Existing Stockholders, and (iii) pro forma as adjusted to give effect to (a) the sale of the 2,727,272 shares of Common Stock being offered by the Company at an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" and (b) the vesting of certain stock options upon the closing of the Offering, including the associated compensation expense of $59,000 and related tax effects.



                                                                                                       JUNE 28, 1997
                                                                                          ----------------------------------------
                                                                                                                    REORGANIZATION
                                                                                                   REORGANIZATION    PRO FORMA AS
                                                                                          ACTUAL     PRO FORMA       ADJUSTED(6)
                                                                                          -------  --------------   --------------
                                                                                                   (DOLLARS IN THOUSANDS)
Revolving line of credit(1)(2)..........................................................  $ 8,740     $ 8,955(4)       $--
                                                                                          -------     -------          -------
                                                                                          -------     -------          -------
Long-term debt, current portion(1)......................................................  $ 2,742     $ 2,742          $   142
                                                                                          -------     -------          -------
                                                                                          -------     -------          -------
Distributions payable...................................................................  $ --        $ 6,400(4)       $--
                                                                                          -------     -------          -------
                                                                                          -------     -------          -------
Subordinated Note.......................................................................  $ 3,500     $ 3,500          $--
Seller Notes............................................................................    3,157       3,157           --
Other long-term debt....................................................................      855         855              188
                                                                                          -------     -------          -------
Total long-term debt, net of current portion(2).........................................    7,511       7,511              188
                                                                                          -------     -------          -------
Stockholders' equity:
  Preferred Stock, $.01 par value; 2,000,000 shares authorized; no shares issued and
    outstanding.........................................................................    --         --               --
  Common Stock, $.01 par value; 20,000,000 shares authorized; 4,107,608 shares issued and outstanding actual and pro forma; 6,834,880 shares issued and outstanding pro
    forma as adjusted(3)................................................................       41          41               68
Additional paid-in capital..............................................................      732         732           27,264
Retained earnings.......................................................................    7,441       1,928(4)(5)      1,893
                                                                                          -------     -------          -------
Total stockholders' equity..............................................................    8,214       2,701           29,225
                                                                                          -------     -------          -------
Total capitalization....................................................................  $15,725     $10,212          $29,413
                                                                                          -------     -------          -------
                                                                                          -------     -------          -------


------------------------


(1) At June 28, 1997, the $11.1 million balance under the Revolving Loan Agreement consisted of $8.7 million under the revolving line of credit and $2.4 million under the term loan, which is included in the table under long-term debt, current portion.



(2) See Note 4 of Notes to Consolidated Financial Statements for a description of the Company's long-term debt and revolving line of credit.



(3) Shares issued and outstanding excludes 905,735 shares of Common Stock reserved for issuance and available for grant or sale under the Company's Stock Option Plan at June 28, 1997, under which there were options outstanding to purchase an aggregate of 851,786 shares of Common Stock as of June 28, 1997. Upon completion of the Offering, 1,055,735 shares of Common Stock will be reserved for issuance under such plan. Also excludes 123,983 shares of Common Stock issuable pursuant to the exercise of warrants. See "Management--Stock Option Plan," "Description of Capital Stock-- Warrants" and Notes 5 and 13 of Notes to Consolidated Financial Statements.

(4) Gives effect to $215,000 of S corporation distributions made or to be made subsequent to June 28, 1997, all to the Existing Stockholders, assuming such distributions were made from borrowings available under the Company's revolving line of credit. Also gives effect to the $6.4 million Distribution to the Existing Stockholders.



(5) Gives effect to $1.1 million of nonrecurring deferred tax assets to be recorded in connection with the Reorganization.



(6) Reflects assumed net proceeds of approximately $26.5 million from the sale by the Company of 2,727,272 shares of Common Stock in the Offering at an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range), net of estimated underwriting discounts and Offering expenses, and reflects the repayment of the revolving line of credit assuming that approximately $215,000 in S corporation distributions will be made subsequent to June 28, 1997 and the payment of the Distribution to the Existing Stockholders of $6.4 million. Also reflects a non-cash compensation charge of $59,000, subject to a tax effect of $24,000, relating to options that will vest upon the Offering and will be expensed at that time. This charge results in a net reduction in retained earnings of $35,000, which is more than offset by a $59,000 increase in additional paid-in capital.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
 (dollars in thousands, except per share and per square foot amounts and store operating data)


    The selected consolidated financial information set forth below under the captions "Statement of Operations Data" and "Balance Sheet Data" has been derived from the Company's financial statements. The consolidated financial statements as of December 30, 1995 and December 28, 1996, and for the fiscal years then ended and the independent auditors' reports of Coopers & Lybrand L.L.P. thereon, are included elsewhere in this Prospectus. The financial statements for the fiscal year ended December 31, 1994 and the independent auditors' report thereon of Deloitte & Touche LLP are included elsewhere in this Prospectus. Unaudited consolidated financial statements as of June 28, 1997 and for the 26-week periods ended June 29, 1996 and June 28, 1997 are included elsewhere in this Prospectus. The selected consolidated financial data set forth below under the caption "Statement of Operations Data" as of and for the fiscal periods ended June 27, 1992, December 26, 1992, December 25, 1993 and under the caption "Balance Sheet Data" as of December 31, 1994 are derived from audited financial statements not included herein. In the opinion of management, the unaudited consolidated financial information for the 26-week periods ended June 29, 1996 and June 28, 1997 has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The statement of operations data for the 26-week period ended June 28, 1997 are not necessarily indicative of the results of operations that may be expected for the full fiscal year. The information for all periods set forth below under the captions "Pro Forma Statement of Operations Data" and "Selected Store Operating Data" is derived from unaudited data. The data set forth below are qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Prospectus.



                                                     26 WEEKS                                              26 WEEKS ENDED
                                                      ENDED                      FISCAL                 --------------------
                                          FISCAL   DECEMBER 26,   ------------------------------------  JUNE 29,   JUNE 28,
                                           1992      1992(1)       1993    1994(2)   1995      1996     1996(1)     1997(1)
                                          -------  ------------   -------  -------  -------  ---------  --------   ---------
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $38,181    $22,762      $41,858  $48,165  $50,691  $  66,233  $23,286    $  37,528
Cost of sales...........................  19,906      12,027       21,902  25,079    26,192     34,062   12,020       19,413
                                          -------  ------------   -------  -------  -------  ---------  --------   ---------
Gross profit............................  18,275      10,735       19,955  23,085    24,499     32,171   11,266       18,115
Selling and marketing expense...........  12,150       6,633       13,076  14,975    16,852     21,059    8,791       14,527
Administrative and distribution
  expense...............................   3,637       2,104        4,656   4,935     4,826      5,508    2,316        3,444
                                          -------  ------------   -------  -------  -------  ---------  --------   ---------
Operating income (loss).................   2,488       1,998        2,224   3,175     2,821      5,603      158          143
Interest expense........................     386         166          330     324       435        670      240          730
Other expense (income)..................      76         335           56      38       (40)       (24)     (11)          21
                                          -------  ------------   -------  -------  -------  ---------  --------   ---------
Income (loss) before income taxes and
  minority interest.....................   2,027       1,497        1,838   2,814     2,427      4,957      (71)        (608)
Income tax expense (benefit)............     825          45           55      67        41        488       (2)        (373)(3)
Minority interest.......................    --        --            --       --       --           105    --          --
                                          -------  ------------   -------  -------  -------  ---------  --------   ---------
Net income (loss).......................  $1,202     $ 1,452      $ 1,783  $2,747   $ 2,386  $   4,364  $   (69)   $    (236)
                                          -------  ------------   -------  -------  -------  ---------  --------   ---------
                                          -------  ------------   -------  -------  -------  ---------  --------   ---------
PRO FORMA STATEMENT OF OPERATIONS
  DATA(4):
Historical income (loss) before income
  taxes and minority interest...........             $ 1,497      $ 1,838  $2,814   $ 2,427  $   4,957  $   (71)   $    (608)
Pro forma income tax expense
  (benefit).............................                 599          735   1,125       971      1,983      (28)        (243)
Minority interest.......................              --            --       --       --           105    --          --
                                                   ------------   -------  -------  -------  ---------  --------   ---------
Pro forma net income (loss).............             $   898      $ 1,103  $1,688   $ 1,456  $   2,869  $   (43)   $    (365)
                                                   ------------   -------  -------  -------  ---------  --------   ---------
                                                   ------------   -------  -------  -------  ---------  --------   ---------
Pro forma net income (loss) per share...                                                     $    0.52             $   (0.07)
                                                                                             ---------             ---------
                                                                                             ---------             ---------
Common and common equivalent shares used
  in computing per share amounts(5).....                                                     5,557,867             5,329,247
SELECTED STORE OPERATING DATA:
Store contribution(6)...................  $6,125     $ 4,102      $ 6,880  $8,110   $ 7,647  $  11,111  $ 2,474    $   3,587
Number of stores:
  Opened or acquired during period......       2           1            9       9        12         51(7)       8          6
  Closed during period..................    --        --                2       4         4          5        5       --
  Open at end of period.................      61          62           69      74        82        128       85          134
Total weighted average square feet(8)...  110,147    110,732      114,813  130,542  144,612    168,966  151,775      228,656
Average square feet per store...........   1,792       1,792        1,851   1,894     1,873      1,744    1,861        1,758
Weighted average net sales per square
  foot(9)...............................  $  347     $   206      $   365  $  369   $   351  $     392  $   153    $     164
Increase (decrease) in comparable store
  net sales(10).........................     2.0 %       2.5%         4.1%    0.6 %    (1.4)%       3.1%    3.1%         2.5%

                                                                               AS OF
                                ---------------------------------------------------------------------------------------------------
                                 JUNE 27,    DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   DECEMBER 28,    JUNE 28,
                                   1992         1992(1)         1993           1994           1995          1996(1)       1997(1)
                                -----------  -------------  -------------  -------------  -------------  -------------  -----------
BALANCE SHEET DATA:
Working capital...............   $   3,182     $   3,527      $   5,695      $   5,742      $   6,710      $   9,430     $   5,870
Total assets..................      12,478        13,537         15,409         15,630         17,050         31,858        38,303
Total debt....................       4,604         3,722          3,633          2,396          2,734         10,765        18,993
Stockholders' equity..........       4,754         5,233          5,650          6,349          7,648         10,646         8,214


------------------------------


(1) Effective June 28, 1992, the Company changed its fiscal year end from the last Saturday in June to the last Saturday in December. Results for the 26-week period ended December 26, 1992 and for the 26-week periods ended June 29, 1996 and June 28, 1997 are not indicative of full calendar year results, as the second half of the year includes the Company's strongest selling season.


(2) Fiscal 1994 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks. During the 53rd week of fiscal 1994, the Company generated $1.2 million in net sales. As a result, the Company's operating results in fiscal 1994 are not comparable to its results in any other fiscal year presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(3) The net loss for the 26 weeks ended June 28, 1997 has been computed based upon a tax expense or benefit for Track 'n Trail-California as an S corporation for federal tax and state tax purposes in certain states and as a C corporation in certain other states, including California, the state in which the Company has its headquarters and its highest concentration of store locations. If California and certain other states adopt tax legislation by the end of 1997 which retroactively conforms to federal law regarding S corporation tax status, the Company will be taxed for all of 1997 as an S corporation in those states. The effect of such state tax legislation would be to reduce the Company's tax benefit and increase its net loss for the 26 weeks ended June 28, 1997 by approximately $111,000. See
    Note 9 of Notes to Consolidated Financial Statements.



(4) Includes, for the 26 weeks ended December 26, 1992, for fiscal 1993, 1994, 1995 and 1996, and for the 26-week periods ended June 29, 1996 and June 28, 1997, pro forma provision for income taxes using an assumed combined federal and state tax rate of 40.0%, which the Company believes approximates the statutory federal and state income tax rates that would have been applied had Track 'n Trail-California been taxed as a C corporation. Commencing June 28, 1992, Track 'n Trail-California has operated as an S corporation and has not been subject to federal and certain state income taxes. The Company's earnings during such periods have been taxed directly to the Company's stockholders, rather than to the Company. In connection with the Reorganization and the Offering, the S corporation election of Track 'n Trail-California and the Company, respectively, will be terminated under circumstances under which income to be reported by the Company and Track 'n Trail-California for their respective terminated S corporation taxable years will be determined utilizing a "closing of the books" method.



(5) Shares outstanding include 669,240 shares issuable upon exercise of stock options outstanding at December 28, 1996 and June 28, 1997, after applying the treasury stock method assuming an initial public offering price of $11.00 per share (the midpoint of the Offering range). The pro forma common and common equivalent shares also give effect to the sale by the Company of only those shares of Common Stock necessary to fund the payment of the excess of (i) the sum of stockholder distributions during the previous 12-month period (during fiscal 1996 for the determination of shares outstanding for fiscal 1996, and during the 12 months ended June 28, 1997 for the determination of shares outstanding for the 26 weeks ended June 28,
    1997) and distributions thereafter until the Reorganization over (ii) the S corporation earnings in the previous 12-month period, assuming that such shares are sold at an initial public offering price of $11.00 per share (the midpoint of the Offering range), net of estimated underwriting discounts and Offering expenses. See "Capitalization," "Management--Stock Option Plan" and "Pro Forma Condensed Consolidated Financial Information."



(6) Store contribution refers to gross profit after deducting selling and marketing expenses. Store contribution is presented to provide additional information about the Company and is commonly used as a performance measurement by retail companies. Store contribution should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of the Company's profitability or liquidity.



(7) On October 25, 1996, the Company acquired 33 Overland Trading stores. The Company opened one additional Overland Trading store in November 1996 pursuant to a commitment previously entered into by Overland.



(8) Weighted to reflect store openings and closings during each period, assuming that all periods presented consisted of 52 weeks (except for the 26-week periods ended June 29, 1996 and June 28, 1997).



(9) Weighted average net sales for the 26 weeks ended December 26, 1992 reflect only sales for that 26-week period. Weighted average net sales for fiscal 1994 have been adjusted as if such year consisted of 52 weeks.



(10) Comparable store net sales include only those stores that were open both for the full fiscal period and for the full prior fiscal period. The fiscal 1994 and 1995 increases have been calculated by comparing net sales in such years to net sales for the prior 53 and 52 weeks, respectively. The increases for fiscal 1996 and for the 26 weeks ended June 28, 1997 exclude the Overland Trading stores acquired in October 1996. If such stores had been included in the Company's comparable store net sales comparison since the acquisition, the change in comparable store net sales for fiscal 1996 and for the 26 weeks ended June 28, 1997 would have been 2.4% and (0.3%), respectively.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)


    The following Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus. The Pro Forma Condensed Consolidated Financial Information:



    (i) Reflects the Reorganization and the Company's resulting conversion from S corporation status to C corporation status; and



    (ii) Is adjusted for the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range), the application of the estimated net proceeds therefrom as described in "Use of Proceeds" and certain events intended or mandated to occur in connection with the Offering.



    The Pro Forma Condensed Consolidated Statement of Operations for the year ended December 28, 1996 reflects financial information with respect to the Company's acquisition in (a) October 1996 of 79.0% of Overland's common stock and (b) January 1997 of the remaining Overland common stock (the "Minority Interest") from certain of the Company's stockholders (the "Minority Interest Acquisition" and, collectively with the Company's acquisition of 79.0% of Overland, the "Acquisition"), which has been accounted for under the purchase method of accounting. The Pro Forma Condensed Consolidated Statement of Operations for the year ended December 28, 1996 was prepared as if the Acquisition, the Reorganization and the Offering occurred on December 31, 1995, the first day of fiscal 1996. The Pro Forma Condensed Consolidated Statement of Operations for the 26-week period ended June 28, 1997 was prepared as if the Reorganization and the Offering occurred on December 29, 1996, the first day of fiscal 1997. The Pro Forma Condensed Consolidated Balance Sheet was prepared as if the Reorganization and the Offering occurred on June 28, 1997. As there were no material differences, no pro forma adjustments to the Pro Forma Condensed Consolidated Statement of Operations for the 26 weeks ended June 28, 1997 were necessary to record the Minority Interest Acquisition, which occurred on January 1, 1997, as if it had occurred on December 29, 1996.



    The Pro Forma Condensed Consolidated Statements of Operations for fiscal 1996 and for the 26-week period ended June 28, 1997 do not include any potential operational cost savings other than the elimination of consulting agreements with former Overland stockholders which will terminate by their contractual terms upon the closing of the Offering. The Company believes that it may be able to further reduce operational costs as it consolidates the Overland operations into the Company. There can be no assurance that the Company will be successful in effecting any such cost savings.


    The Pro Forma Condensed Consolidated Financial Information is unaudited and is not necessarily indicative of the consolidated financial position and results which actually would have occurred if the Acquisition, the Reorganization and the Offering had been consummated as of the dates presented, nor does it purport to present the financial position or results of operations of the Company for future periods.

                                 TRACK 'N TRAIL
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 28, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                                      REORGANIZATION                                 REORGANIZATION
                                                                        PRO FORMA     REORGANIZATION    OFFERING      PRO FORMA AS
                                                  COMPANY HISTORICAL   ADJUSTMENTS      PRO FORMA      ADJUSTMENTS      ADJUSTED
                                                  ------------------  --------------  --------------  -------------  --------------
ASSETS:
Current assets..................................      $   27,031       $     662(1)     $   27,693    $    1,724(4)    $   29,417
Noncurrent assets...............................          11,272             440(1)         11,712            24(5)        10,889
                                                                                                            (847)(4)
                                                         -------         -------           -------    -------------       -------
    Total assets................................      $   38,303       $   1,102        $   39,405    $      901       $   40,306
                                                         -------         -------           -------    -------------       -------
                                                         -------         -------           -------    -------------       -------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities.............................      $   21,162       $     215(2)     $   27,777    $  (18,300)(4)   $    9,477
                                                                           6,400(3)
Noncurrent liabilities..........................           8,927                             8,927        (7,323)(4)        1,604
                                                         -------         -------           -------    -------------       -------
    Total liabilities...........................          30,089           6,615            36,704       (25,623)          11,081
                                                         -------         -------           -------    -------------       -------

Stockholders' equity:
  Common stock..................................              41                                41            27(4)            68
  Paid-in capital...............................             732                               732        26,473(4)        27,264
                                                                                                              59(5)

  Retained earnings.............................           7,441           1,102(1)          1,928           (35)(5)        1,893
                                                                            (215)(2)
                                                                          (6,400)(3)
                                                         -------         -------           -------    -------------       -------
    Total stockholders' equity..................           8,214          (5,513)            2,701        26,524           29,225
                                                         -------         -------           -------    -------------       -------
      Total liabilities and stockholders'                              $   1,102
        equity..................................      $   38,303                        $   39,405    $      901       $   40,306
                                                         -------         -------           -------    -------------       -------
                                                         -------         -------           -------    -------------       -------

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 28, 1997
                                  (UNAUDITED)



(1) To give effect to $1.1 million of deferred tax assets arising from the conversion of the Company from an S corporation to a C corporation. Such deferred tax assets relate to temporary differences in the basis of assets and liabilities for tax and accounting purposes.



(2) To reflect $215,000 of S corporation distributions made or to be made subsequent to June 28, 1997 and before the Reorganization.



(3) To give effect to the declaration of the $6.4 million Distribution, which is designed to constitute substantially all remaining undistributed accumulated S corporation earnings of Track 'n Trail-California immediately prior to the Reorganization.



(4) To reflect assumed net proceeds from the sale by the Company of 2,727,272 shares of Common Stock in the Offering at an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range), net of estimated underwriting discounts and offering expenses of approximately $3.5 million, and the payment of the Distribution and the repayment of indebtedness as described under "Use of Proceeds."



(5) To give effect to changes in deferred taxes, retained earnings and additional paid-in capital with respect to stock options that will vest upon the Offering in accordance with the terms of the Stock Option Plan. The total compensation in connection with the options at the time of grant was $170,000, of which $103,000 and $8,000 were recorded as expense in fiscal 1996 and in the 26-week period ended June 28, 1997, respectively. The remaining $59,000 relates to options that will vest upon the Offering and will be expensed at that time. The non-cash compensation charge of $59,000, subject to a tax effect of $24,000, results in a net reduction in retained earnings of $35,000. This net reduction is more than offset by a $59,000 increase in additional paid-in capital. The tax effect of $24,000 is recorded as a deferred tax asset.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE TWENTY-SIX WEEKS ENDED JUNE 28, 1997
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                                                                      OFFERING PRO    OFFERING AND
                                          COMPANY    REORGANIZATION  REORGANIZATION      FORMA       REORGANIZATION
                                         HISTORICAL   ADJUSTMENTS      PRO FORMA      ADJUSTMENTS      PRO FORMA
                                         ----------  --------------  --------------  --------------  --------------
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $   37,528   $               $     37,528    $              $    37,528
Cost of sales..........................      19,413                         19,413                        19,413
                                         ----------     -------      --------------       -----      --------------
Gross profit...........................      18,115                         18,115                        18,115
                                         ----------     -------      --------------       -----      --------------
Selling and marketing expenses.........      14,527                         14,527                        14,527
Administration and distribution
 expenses..............................       3,444                          3,444         (140)(3)        3,363
                                                                                             59(4)
                                         ----------     -------      --------------       -----      --------------
Total operating expenses...............      17,972                         17,972          (81)          17,891
                                         ----------     -------      --------------       -----      --------------
Operating income (loss)................         143                            143           81              224
Other (income) expense:
  Interest expense.....................         730                            730         (710)(5)           20
  Other, net...........................          21                             21                            21
                                         ----------     -------      --------------       -----      --------------
Income (loss) before income taxes......        (608)                          (608)         791              183
Income tax provision (benefit).........        (373)     (1,102)(1)         (1,458)         316(6)        (1,142)
                                                             17(2)
                                         ----------     -------      --------------       -----      --------------
Net income (loss)......................  $     (236)  $   1,085       $        850    $     475      $     1,325
                                         ----------     -------      --------------       -----      --------------
                                         ----------     -------      --------------       -----      --------------
PRO FORMA STATEMENT OF OPERATIONS
 DATA(7):
Historical income (loss) before income
 taxes.................................  $     (608)                  $       (608)                  $       183
Pro forma income tax provision
 (benefit).............................        (243)                          (243)                           73
                                         ----------                  --------------                  --------------
Pro forma net income (loss)............  $     (365)                  $       (365)                  $       110
                                         ----------                  --------------                  --------------
                                         ----------                  --------------                  --------------
Pro forma net income (loss) per
 share(8)..............................  $    (0.07)                  $      (0.07)                  $      0.02
                                         ----------                  --------------                  --------------
                                         ----------                  --------------                  --------------
Pro forma weighted average number of
 common and common equivalent
 shares(9).............................   5,329,247                      5,329,247                      6,888,570

              NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT
            OF OPERATIONS FOR THE 26-WEEK PERIOD ENDED JUNE 28, 1997
                                  (UNAUDITED)



(1) To give effect to a nonrecurring reduction in tax expense resulting from the conversion of Track 'n Trail-California from an S corporation to a C corporation upon the Reorganization which is associated with the recording of deferred tax assets due to temporary differences in the basis of assets and liabilities for tax and financial statement purposes. See Note 14 of Notes to Consolidated Financial Statements.



(2) To reflect an effective tax rate of 40.0%, representing management's estimate of the effective tax rate had Track 'n Trail-California been a C corporation for the period presented. Overland was a C corporation for the entire period presented.



(3) To eliminate payments under consulting agreements with certain former owners of Overland common stock that, by the terms of the agreements, terminate upon the closing of the Offering, as if the Offering had occurred on December 29, 1996, the first day of fiscal 1997.



(4) To record a non-cash compensation expense resulting from the vesting of stock options as a result of the Offering in accordance with the terms of the Stock Option Plan. The total compensation expense in connection with the options at the date of grant was $170,000, less the portion that was recorded as expense through June 28, 1997 of $111,000. See Note 14 of Notes to Consolidated Financial Statements.



(5) To eliminate interest expense of $158,000, $175,000 and $377,000 associated with the Seller Notes, the Subordinated Note and other indebtedness, respectively, all of which will be repaid from the net proceeds of the Offering as described under "Use of Proceeds."



(6) To record income taxes on pro forma adjustments to administrative and distribution expense due to the elimination of payments under consulting agreements, the vesting of stock options and the elimination of certain interest expense, as described in footnotes 3, 4 and 5 above. Income taxes on such pro forma adjustments were computed at 40.0%, representing management's estimate of the effective rate had Track 'n Trail-California been a C corporation for the 26 weeks ended June 28, 1997.



(7) Reflects an effective tax rate of 40.0%, representing management's estimate of the effective tax rate had Track 'n Trail-California been a C corporation for the period presented. Overland was a C corporation for the entire period presented. The pro forma income tax provision reflects the tax provisions that would have been recorded if Track 'n Trail-California had been a C corporation throughout the 26-week period ended June 28, 1997 and, accordingly, eliminates the $1.1 million nonrecurring reduction in income tax expense resulting from the conversion of Track 'n Trail-California from an S corporation to a C corporation. See Note 14 of Notes to Consolidated Financial Statements.



(8) Pro forma net income (loss) per share has been computed by dividing pro forma net income (loss) by the weighted average number of common and common equivalent shares outstanding using the treasury stock method and an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range), net of underwriting discounts and estimated Offering expenses, after giving retroactive effect to (i) a change in the number of outstanding shares effected by the Reorganization, (ii) the common stock options issued during the 12-month period preceding the Offering computed under the treasury stock method and (iii) the number of shares of Common Stock being sold in the Offering, at an assumed offering price, the proceeds of which would be necessary to pay the excess of S corporation distributions during the 12-month period ended June 28, 1997 and thereafter until the Reorganization over S corporation earnings during the 12-month period ended June 28, 1997.



(9) The pro forma common and common equivalent shares give effect to the sale by the Company, in addition to those shares described in footnote 8 above, of only that number of offered shares of Common Stock, the proceeds (net of underwriting discounts and estimated Offering expenses) of which would be necessary to fund the repayment of indebtedness as described in "Use of Proceeds," assuming that such shares are sold at an initial public offering price of $11.00 per share (the midpoint of the Offering range). The amount of indebtedness assumed to be outstanding for the purpose of calculating the pro forma number of common and common equivalent shares outstanding is equal to the weighted average indebtedness assumed to have been outstanding had the Reorganization occurred on December 29, 1996, the first day of the 1997 fiscal year.

                                 TRACK 'N TRAIL
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 28, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                              OVERLAND
                                             TEN MONTHS                                                 REORGANIZATION
                                                ENDED      ACQUISITION    ACQUISITION                        AND
                                  TRACK 'N   OCTOBER 25,    PRO FORMA      PRO FORMA   REORGANIZATION    ACQUISITION
                                    TRAIL       1996       ADJUSTMENTS     COMBINED      ADJUSTMENTS      PRO FORMA
                                  ---------  -----------  --------------  -----------  ---------------  --------------
STATEMENT OF OPERATIONS DATA:
Net sales.......................  $  66,233   $  17,953    $               $  84,186     $                $   84,186
Cost of sales...................     34,062      10,398                       44,460                          44,460
                                  ---------  -----------       -----      -----------      -------      --------------
Gross profit....................     32,171       7,555                       39,726                          39,726
                                  ---------  -----------       -----      -----------      -------      --------------
Selling and marketing
 expenses.......................     21,060       6,216                       27,276                          27,276
Administrative and distribution                                  143(1)
 expenses.......................      5,508       1,655          (32)(2)       7,274                           7,274
                                  ---------  -----------       -----      -----------      -------      --------------
Total operating expenses........     26,568       7,871          111          34,550                          34,550
                                  ---------  -----------       -----      -----------      -------      --------------
Operating income (loss).........      5,603        (316)        (111)          5,176                           5,176
Other (income) expense:
  Interest expense..............        670         232          552(3)        1,425                           1,425
                                                                 (29)(4)
  Other, net....................        (24)         32                            8                               8
                                  ---------  -----------       -----      -----------      -------      --------------
Income (loss) before income
 taxes and minority interest....      4,957        (580)        (634)          3,743                           3,743
Income tax provision                                                                        (1,134)(7)
 (benefit)......................        488        (232)         (89)(5)         167         1,330(8)            363
                                  ---------  -----------       -----      -----------      -------      --------------
Income before minority
 interest.......................      4,469        (348)        (545)          3,576          (196)            3,380
Minority interest...............        105                     (105)(6)           0
                                  ---------  -----------       -----      -----------      -------      --------------
Net income (loss)...............  $   4,364   $    (348)   $    (440)      $   3,576     $    (196)       $    3,380
                                  ---------  -----------       -----      -----------      -------      --------------
                                  ---------  -----------       -----      -----------      -------      --------------
PRO FORMA STATEMENT OF
 OPERATIONS DATA(13):
Historical income before income
 taxes and minority interest....  $   4,957                                $   3,743                      $    3,743
Pro forma income tax
 provision......................      1,983                                    1,497                           1,497
                                  ---------                               -----------                   --------------
Pro forma income before minority
 interest.......................      2,974                                    2,246                           2,246
Minority interest...............        105
                                  ---------                               -----------                   --------------
Pro forma net income............  $   2,869                                $   2,246                      $    2,246
                                  ---------                               -----------                   --------------
                                  ---------                               -----------                   --------------
Pro forma net income per
 share(14)......................  $    0.52                                $    0.40                      $     0.40
                                  ---------                               -----------                   --------------
                                  ---------                               -----------                   --------------
Pro forma weighted average
 number of common and common
 equivalent shares(15)..........  5,557,867                                5,557,867                       5,557,867

                                                    OFFERING,
                                                  REORGANIZATION
                                   OFFERING PRO        AND
                                      FORMA        ACQUISITION
                                   ADJUSTMENTS      PRO FORMA
                                  --------------  --------------
STATEMENT OF OPERATIONS DATA:
Net sales.......................   $                $   84,186
Cost of sales...................                        44,460
                                     -------      --------------
Gross profit....................                        39,726
                                     -------      --------------
Selling and marketing
 expenses.......................                        27,276
Administrative and distribution         (358) (9)
 expenses.......................          67 (10         6,983
                                     -------      --------------
Total operating expenses........        (291)           34,259
                                     -------      --------------
Operating income (loss).........         291             5,467
Other (income) expense:
  Interest expense..............      (1,367)(11)           58

  Other, net....................                             8
                                     -------      --------------
Income (loss) before income
 taxes and minority interest....       1,658             5,401
Income tax provision
 (benefit)......................         663 (12         1,026
                                     -------      --------------
Income before minority
 interest.......................         995             4,375
Minority interest...............
                                     -------      --------------
Net income (loss)...............   $     995        $    4,375
                                     -------      --------------
                                     -------      --------------
PRO FORMA STATEMENT OF
 OPERATIONS DATA(13):
Historical income before income
 taxes and minority interest....                    $    5,401
Pro forma income tax
 provision......................                         2,160
                                                  --------------
Pro forma income before minority
 interest.......................                         3,241
Minority interest...............
                                                  --------------
Pro forma net income............                    $    3,241
                                                  --------------
                                                  --------------
Pro forma net income per
 share(14)......................                    $     0.46
                                                  --------------
                                                  --------------
Pro forma weighted average
 number of common and common
 equivalent shares(15)..........                     7,015,137

              NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT
               OF OPERATIONS FOR THE YEAR ENDED DECEMBER 28, 1996
                                  (UNAUDITED)



 (1) To reflect the amortization over a 20-year period of goodwill of $3,295,000 in connection with the Acquisition as if it had occurred in its entirety on December 31, 1995, the first day of fiscal 1996. The adjustment represents amortization for the period from December 31, 1995 through October 25, 1996 of goodwill associated with acquisition of 79.0% of Overland and for all of fiscal 1996, goodwill associated with acquisition of the remaining 21.0%. See Note 13 of Notes to Consolidated Financial Statements for additional information.



 (2) To adjust depreciation expense to reflect (i) adjustments to reduce the carrying value of fixed assets acquired by $189,000 to the fair value at acquisition and (ii) adjustments to convert the depreciation method previously used by Overland to the straight line method employed by the Company and (iii) adjustments to convert the assets' useful lives from lives previously used by Overland to the three to ten year lives used by the Company for similar assets.



 (3) To give effect to the interest expense associated with the Seller Notes and the Subordinated Note, including the Seller Notes assumed in connection with the Minority Interest Acquisition, as if such indebtedness had been outstanding since December 31, 1995, the first day of fiscal 1996. Interest was calculated based on Seller Notes of $3,157,000 at 10% per annum, and the Subordinated Note of $3,500,000 at 10% per annum, as though such notes were outstanding from December 31, 1995 through October 25, 1996, the date of the Acquisition.



 (4) To reflect the difference in interest expense in connection with the mandatory refinancing of Overland's previous bank line of credit and Small Business Administration term loan with the Company's Revolving Loan Agreement, resulting from the associated difference in interest rates, as if such refinancing had occurred on December 31, 1995, the first day of fiscal 1996. The interest adjustment was computed as the excess of (i) the weighted average interest rates on Overland's previous line of credit and Small Business Administration term loans over (ii) the weighted average interest rate on the Company's Revolving Line of Credit, such excess then being applied to the weighted average balances outstanding for the period from December 31, 1995, the beginning of fiscal 1996, to October 25, 1996.



 (5) To record income taxes on pro forma adjustments to depreciation expense as described in footnote 2 above, and interest expense as described in footnotes 3 and 4 above, with respect to Overland (a C corporation) at 40.0% estimated effective rate applicable to Overland, and state income taxes at reduced S corporation rates on adjustments resulting from the Minority Interest Acquisition, as described in footnote 6 below, for Track 'n Trail-California, which is treated as an S corporation for the period presented prior to adjustments for the Reorganization.



 (6) To reverse the elimination of the minority interest in Overland's net income, as if the Minority Interest Acquisition had occurred on December 31, 1995.



 (7) To give effect to a nonrecurring reduction in tax expense resulting from the conversion of Track 'n Trail-California from an S corporation to a C corporation upon the Reorganization, which is associated with the recording of deferred tax assets due to temporary differences in the basis of assets and liabilities for tax and financial statement purposes. See
      Note 14 of Notes to Consolidated Financial Statements.



 (8) To reflect an effective tax rate of 40.0%, representing management's estimate of the effective tax rate had Track 'n Trail-California been a C corporation for the period presented. Overland was a C corporation for the entire period presented.



 (9) To eliminate payments under consulting agreements with certain former owners of Overland common stock that by the terms of the agreements terminate upon the closing of the Offering, as if the Offering had occurred on December 31, 1995.

(10) To record a non-cash compensation expense resulting from the vesting of stock options as a result of the Offering, in accordance with the terms of the Stock Option Plan. The total compensation expense in connection with the options at the date of grant was $170,000, less the portion that was recorded as expense during the 1996 fiscal year of $103,000. The remaining $67,000 relates to options that will vest upon the Offering. See Note 14 of Notes to Consolidated Financial Statements.



(11) To eliminate interest expense of $316,000, $350,000 and $701,000 associated with the Seller Notes, the Subordinated Note and other indebtedness, respectively, inclusive of the effects of adjustments to interest described in footnote 3 above, as such debts will be repaid from the net proceeds of the Offering as described under "Use of Proceeds."



(12) To record income taxes on pro forma adjustments to administrative and distribution expense due to the elimination of payments under consulting agreements, the vesting of stock options and the elimination of certain interest expense, as described in footnotes 9, 10 and 11 above. Income taxes on such pro forma adjustments were computed at 40.0%, representing management's estimate of the effective rate had Track 'n Trail-California been a C corporation for all of fiscal 1996.



(13) Reflects an effective tax rate of 40.0%, representing management's estimate of the effective tax rate had Track 'n Trail-California been a C corporation for the period presented. Overland was a C corporation for the entire period presented. The pro forma income tax provision is accounted for as if Track 'n Trail-California had been a C corporation throughout the year and, accordingly, eliminates the $1.1 million nonrecurring reduction in income tax expense resulting from the conversion of Track 'n Trail-California from an S corporation to a C corporation. See Note 14 of Notes to Consolidated Financial Statements.



(14) Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of common and common equivalent shares outstanding using the treasury stock method and an assumed initial public offering price of $11.00 per share (the midpoint of the Offering range), net of underwriting discounts and estimated Offering expenses, after giving retroactive effect to (i) a change in the number of outstanding shares effected by the Reorganization, (ii) those common stock options issued during the 12-month period preceding the Offering computed under the treasury stock method, and (iii) the number of shares of Common Stock being sold in the Offering, at an assumed offering price, the proceeds of which would be necessary to pay the excess of S corporation distributions during fiscal 1996 and thereafter until the Reorganization over S corporation earnings during fiscal 1996.



(15) The pro forma common and common equivalent shares give effect to the sale by the Company, in addition to those shares described in footnote 14 above, of only that number of offered shares of Common Stock, the proceeds (net of underwriting discounts and estimated Offering expenses) of which would be necessary to fund the repayment of indebtedness as described in "Use of Proceeds," assuming that such shares are sold at an initial public offering price of $11.00 per share (the midpoint of the Offering range). The amount of indebtedness assumed to be outstanding for the purpose of calculating the pro forma number of common and common equivalent shares outstanding is equal to the weighted average indebtedness assumed to have been outstanding had the Acquisition and the Reorganization occurred on December 31, 1995, the first day of fiscal 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

INTRODUCTION


    The Company is one of the largest full-service specialty retailers in the United States focusing on a broad range of high-quality casual, outdoor and adventure footwear. As of August 23, 1997, the Company operated 100 Track 'n Trail stores and 35 Overland Trading stores in 24 states, concentrated in California, the Midwest and the Northeast. All but three of these stores were located in regional or super-regional shopping malls. Track 'n Trail stores average approximately 1,881 square feet in size, while Overland Trading stores average approximately 1,393 square feet.



    On October 25, 1996, the Company, together with the Existing Stockholders, obtained control of 33 Overland Trading stores by acquiring the outstanding common stock of Overland in exchange for the $3.2 million of Seller Notes and warrants to purchase one percent of the Company's Common Stock calculated on a fully diluted basis immediately prior to an initial public offering. In connection with the acquisition, Overland repurchased all of its outstanding preferred stock in exchange for the $3.5 million Subordinated Note, which the Company guaranteed. Due to the then-existing prohibition against an S corporation owning 80.0% or more of a subsidiary's stock, the Company initially purchased 79.0% of Overland's common stock, while the Existing Stockholders personally acquired the remaining 21.0%. Following legislative changes to the S corporation rules, the Company acquired the remaining 21.0% effective at the beginning of fiscal 1997, and assumed the Existing Stockholders' pro rata portion of the Seller Notes. Total payments in connection with the acquisition were approximately $9.0 million, including the Seller Notes, the Subordinated Note, the refinancing of approximately $2.1 million in indebtedness under Overland's credit facility through borrowings under the Revolving Loan Agreement, and associated expenses of approximately $240,000. In connection with the acquisition, which was accounted for under the purchase method of accounting, $3.3 million was allocated to goodwill. The Seller Notes, the Subordinated Note and the Revolving Loan Agreement mature upon the consummation of the Offering. Pursuant to consulting agreements entered into in connection with the acquisition, the Company currently pays an aggregate of approximately $23,400 per month plus related benefit expenses to certain former Overland stockholders. The consulting agreements terminate upon the consummation of the Offering.


    Since the acquisition of Overland, the Company has reduced overhead by closing Overland's corporate office and distribution facility, centralizing these functions within the Company's corporate office. Additionally, the Company converted Overland's MIS systems to the Company's MIS systems. As a result, management is able to analyze sales and inventory by SKU on a daily basis in order to implement its focused merchandising strategy. The Company's employee development, incentive compensation, customer service, marketing and loss prevention programs have also been implemented in the Overland Trading stores.


    The Company's net sales have grown at a compound annual rate of 16.5% from $41.9 million in fiscal 1993 to $66.2 million in fiscal 1996 as a result of the Company's store expansion program, increased sales from existing stores and the acquisition of Overland in October 1996. During that three-year period, the number of stores increased from 69 to 128. In addition, the Company's net income has grown at a compound annual rate of 37.5% from $1.1 million in fiscal 1993 to $2.9 million in fiscal 1996, after giving effect to assumed C corporation income taxes.



    The Company defines comparable stores as those stores that were open for the full fiscal period and for the full prior fiscal period. The Company's comparable store net sales grew 4.1% and 0.6% in fiscal

1993 and 1994, respectively, declined by 1.4% in fiscal 1995, and grew by 3.1% in fiscal 1996 and 2.5% in the first six months of fiscal 1997, excluding the acquired Overland Trading stores. Had the Overland Trading stores acquired by the Company on October 25, 1996 been included in the Company's comparable store net sales comparison since the acquisition, comparable store net sales would have grown 2.4% in fiscal 1996 and declined by 0.3% in the first six months of 1997.



    Track 'n Trail-California has been treated as an S corporation for federal and certain state income tax purposes since June 28, 1992. As a result, the earnings of Track 'n Trail-California from June 28, 1992 through the date preceding the Termination Date have been and will be taxed, with certain exceptions, directly to the stockholders of Track 'n Trail-California rather than to Track 'n Trail-California. Track 'n Trail-California's S corporation status will terminate as a result of the Reorganization on the Termination Date. Thereafter, Track 'n Trail-California will be subject to state and federal income taxes as a C corporation, and all references to net income in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are presented as if Track 'n Trail-California had been subject to income taxes at a combined state and federal income tax rate of 40.0%.



    In connection with Track 'n Trail-California's conversion to C corporation status, the Company will record a nonrecurring tax benefit, which would have been $1.1 million had the conversion occurred at June 28, 1997.



RESULTS OF OPERATIONS


    The following table sets forth certain operating data as a percentage of net sales for the periods indicated:


                                                                                 26 WEEKS
                                                                                  ENDED
                                                      FISCAL               --------------------
                                          -------------------------------  JUNE 29,   JUNE 28,
                                            1994       1995       1996       1996       1997
                                          ---------  ---------  ---------  ---------  ---------
Net sales...............................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales...........................       52.1       51.7       51.4       51.6       51.7
                                          ---------  ---------  ---------  ---------  ---------
Gross profit............................       47.9       48.3       48.6       48.4       48.3
Selling and marketing expenses..........       31.1       33.2       31.8       37.8       38.7
                                          ---------  ---------  ---------  ---------  ---------
Store contribution(1)...................       16.8       15.1       16.8       10.6        9.6
Administrative and distribution
 expenses...............................       10.2        9.5        8.3        9.9        9.2
                                          ---------  ---------  ---------  ---------  ---------
Operating income (loss).................        6.6        5.6        8.5        0.7        0.4
Interest expense........................        0.7        0.9        1.0        1.0        1.9
Other expense (income)..................        0.1       (0.1)      (0.0)       0.0        0.1
                                          ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and
 minority interest......................        5.8        4.8        7.5       (0.3)      (1.6)
Pro forma income tax provision
 (benefit)(2)...........................        2.3        1.9        3.0       (0.1)      (0.6)
Minority interest.......................     --         --            0.2     --         --
                                          ---------  ---------  ---------  ---------  ---------
Pro forma net income (loss)(2)..........        3.5%       2.9%       4.3%      (0.2)%      (1.0)%
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------


------------------------

(1) Store contribution refers to gross profit after deducting selling and marketing expenses. Store contribution is presented to provide additional information about the Company and is commonly used as a performance measurement by retail companies. Store contribution should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of the Company's profitability or liquidity.


(2) Reflects an assumed combined federal and state tax rate of 40.0%, which the Company believes approximates the statutory federal and state income tax rates that would have been applied had Track 'n Trail-California been taxed as a C corporation. Commencing June 28, 1992, Track 'n Trail-California has operated as an S corporation and has not been subject to federal and certain state income taxes.



RECENT RESULTS



    Net sales were $15.5 million for the eight-week period ended August 23, 1997, an increase of $5.4 million, or 53.3%, over the $10.1 million in net sales during the comparable period in the prior year. The Company's comparable store net sales grew by 2.9% in the eight-week period ended August 23, 1997. Had the Overland Trading stores acquired by the Company on October 25, 1996 been included in the Company's store base for all of fiscal 1996, comparable store net sales would have grown 4.7% for the eight-week period ended August 23, 1997.



TWENTY-SIX WEEKS ENDED JUNE 28, 1997 COMPARED TO TWENTY-SIX WEEKS ENDED JUNE 29,
  1996



    NET SALES



    Net sales were $37.5 million for the 26 weeks ended June 28, 1997, an increase of $14.2 million, or 61.2%, over the $23.3 million in net sales for the comparable period in the prior year. The 34 Overland Trading stores accounted for $10.0 million or 70.8% of the increase in net sales. A comparable store net sales increase of 2.5% for the Track 'n Trail stores contributed $546,000 to the net sales gain, while the six Track 'n Trail stores opened in the first six months of 1997 contributed $516,000 in net sales. The remaining increase in net sales of $3.1 million is primarily attributable to stores opened in fiscal 1996.



    GROSS PROFIT



    Gross profit was $18.1 million for the 26 weeks ended June 28, 1997, an increase of $6.8 million, or 60.8%, over the $11.3 million gross profit for the comparable period in the prior year. Gross profit as a percentage of net sales decreased to 48.3% for the 26 weeks ended June 28, 1997 from 48.4% in the comparable period in the prior year. Gross profit at the Track 'n Trail stores for the 26 weeks ended June 28, 1997 was 49.0% of net sales, a 0.6% margin improvement over the 48.4% gross profit as a percentage of net sales in the 26 weeks ended June 29, 1996. This increase was primarily attributable to enhanced cumulative markups and lower markdowns. Overland's gross profit for the 26 weeks ended June 28, 1997 was $4.7 million, or 46.4% of net sales, which had a negative impact on the consolidated gross profit as a percentage of net sales for the 26 weeks ended June 28, 1997. The level of gross profit as a percentage of net sales realized at the Overland Trading stores represented an improvement over the 39.4% gross profit margin recorded by Overland under previous management in the comparable period in 1996. This improvement was due, in part, to increased purchasing economies of scale after the acquisition of Overland. Management also believes that liquidity problems at Overland contributed to Overland's low gross profit margin in the comparable period in 1996.



    SELLING AND MARKETING EXPENSES



    Selling and marketing expenses were $14.5 million for the 26 weeks ended June 28, 1997, an increase of $5.7 million, or 65.2%, over the comparable period in the prior year. Overland accounted for $4.0 million of the increase. The remaining $1.7 million increase is primarily attributable to the 17 stores opened in 1996 and the six stores opened in 1997 which were not open for the full comparable period in the prior year. As a percentage of net sales, selling and marketing expenses increased to 38.7% in the 26 weeks ended June 28, 1997 from 37.8% in the comparable period in 1996, primarily as a result of higher operating expenses as a percentage of net sales at Overland, which were 39.9% of Overland's net sales in the 1997 period. As a percentage of net sales, selling and marketing expenses at the Track 'n Trail stores increased slightly to 38.3% in the 26 weeks ended June 28, 1997 from 37.8% in the comparable period in 1996, primarily due to new store openings.



    ADMINISTRATIVE AND DISTRIBUTION EXPENSES



    Administrative and distribution expenses were $3.4 million for the 26 weeks ended June 28, 1997, an increase of $1.1 million, or 48.7%, over the $2.3 million recorded in the comparable period in 1996. Overland accounted for $958,000 of the increase. The remaining $171,000 increase is attributable to increases in the Track 'n Trail staff and associated expenses as a result of the Company's expansion. As a percentage of net sales, administrative and distribution expenses decreased to 9.2% from 9.9% in the comparable period in 1996. In the absence of the Overland acquisition, administrative and distribution expenses would have been 9.1% of Track 'n Trail net sales, down from the 9.9% experienced in the comparable period in 1996, as a result of spreading such expenses over a larger revenue base.



    INTEREST EXPENSE



    Interest expense increased to $730,000, or 1.9% of net sales, for the 26 weeks ended June 28, 1997, from $240,000, or 1.0% of net sales, in the comparable period in 1996. The $490,000 increase was primarily attributable to $333,000 of interest on the Seller Notes and Subordinated Note incurred in connection with the Overland acquisition, and $83,000 of interest on Overland's borrowings under its line of credit.



    NET LOSS



    The net loss for the 26 weeks ended June 28, 1997 was $365,000, an increase of $323,000 over the net loss of $43,000 incurred in the comparable period in 1996. The increase was more than accounted for by the net loss of $445,000 attributable to Overland. Excluding such loss, the Company would have realized net income of $80,000 for the 26 weeks ended June 28, 1997, which would have represented a $123,000 improvement over the comparable period in 1996. The $445,000 net loss attributable to Overland in the 26 weeks ended June 28, 1997 compares to a net loss of $471,000 for the comparable period in 1996 under previous management. This decrease in Overland's net losses was attributable to an improved gross margin and lower operating costs, partially offset by interest costs of $333,000 incurred as a result of the Overland acquisition.


FISCAL 1996 COMPARED TO FISCAL 1995

    NET SALES


    Net sales for fiscal 1996 were $66.2 million, an increase of $15.5 million, or 30.7%, over fiscal 1995 net sales of $50.7 million. The 34 Overland Trading stores accounted for $6.6 million of the increase in net sales since the acquisition in October 1996, while the 17 Track 'n Trail stores opened during the year accounted for an additional $6.2 million. These increases were partially offset by a reduction in net sales of $1.8 million due to the closure of five stores in 1996. These stores had net sales of only $117,000 in fiscal 1996 due to their closure, compared to net sales of $1.9 million in 1995. The remaining increase in net sales of $4.4 million is primarily attributable to the 3.1% growth in comparable store net sales at Track 'n Trail stores and the full-year benefit in fiscal 1996 of the stores opened during fiscal 1995.


    GROSS PROFIT


    Gross profit was $32.2 million in fiscal 1996, an increase of $7.7 million, or 31.3%, over the $24.5 million gross profit in fiscal 1995. Gross profit as a percentage of net sales increased to 48.6% in fiscal 1996 from 48.3% in fiscal 1995. The increase as a percentage of net sales was primarily related to a reduction in freight costs in fiscal 1996 due to shipping efficiencies. Gross profit at Overland for the two months since the acquisition was $3.2 million, or 48.3% of net sales, which had a slightly negative impact on the consolidated gross profit as a percentage of net sales in fiscal 1996. Nevertheless, Overland generated a higher gross profit as a percentage of net sales for that two-month period, which was during the Company's peak selling season, than it is expected to produce for a full fiscal year.


    SELLING AND MARKETING EXPENSES


    Selling and marketing expenses were $21.1 million in fiscal 1996, an increase of $4.2 million, or 25.0%, over fiscal 1995. Overland accounted for $1.6 million of the increase, and $2.6 million of the remaining increase is primarily attributable to the net increase of 12 Track 'n Trail stores during the year. As a percentage of net sales, selling and marketing expenses decreased to 31.8% from 33.2% in fiscal 1995. In the absence of the Overland acquisition, selling and marketing expenses would have been $19.4 million, or 32.5% of net sales, in fiscal 1996. This decrease in selling and marketing expense as a percentage of net sales was primarily attributable to the higher net sales at the Track 'n Trail stores. For the two months since the acquisition, Overland recorded selling and marketing expenses of $1.6 million, or 24.8% of net sales. This level of selling and marketing expenses as a percentage of net sales is not indicative of Overland's anticipated performance for a full fiscal year because the acquisition occurred immediately prior to the Company's peak selling season.


    ADMINISTRATIVE AND DISTRIBUTION EXPENSES

    Administrative and distribution expenses were $5.5 million in fiscal 1996, an increase of $682,000, or 14.1%, over fiscal 1995. Such expenses decreased as a percentage of net sales to 8.3% in fiscal 1996 from 9.5% in fiscal 1995. The increase in administrative and distribution expenses from fiscal 1995 to 1996 was primarily attributable to increases in the Company's corporate staff as a result of the Company's expansion. The reduction in administrative and distribution expenses as a percentage of net sales was the result of spreading such expenses over a larger revenue base. In the absence of the Overland acquisition, administrative and distribution expenses would have been $4.9 million, or 8.3% of Track 'n Trail's net sales, in fiscal 1996. The Company incurred $653,000 in legal and accounting expenses in fiscal 1995, primarily in defending itself and certain of its directors and executive officers in lawsuits filed by the Company's former Chairman of the Board. These lawsuits were subsequently resolved favorably.

    INTEREST EXPENSE


    Interest expense increased to $670,000, or 1.0% of net sales, in fiscal 1996, from $435,000, or 0.9% of net sales, in fiscal 1995. The increase is attributable to additional borrowings for store expansion as well as two months of interest on the Seller Notes and the Subordinated Note incurred in connection with the Overland acquisition.


    MINORITY INTEREST

    The minority interest elimination of $105,000 represents the 21.0% interest in Overland net income owned by the Company's Existing Stockholders in fiscal 1996. No minority interest existed in fiscal 1995.

    NET INCOME


    The Company's consolidated net income in fiscal 1996 would have been $2.5 million excluding the operations of Overland. This amount would have represented a 71.5% increase over fiscal 1995. Fiscal 1996 net income also reflects $477,000 in net income attributable to Overland from the acquisition of Overland in October 1996 through the end of fiscal 1996, partially offset by the $105,000 minority interest. On a consolidated basis, the Company's net income was $2.9 million in fiscal 1996, which represents a 97.0% increase over the net income of $1.5 million in fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

    NET SALES

    Net sales in fiscal 1995 were $50.7 million, an increase of $2.5 million, or 5.2%, over fiscal 1994 net sales of $48.2 million. Fiscal 1995 had 52 weeks of net sales, whereas fiscal 1994 had 53 weeks of net sales. The additional week in fiscal 1994 generated $1.2 million in net sales. On a comparable 52-week basis, fiscal 1995 net sales increased $3.7 million, which was primarily attributable to the 12 stores opened in fiscal 1995, which generated $3.3 million in net sales, and a $1.6 million net sales increase due to a full year of sales in fiscal 1995 by stores opened in fiscal 1994. These increases were partially offset by the closure of four stores that had accounted for net sales of $632,000 in fiscal 1994, and a decrease in comparable store net sales of 1.4% which resulted in a reduction of net sales of $583,000.

    GROSS PROFIT

    Gross profit was $24.5 million in fiscal 1995, an increase of $1.4 million, or 6.1%, from $23.1 million in fiscal 1994. Gross profit as a percentage of net sales increased to 48.3% in fiscal 1995 from 47.9% in fiscal 1994. The increase was primarily attributable to increased sales of higher-margin private label products as a percentage of total net sales.

    SELLING AND MARKETING EXPENSES

    Selling and marketing expenses were $16.9 million in fiscal 1995, an increase of $1.9 million, or 12.5%, from $15.0 million in fiscal 1994. Such expenses represented 33.2% of net sales in fiscal 1995, compared to 31.1% in fiscal 1994. The increase in selling and marketing expenses as a percentage of net sales was primarily attributable to the operating expenses of the 12 new stores opened, the four stores remodeled during the year and the impact of a 52-week year in fiscal 1995 compared to a 53-week year in fiscal 1994. In fiscal 1994, the 53rd week accounted for an additional $1.2 million in net sales, which leveraged the Company's fixed costs over a larger sales base in comparison to the 52 weeks in fiscal 1995. Excluding these additional net sales, selling and marketing expenses would have been 31.9% of net sales in fiscal 1994 compared to 33.2% in fiscal 1995.

    ADMINISTRATIVE AND DISTRIBUTION EXPENSES

    Administrative and distribution expenses were $4.8 million in fiscal 1995, a decrease of $108,000, or 2.2%, from fiscal 1994. Administrative and distribution expenses were 9.5% of net sales in fiscal 1995, compared to 10.2% in fiscal 1994. Performance-based bonuses in fiscal 1995 were lower by $195,000 and the Company achieved approximately $47,000 in cost savings at its central distribution facility through operational efficiencies. The reduction in administrative and distribution expenses as a percentage of net sales is attributable to the spreading of the Company's relatively fixed costs over a larger sales base. The reduction in administrative and distribution expenses was partially offset by an increase in legal expenses from $514,000 in fiscal 1994 to $653,000 in fiscal 1995 primarily due to increased activity in the litigation previously described.

    INTEREST EXPENSE


    Interest expense increased to $435,000 in fiscal 1995, an increase of $110,000, or 34.1%, from fiscal 1994. Interest expense increased to 0.9% of net sales in fiscal 1995 from 0.7% of net sales in fiscal 1994. The change was attributable to additional borrowings for store expansion.


    NET INCOME

    Net income in fiscal 1995 was $1.5 million, a decrease of $232,000, or 13.7%, from $1.7 million in fiscal 1994. The decrease was primarily attributable to the additional week of net sales in fiscal 1994, which was a

53-week fiscal period. The additional week in fiscal 1994 accounted for approximately $1.2 million in net sales, without a corresponding increase in certain fixed expenses under the categories of selling and marketing expenses, administrative and distribution expenses and interest expense.

QUARTERLY RESULTS OF OPERATIONS


    The Company typically incurs losses in the first quarter, and derives a substantial percentage of its annual net sales and operating profitability during the "back-to-school" and year-end holiday periods. The table below sets forth quarterly operating data of the Company, including such data as a percentage of net sales, for fiscal 1995, fiscal 1996 and the first and second quarters of fiscal 1997. This quarterly information is unaudited, but in management's opinion reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the audited financial statements of the Company and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                                                                                   FISCAL
                                         FISCAL 1995                                 FISCAL 1996                    1997
                           ----------------------------------------   -----------------------------------------   --------
                            FIRST     SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH     FIRST
                           QUARTER   QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                           -------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
Net sales................  $9,326    $10,757    $13,963    $16,645    $10,249    $13,037    $16,580    $26,367    $16,867
Cost of sales............   4,876      5,494      7,454      8,368      5,430      6,590      8,575     13,467      8,857
                           -------   --------   --------   --------   --------   --------   --------   --------   --------
Gross profit.............   4,450      5,263      6,509      8,277      4,819      6,447      8,005     12,900      8,010
Selling and marketing
 expenses................   3,791      3,923      4,411      4,727      4,259      4,532      5,013      7,255      7,194
                           -------   --------   --------   --------   --------   --------   --------   --------   --------
Store contribution(1)....     659      1,340      2,098      3,550        560      1,915      2,992      5,645        816
Administrative and
 distribution expenses...   1,162      1,185      1,239      1,240      1,180      1,137      1,151      2,041      1,781
                           -------   --------   --------   --------   --------   --------   --------   --------   --------
Operating income (loss)..  $ (503)   $   155    $   859    $ 2,310    $  (620)   $   778    $ 1,841    $ 3,604    $  (965)
                           -------   --------   --------   --------   --------   --------   --------   --------   --------
                           -------   --------   --------   --------   --------   --------   --------   --------   --------


                            SECOND
                           QUARTER
                           --------

Net sales................  $20,660
Cost of sales............   10,556
                           --------
Gross profit.............   10,105
Selling and marketing
 expenses................    7,333
                           --------
Store contribution(1)....    2,772
Administrative and
 distribution expenses...    1,664
                           --------
Operating income (loss)..  $ 1,108
                           --------
                           --------



                                                        AS A PERCENTAGE OF NET SALES
                      -------------------------------------------------------------------------------------------------
Net sales...........   100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales.......    52.3      51.1      53.4      50.3      53.0      50.5      51.7      51.1      52.5      51.1
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit........    47.7      48.9      46.6      49.7      47.0      49.5      48.3      48.9      47.5      48.9
Selling and
 marketing
 expenses...........    40.6      36.5      31.6      28.4      41.6      34.8      30.2      27.5      42.7      35.5
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Store
 contribution(1)....     7.1      12.5      15.0      21.3       5.5      14.7      18.0      21.4       4.8      13.4
Administrative and
 distribution
 expenses...........    12.5      11.0       8.9       7.4      11.5       8.7       6.9       7.7      10.6       8.1
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating income
 (loss).............    (5.4)%     1.4%      6.2%     13.9%     (6.0)%     6.0%     11.1%     13.7%     (5.7)%     5.4%
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------


------------------------

(1) Store contribution refers to gross profit after deducting selling and marketing expenses. Store contribution is presented to provide additional information about the Company and is commonly used as a performance measurement by retail companies. Store contribution should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of the Company's profitability or liquidity.

    The Company anticipates that operating results will fluctuate as a result of a number of factors, including seasonality, changes in pricing or promotion policies by the Company, its competitors or its suppliers, the availability and cost of merchandise, consumer acceptance of the products sold by the Company, and the number and timing of store openings and closures. The availability and cost of merchandise may, in turn, fluctuate due to a number of factors including changes in the Company's relationships with major suppliers, the Company's access to private label manufacturing capacity, foreign currency fluctuations and other risks associated with importing private label products from foreign countries.


LIQUIDITY AND CAPITAL RESOURCES


    The Company had $5.8 million in working capital as of June 28, 1997, compared to $9.4 million at the end of fiscal 1996. The Company's capital requirements relate primarily to working capital and the build-out of new stores. The Company's working capital needs are somewhat seasonal and typically peak in the second and fourth quarters. The peak in the second quarter is due to the incurrence of operating losses in the first quarter and increased inventory purchased for the Spring selling season. Working capital needs peak in the fourth quarter due to increases in inventory in advance of the holiday selling season, payments coming due for back-to-school merchandise and construction payments on third-quarter store build-outs. In addition, the Company requires incremental working capital to stock each new store upon opening. Although the Company has historically opened the highest percentage of stores in its third quarter, this pattern may change in the future. Seasonally strong holiday sales at the end of the fourth quarter, and relatively low first-quarter inventory levels, typically reduce working capital needs in the first quarter.



    Historically, the Company has funded its cash requirements primarily through cash flow from operations and borrowings under its Revolving Loan Agreement. Net cash used by operating activities for the 26 weeks ended June 29, 1996 and June 28, 1997 was $1.7 million and $4.2 million, respectively. Net cash provided by operating activities was $3.7 million, $3.4 million and $5.1 million for fiscal 1994, 1995 and 1996, respectively. Net cash provided by operating activities has historically been driven by net income levels combined with fluctuations in inventory and accounts payable. Inventory levels have increased throughout these periods due to an increase in the number of stores.



    Capital expenditures were $958,000 and $910,000 for the 26 weeks ended June 29, 1996 and June 28, 1997, respectively. Capital expenditures excluding the cost of acquisitions were $1.3 million, $1.6 million and $1.7 million in fiscal 1994, 1995 and 1996, respectively. Expenditures in the first 26 weeks of fiscal 1997 were primarily for the build-out of six new stores as well as the completion of three stores opened in 1996. Expenditures in the first 26 weeks of 1996 were primarily for the build-out of eight new stores as well as the remodeling of two stores. Expenditures in fiscal 1996 were primarily for the build-out of 14 of the 17 Track 'n Trail stores that were opened in fiscal 1996, plus the remodeling of two existing stores. The full build-outs of the other three Track 'n Trail stores opened in fiscal 1996 were delayed until fiscal 1997. These build-outs were completed in the first quarter of fiscal 1997. Expenditures in fiscal 1995 were primarily for the build-out of 12 of the new stores opened, plus the remodeling of four existing stores. The Company estimates that capital expenditures in fiscal 1997, excluding the cost of any acquisitions, will total approximately $2.5 million, primarily for the construction of approximately 20 new stores and the completion of three stores opened in late 1996.



    Financing activities provided cash of $2.6 million and $4.9 million for the 26 weeks ended June 29, 1996 and June 28, 1997, respectively. The increase primarily reflects additional borrowings under the Revolving Loan Agreement to fund increased working capital requirements as a result of the larger store base. This increase was partially offset by increased stockholder distributions. The Company used cash of $2.9 million, $1.7 million and $2.7 million in financing activities in fiscal 1994, 1995 and 1996, respectively. Cash was used in financing activities primarily for advances and distributions to stockholders and repayment of long-term debt, primarily financed by borrowings under the Company's Revolving Loan Agreement. The Company has historically paid distributions to its stockholders as a result of the

Company's status as an S corporation. During fiscal 1994, 1995 and 1996 and the first six months of fiscal 1997, the Company made S corporation distributions to stockholders of $1.7 million, $376,000, $3.1 million and $2.2 million, respectively. Subsequent to June 28, 1997, the Company made or will make an additional $215,000 in distributions to the Existing Stockholders. Prior to the Termination Date, Track 'n Trail-California will declare the $6.4 million Distribution to the Existing Stockholders, which will be paid from a portion of the Company's proceeds from the Offering. Under certain circumstances, the Company may make payments to the Existing Stockholders to satisfy certain tax liabilities with respect to pre-Reorganization tax periods resulting from adjustments to the Company's tax returns. In addition, under certain circumstances, the Existing Stockholders may make payments to the Company to satisfy any tax liabilities (i) resulting from an unexpected pre-Reorganization loss of S corporation status and/or (ii) with respect to post-Reorganization taxable periods for which the Existing Stockholders receive a tax benefit, provided that the indemnity provided by the Existing Stockholders will be limited to any federal and state refunds they receive as a result of a loss of S corporation status or other tax adjustments for such taxable periods. See "S Corporation Distributions."



    The Company's Revolving Loan Agreement includes a revolving line of credit, a term loan and a letter of credit facility. As of June 28, 1997, the Company had approximately $360,000 in available borrowing capacity under the revolving line of credit, as well as $134,000 available in the form of additional letters of credit. Borrowings under the Revolving Loan Agreement aggregated approximately $11.1 million as of June 28, 1997 ($2.4 million of which was in the form of a term loan), are collateralized by substantially all of the Company's assets and are guaranteed by the Existing Stockholders. The term loan bears interest at the Company's option at (i) the prime rate (8.5% per annum, at June 28, 1997) plus 0.5% per annum or (ii) the London Inter-Bank Offered Rate (5.69% at June 28, 1997) plus 3%. Borrowings under the line of credit bear interest at the prime rate (8.50% per annum, at June 28, 1997) plus 0.5% per annum. On July 3, 1997, the Revolving Loan Agreement was amended to allow for an additional $1.0 million to be borrowed against the revolving line of credit. All borrowings against the additional $1.0 million of available borrowings are due and payable on the earlier of September 30, 1997 or the consummation of the Offering. The Revolving Loan Agreement requires the Company to meet certain financial covenants, including minimum financial ratios, and contains limitations on loans and dividends to stockholders and on expenditures to acquire fixed or capital assets. The Company intends to use a portion of the net proceeds of the Offering to repay all outstanding indebtedness under the Revolving Loan Agreement.



    The Company also intends to use a portion of the net proceeds of the Offering to repay all outstanding indebtedness under its secured Merrill Lynch Loan, which aggregated $867,000 at June 28, 1997 and bore interest at the 30-day commercial paper rate (5.55% per annum, at June 28, 1997) plus 2.95% per annum. The Company has outstanding indebtedness incurred in connection with the Acquisition. In October 1996, the Company and the Existing Stockholders together issued approximately $3.2 million in subordinated Seller Notes to the former common stockholders of Overland in connection with the Acquisition. Also in connection with the Acquisition, Overland repurchased all of its outstanding preferred stock in exchange for the $3.5 million Subordinated Note, which the Company guaranteed. The Company subsequently assumed the Existing Stockholders' pro rata portion of the Seller Notes in exchange for the remaining 21.0% of Overland's common stock. The Company intends to use a portion of the net proceeds of the Offering to repay the Seller Notes and the Subordinated Note.



    After the foregoing reductions in indebtedness and payment of the $6.4 million Distribution, the Company plans to use the remaining net proceeds of the Offering for general corporate purposes, including new store expansion. See "Use of Proceeds."



    The Company has obtained a commitment letter from Union Bank of California, Track 'n Trail-California's current lender under the Revolving Loan Agreement, to provide Track 'n Trail-California and Overland with a two-year, $10.0 million revolving line of credit, effective upon the consummation of the Offering. This credit facility will replace the Revolving Loan Agreement and will be guaranteed by the

Company. The bank's commitment is conditioned upon the consummation of the Offering by December 31, 1997 and the associated repayment of certain other indebtedness. The commitment letter provides that the line of credit will bear interest at the option of the Company at either the bank's reference rate (which was 8.50% at June 28, 1997), or the London Inter-Bank Offered Rate (which was 5.69% at June 28, 1997) plus 2.0%, and will be collateralized by all of the Company's assets. Of the $10.0 million available under this facility, up to $1.5 million may be allocated to letters of credit with durations of up to 180 days. Advances under the revolving line of credit will be limited to 50.0% of eligible inventory, subject to reduction by any amounts outstanding under letters of credit. As stated in the commitment letter, the new credit facility will require the Company to meet certain financial covenants, including minimum financial ratios and profitability tests. The new credit facility will also prohibit the Company from paying dividends without the bank's consent and will limit the Company's capital expenditures to $5.0 million in 1997, $8.0 million in 1998 and $10.0 million in 1999.


    As part of its growth strategy, the Company plans to pursue opportunities to acquire complementary businesses, although no such transactions are being negotiated as of the date of this Prospectus. Accordingly, a portion of any remaining proceeds of the Offering may be used to fund one or more potential acquisitions that complement the business of the Company. To the extent that the foregoing cash resources are insufficient to fund the purchase price of future acquisitions, if any, or the operations of any acquired business, additional external capital may be required. There can be no assurance that additional financing will be available on reasonable terms or at all.

    Management believes that the net proceeds of the Offering, together with operating cash flow and borrowings under its credit facilities, will be sufficient to complete the Company's fiscal 1997 and fiscal 1998 store expansion program and to satisfy the Company's other capital requirements through fiscal 1997 and fiscal 1998. The Company's capital requirements may vary significantly from those anticipated depending upon such factors as operating results, the number and timing of new store openings, and the number and size of any future acquisitions.

IMPACT OF INFLATION

    Management does not believe that inflation has had a material adverse effect on the Company's results of operations. However, the Company cannot predict accurately the effect of inflation on future operating results.


IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS



    During fiscal year 1996, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF and SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE.



    SFAS No. 121 requires the recognition of an impairment loss when the carrying amount of a long-lived asset may not be recoverable. Implementation of this accounting standard had no effect on the Company's financial position or results of operations.



    SFAS No. 123 establishes an alternative method (the "fair value" method) of accounting for compensation in connection with stock issued to employees and permits companies to elect to continue measuring and recording compensation costs relative to stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and make pro forma disclosure of net income and net income per share as if the fair value method of valuing stock options had been applied. As described in Note 5 to the Consolidated Financial Statements, the Company elected to continue measuring and recording compensation costs relative to stock option plans in accordance with the provisions of APB No. 25. Pro forma net income and net income per share calculations indicated that net income would have been unchanged if the fair value method had been used.

    SFAS No. 128 changes the method of calculating earnings per share and is effective for interim and annual periods ending after December 15, 1997. It requires a dual presentation of basic and diluted earnings per share. Basic earnings per share will be computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share will reflect the potential dilution if securities or other contracts to issue common stock were exercised or converted into Common Stock. Early application is not permitted, and all periods presented must be restated when SFAS No. 128 is implemented. Management is in the process of determining the effects of implementing SFAS No. 128.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED UNDER "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."


    Track 'n Trail is one of the largest full-service specialty retailers in the United States focusing on a broad range of high-quality casual, outdoor and adventure footwear. The Company has increased its store base and net sales each year since inception. In addition, the Company's net income has grown at a compound annual rate of 37.5% from $1.1 million in fiscal 1993 to $2.9 million in fiscal 1996, after giving effect to assumed C corporation income taxes.



    As of August 23, 1997, the Company operated 135 stores in 24 states under the Track 'n Trail and Overland Trading names. All but three of these stores were located in regional or super-regional shopping malls, concentrated in California, the Midwest and the Northeast. Each store offers a wide range of rugged walking and fashion casual shoes, sandals and boots, featuring brands such as Timberland, Dr. Martens, Birkenstock, Vans, Teva, Airwalk, Clarks, Ecco and Rockport.



    The Company targets middle to upper income consumers, with the Track 'n Trail stores focusing on consumers in the 15- to 40-year-old age group and the Overland Trading stores focusing on the 25- to 55-year-old age group. The Company markets to these two different customer segments through distinct merchandise assortments and store designs. The Track 'n Trail stores offer a merchandise selection that emphasizes fashionable, performance-oriented footwear and typically feature an all-glass front, often accented with rock fixtures, and earth-tone interiors reminiscent of an outdoor setting. The Company's Overland Trading stores are merchandised and designed to appeal to a slightly older and more conservative consumer, with a focus on traditional and comfort-oriented styles displayed in a contemporary, natural wood setting. The Company operates these two distinct retail concepts to capitalize on the rapid population growth in the 15- to 24-year old age group and the 40- to 55-year-old age group, which the U.S. Bureau of the Census estimates will grow 19.4% and 21.7%, respectively, from 1996 to 2010. Track 'n Trail stores average approximately 1,881 square feet in size, while the Overland Trading stores currently average approximately 1,393 square feet. As of August 23, 1997, the Company operated 100 Track 'n Trail stores in 23 states, and 35 Overland Trading stores in seven states.



    The Company obtained 33 Overland Trading stores by acquiring control of Overland Management Corporation ("Overland") on October 25, 1996. Overland generated net sales of approximately $23.8 million and total store contribution of approximately $2.4 million for the 12 months preceding the acquisition, under prior management. In addition to obtaining a distinct retail venue, by acquiring Overland the Company strengthened its presence in the northeastern United States. The Company also believes that the acquisition increases its purchasing power and negotiating position with suppliers and real estate developers, permits it to realize operational economies of scale, and increases the potential number of stores it can open in both existing and future markets.


INDUSTRY BACKGROUND


    According to published industry sources, total retail footwear sales in the United States during 1996 were approximately $36.8 billion, representing a 3.4% increase over 1995 retail footwear sales. Of that total, approximately $19.7 billion, or 53.5%, was derived from casual and rugged shoes, boots and sandals, including hiking, work, winter weather and casual western boots. Casual footwear expenditures, which accounted for $17.7 billion in retail sales in 1996, grew 6.6% from 1995 levels of $16.6 billion, or at almost twice the rate of the total footwear market. Rugged footwear increased 17.6% to $2.0 billion in 1996 from $1.7 billion in 1995 and has grown at a compound annual rate of 30.0% since 1992. These two categories are projected by published industry sources to continue to outpace the overall footwear market, growing 6.2% and 13.7% per year, respectively, over the next five years compared to projected overall annual industry growth of 4.0%. By comparison, athletic footwear has grown only 3.1% annually since 1992 and grew only 2.6% to $12.1 billion in 1996 from $11.8 billion. The growth of the athletic shoe segment of the industry is expected to continue to slow and underperform the overall footwear market, growing only 2.4% per year for the next five years.



    The footwear industry historically has been served by a variety of retail distribution channels, including department stores, mall-based specialty footwear retailers, traditional shoe stores, outdoor specialty retailers, sporting goods stores and other retailers. Family shoe stores and specialty shoe stores are expected to account for approximately 20.8% of all footwear sold at retail in 1997. Management believes that few of the retailers providing footwear in these formats are focused exclusively on casual, outdoor and adventure footwear and, of those that are, even fewer carry the depth and breadth of merchandise carried by the Company. Management believes that this segment of the industry is very fragmented and that the Company is one of the largest retailers dedicated to this niche.


OPERATING STRATEGIES

    The Company's goal is to become the premier destination specialty retailer of better casual, outdoor and adventure footwear. To accomplish its goal, the Company is pursuing the following operational strategies:

    - BRAND NAME MERCHANDISE. Management believes that brand name identity is of paramount importance to its target customer in making footwear purchasing decisions. The Company focuses on carrying authentic, well-established brand names for each product category. For example, the Company offers the Timberland brand for quality hiking, work, performance and casual boots and shoes. For younger buyers of "alternative" footwear, the Company offers Dr. Martens, Vans, Simple and Airwalk shoes. The Company features the Ecco and Rockport brands in the walking shoe and rugged walking category and the Birkenstock brand in walking sandals. In the category of performance, water and active sandals, the Company offers the Teva brand. Management believes that each of the foregoing brands is recognized as one of the originals in the primary category of footwear it represents.

    - CUSTOMER SERVICE AND CONVENIENCE. The Company is committed to achieving customer satisfaction and to building a loyal customer base by providing a high level of knowledgeable, attentive and personalized customer service. The Company believes that educating consumers about the features and benefits of its product offerings is a critical component of its success, and management considers its sales associates' knowledge of the Company's customers and products to be essential to its marketing approach and customer satisfaction. The Company's extensive employee training and development programs are designed to provide its field personnel with the knowledge and skills needed to understand and communicate the performance characteristics of the Company's merchandise, and to better serve its customers' needs.


    - CAPITALIZE ON TWO DISTINCT DEMOGRAPHIC GROUPS. Management believes that the Company's distinct Track 'n Trail and Overland Trading retail concepts enable it to serve two diverse and rapidly growing demographic groups. Track 'n Trail stores are designed and merchandised to target 15- to 40-year-olds, while Overland Trading stores target 25- to 55-year-olds. Although the customer base of the two concepts overlaps to some extent, the Track 'n Trail concept is intended to focus more on active and performance-oriented lifestyles, which it believes are particularly popular with the fast-growing 15- to 24-year-old age group. The United States Bureau of the Census estimates that the 15- to 24-year-old age group included 35.9 million people in 1996 and will expand 19.4% to 42.9 million people by 2010. Overland Trading stores are designed to appeal more to the large and growing 40- to 55-year-old age group, which the U.S. Bureau of the Census estimates will grow 21.7% from 55.5 million people in 1996 to 67.6 million people in 2010. Management plans to differentiate the two retail concepts to a greater degree in malls in which the Company operates both concepts, and slightly less so in malls in which the Company operates only one store.

    - FOCUSED MERCHANDISING STRATEGY. To tailor merchandise mix to individual stores' customer profiles, increase inventory efficiency and minimize lost sales due to out-of-stock occurrences, the Company analyzes detailed sales and inventory data generated by the Company's advanced information and distribution systems on a daily basis. The Company's systems, which feature automatic replenishment, point-of-sale ("POS") data collection and electronic data interchange ("EDI"), capture net sales and inventory data daily on a store-by-store basis for each stock keeping unit ("SKU").

    - RECOGNIZE AND RESPOND TO CHANGING LIFESTYLE TRENDS. The Company strives to recognize and quickly respond to lifestyle trends that affect footwear customer preferences. Most recently, prevailing lifestyle trends that have affected footwear sales have included (i) the growth in alternative sports such as skate, wake and snow boarding, in-line skating and mountain biking as well as the footwear trends these sports have inspired, (ii) the movement to outdoor activities and to nature as evidenced by the resurgence of walking, hiking, biking, fly fishing and camping and (iii) the increased acceptance of casual dress for both work and social settings.

      Management believes that it has developed strong relationships with the primary suppliers of the more than 100 brand names that the Company carries. These relationships provide access to market information regarding emerging merchandise trends. Management believes that the breadth and strength of these relationships, together with the Company's focused merchandising strategy, provide the Company with the flexibility necessary to permit it to respond accurately and quickly to changing customer preferences.


    - ESTABLISH COMPLEMENTARY PRIVATE LABEL BRANDS. The Company's brand strategy is complemented by its private label merchandise, which is marketed in several product categories under brand names including Forza-TM-, Mole-TM-, New Terrain-TM-, Nordic Trail-TM- and Coloma Trail-TM-. Private label merchandise, which represented approximately 12.0% and 8.7% of total net sales in fiscal 1996 and the first six months of fiscal 1997, respectively, has provided the Company with higher maintained gross margins than branded products. The Company's private label strategy is to offer merchandise with quality and features equal or superior to branded products at lower prices.


GROWTH STRATEGIES


    The Company's senior management team has successfully increased the store base and net sales level each year since joining the Company, and intends to continue to build and strengthen the Company's infrastructure. To enhance the Company's ability to continue to grow through new store openings and acquisitions, the Company currently plans to lease a new corporate headquarters and distribution facility in 1999, which will be sufficient to supply at least 500 stores when expanded to its full anticipated capacity. The Company has also made and will continue to make investments in management information systems. Management has developed the following strategies to accelerate the Company's growth and increase its future profitability:



    - NEW STORE OPENINGS. The Company plans to strengthen its position in its current markets by selectively opening new Track 'n Trail and Overland Trading stores in markets with attractive demographics and in which management believes the Company can gain economies of scale in management and distribution. In determining new store locations, the Company considers regional and local economic conditions, mall locations, site locations within the mall, vacancy rates, sales per square foot, "anchor" tenant stores, tenant mix, consumer traffic, competition and occupancy, construction and other costs associated with opening a store. By solidifying the Company's position in certain markets, management believes that the Company can establish a higher degree of name recognition through increased market representation and a correspondingly stronger market presence. In addition, management believes that new store openings will permit the Company to realize greater distribution efficiencies. The Company plans to open approximately 20 stores in fiscal 1997 and at least 30 stores in fiscal 1998.


    - COMPARABLE STORE NET SALES GROWTH. Management plans to leverage the increased market presence and recognition gained by opening new stores to drive comparable store net sales increases in existing markets. Management also believes that the Company can achieve comparable store net sales growth in its recently acquired Overland Trading stores by (i) implementing the store-by-store sales analysis and focused merchandising strategies employed in the Track 'n Trail stores,
      (ii) supplementing existing assortments with style additions and private label merchandise, (iii) improving inventory management to reduce lost sales due to out-of-stock occurrences and (iv) emphasizing accessories sales through the sales associate training programs currently employed at the Track 'n Trail stores.

    - GROSS MARGIN IMPROVEMENT AND OPERATING EXPENSE CONTROLS. The Track 'n Trail store contribution for fiscal 1995 and fiscal 1996 as a percentage of net sales was approximately six percentage points higher than that of the recently acquired Overland Trading stores for the fiscal year prior to the Overland acquisition. The superior performance of Track 'n Trail stores reflects a higher maintained gross margin and better management of store-level operating expenses. Management intends to improve the maintained gross profit levels of the Overland Trading stores, with the goal of achieving results similar to those of the Track 'n Trail stores, by (i) implementing the Company's MIS systems and focused merchandising strategies, (ii) taking advantage of increased purchasing economies of scale, (iii) selectively eliminating less profitable styles, (iv) increasing sales associates' emphasis on accessories sales at Overland Trading stores and (v) broadening these stores' offering of private label footwear, which carries higher maintained gross margins than branded products. The Company also intends to improve management controls and accountability at the Overland Trading stores, leveraging the systems already in place at Track 'n Trail stores, in an effort to reduce Overland Trading store-level expenses as a percentage of net sales.

    - ADDITIONAL ACQUISITIONS. Management believes that the market for high-quality outdoor, casual and adventure footwear is large and fragmented. Accordingly, management intends to identify opportunities to acquire one or more regional specialty footwear retailers in this market. Management plans to pursue such opportunities where, as in the case of the Overland acquisition, it believes that (i) the target company's stores are strategically well-located within their local market and regionally well-located within the United States, (ii) the Company can bring merchandising and operational efficiencies and improvements to the target company's operations, (iii) the retail concept of the target company fits or can be easily adapted to Track 'n Trail's strategic objectives and (iv) the acquisition can be accomplished on terms advantageous to the Company.

MERCHANDISING

    The Company's merchandising philosophy is to maintain a core group of basic styles while identifying and stocking emerging brands and styles. The Company avoids taking significant inventory risk on new items by carefully testing and monitoring their sales. The Company generally tests and monitors numerous new styles each year. Typically, a new style is tested initially in approximately ten stores. Successful new styles are then tested in 20 to 30 additional stores. After further evaluation, a new style may be rolled out to a broader segment of stores or system-wide. New styles are rolled out selectively, with attention to test results in particular regions or in stores known to serve a higher percentage of a certain demographic group. Each store typically carries 250 to 300 styles.


    Merchandising decisions, including merchandise mix, pricing, promotions and markdowns, are made at the Company's corporate offices. The Company's product purchasing is coordinated through a centralized merchandising department under the direction of its Executive Vice President--Merchandising. The merchandising department currently consists of 20 persons, including two merchandising managers, five buyers for the Track 'n Trail stores and two buyers for the Overland Trading stores. The Company's Track 'n Trail and Overland Trading buyers operate independently, allowing them to focus on their distinct customers' merchandise preferences and lifestyles. These buyers are supported by three stock analysts and six assistants, who manage the Company's computerized merchandise planning system and other systems personnel. Management also receives input from the Company's 17 district managers regarding local or regional factors relevant to merchandising decisions.

    FOOTWEAR

    The principal categories of footwear offered by Track 'n Trail and Overland Trading stores, and selected vendors for each, are summarized below:


                                                                  SELECTED TRACK       SELECTED
                                                                     'N TRAIL      OVERLAND TRADING
     CATEGORY                        DESCRIPTION                      VENDORS          VENDORS
Rugged Casual        Rugged footwear with technical features      Ecco             Clarks
                     designed to perform on adverse terrain,      Merrill          Ecco
                     including internal support systems,          Rockport         H.H. Brown
                     waterproof leathers or membranes, comfort    Timberland       Rockport
                     technology built into the midsole and                         Timberland
                     insole, and technical outsoles.
Walking/Comfort      Traditional walking shoes incorporating      Clarks           Clarks
                     comfort technology in design and             Ecco             Ecco
                     construction.                                Rockport         Rockport
                                                                                   Joseph Seibel
Hikers               Functional backpacking, lightweight hiking   Rockport         Rockport
                     and approach boots and shoes. These          Solomon          Timberland
                     products contain the technical features and  Timberland
                     benefits necessary to support activities     Vasque
                     ranging from heavy backpacking to
                     recreational day hiking and trail running.
Work/Fashion         Functional (work, field and duty) and        Caterpillar      Dr. Martens
                     fashion boots and shoes, including steel     Dr. Martens      H.H. Brown
                     toe, insulated, waterproof and ANSI          Timberland       Timberland
                     approved footwear.
Sandals              Comfort footbed, sports specific, casual     Birkenstock      Birkenstock
                     and fashion sandals, as well as clogs.       Born             Born
                                                                  Clarks           Clarks
                                                                  Dr. Martens      Dr. Martens
                                                                  Simple           Rockport
                                                                  Stegmann         Joseph Seibel
                                                                  Teva             Stegmann
                                                                                   Teva
Sportleisure         Youth-oriented and alternative products      Airwalk          --
                     designed for skateboarding, BMX biking and   Etnies
                     other "extreme" sports activities.           Duffs
                                                                  Simple
                                                                  Vans
Lightweight Casual   Lightweight footwear, including boat shoes   Born             Born
                     and opened-up casuals.                       Sperry           Clarks
                                                                  Timberland       Rockport
                                                                                   Joseph Seibel
                                                                                   Sperry
                                                                                   Timberland
Cold Weather         Seasonal products designed for foul          Columbia         Canada North
                     weather. Most products are waterproof and    Sorel            Columbia
                     temperature rated.                           Ugg              Sorel
                                                                                   Ugg

    Private label merchandise accounted for approximately 12.0% of the Company's net sales in each of fiscal 1995 and fiscal 1996. The Company sells its private label merchandise under names such as Forza-TM-, New Terrain-TM-, Mole-TM-, Nordic Trail-TM- and Coloma Trail-TM-. The Company introduced private label merchandise at Overland Trading stores in fiscal 1997.


    ACCESSORIES


    The Company also offers accessories, including socks and shoe care products such as sprays and polishes. Some of these accessories carry the same brand names as the shoes, boots and sandals sold by the Company, although most are supplied by different manufacturers than the Company's footwear suppliers. Accessories accounted for approximately 6.7% of net sales at Track 'n Trail stores in fiscal 1996, and accounted for less than 2.0% of net sales at Overland Trading stores for Overland's fiscal year ended August 3, 1996. The Company has increased accessories sales to 3.7% of Overland's net sales in the 26 weeks ended June 28, 1997, and intends to continue to increase accessories sales at Overland Trading stores in fiscal 1997.


PURCHASING AND SOURCING

    The Company believes that its ability to buy in large quantities directly from suppliers helps it to plan merchandise flow effectively and to obtain competitive pricing and trade terms. Although the Company deals with approximately 100 vendors, a substantial portion of the Company's merchandise is provided by a limited number of brand name suppliers. The Company's ten largest suppliers accounted for approximately 66.8% and 68.0% of the Company's net sales in fiscal 1995 and fiscal 1996, respectively, of which eight were the same in each period. In fiscal 1996, Dr. Martens, Timberland and Birkenstock accounted for 18.3%, 12.8% and 8.7% of the Company's total net sales, respectively.

    The Company strives to build and maintain strong and interactive relationships with its major suppliers. Buyers meet regularly with major vendors to stay abreast of new product lines, new features and changes in styling direction. The Company frequently shares information with its vendors about market research, merchandising trends and the Company's goals. In addition, the Company has established EDI programs with most of its major suppliers in order to improve its inventory efficiency. The Company develops and transmits purchase orders through its EDI links, and receives information about order status, delivery times and pricing. These programs thus permit more rapid merchandise replenishment and faster inventory turns. The Company believes that its relationships with major suppliers improve its ability to obtain desired styles and give the Company flexibility to adjust to shifting market demand for different vendors' products from season to season. In an effort to secure appropriate quantities of items in high demand, the Company advises its major vendors of its forecasted needs approximately six to 12 months in advance. However, the Company has no long-term purchase contracts or other contractual assurances of continued supply or pricing with any of its suppliers.


    Most private label products are sourced from the Far East (primarily China, Taiwan and South Korea) and Europe (primarily Spain, Italy and Portugal). The Company's Product Development Manager is responsible for identifying developing styles for private label manufacture, arranging for product design and locating manufacturers with the assistance of local agents. The Company actively seeks advantageous sourcing opportunities and works with a variety of manufacturers. During fiscal 1996, the Company relied on approximately 25 private label manufacturers. Generally, private label products are delivered to the Company approximately four to six months after initial order placement, with longer lead times for products manufactured in the Far East. Upon order, the Company typically posts an irrevocable letter of credit in the amount of the purchase price. The Company has no long-term contracts with its manufacturing sources and competes with other companies for production facilities. See "Risk Factors--Dependence on Major Suppliers," "Risk Factors--Uncertainties Associated with Private Label Sourcing," "Risk Factors--International Purchasing Risks" and "Risk Factors--Potential Foreign Currency Fluctuations."

STORE OPERATIONS


    The Company operated 135 stores as of August 23, 1997, all but three of which were located in regional or super-regional shopping malls. Each store typically carries 250 to 300 styles of footwear. Although all stores are integrated into the Company's inventory control, distribution and management information systems, Track 'n Trail and Overland Trading stores differ in format and decor because of their different targeted customer bases.


    TRACK 'N TRAIL STORE FORMAT


    The Track 'n Trail storefront design typically features an all glass 20- to 30-foot front, enabling customers to view featured products on display as well as the extensive product assortment available inside the store. The edges of the storefront are often accented with rock fixtures that are a signature element in the Track 'n Trail design theme. Product display fixtures at several stores are designed to represent rock formations, which may also be incorporated into customer seating fixtures and waterfall display pieces. The store interiors feature natural-tone walls, accent trim, furniture and fixtures. Floor coverings are natural wood or soft earth-tone carpeting, and often include colorful murals depicting outdoor scenes, providing an environment that is both aesthetically pleasing and complementary to the product displays. Each style of footwear is displayed by category, such as hiking boots or sandals. Merchandise is typically featured on rock displays or fixtures along the walls of the stores, with product categories indicated by an overhead sign. Track 'n Trail stores range in size from 931 to 2,650 square feet and average approximately 1,881 square feet in size, of which 40% to 60% is devoted to the sales floor.


    OVERLAND TRADING STORE FORMAT


    Overland Trading stores generally feature interiors that are well lighted, open and inviting. Most stores have two display windows in which a representative collection of merchandise is presented. Store furnishings are constructed of high-quality light woods that contrast against the rich, emerald green floor coverings. Management believes that the Overland Trading stores' more traditional environment conveys the high quality of merchandise and service sought by the Overland Trading concept's more mature target consumer. The Overland Trading merchandising approach focuses on the high-quality brands carried. Each major brand is housed as a "collection" in a distinct wall section, which is delineated by architectural elements and by a distinctive, back-lit overhead sign carrying the vendor's logo. For example, men's Timberland footwear is presented as a collection within a defined wall section, with a back-lit Timberland sign overhead. Overland Trading stores have sales floors similar in size to those at Track 'n Trail stores, but have smaller stockrooms. The Company plans to incorporate larger stockrooms in future Overland Trading stores in order to minimize missed sales opportunities due to shortages of high-demand products. Overland Trading stores average approximately 1,393 square feet in size.


    OUTLET STORES

    The Company consolidates older or slow-moving merchandise to two outlet stores for additional or final markdown. Inventory transfers are initiated by the merchandising department and are effected directly between the retail store and the outlet store. The Company's Track 'n Trail outlet store, opened in August 1996, currently features a contemporary "industrial" decor, with a moving conveyor belt carrying merchandise along the storefront's perimeter. The Company also operates an Overland Trading outlet store. The Company is currently evaluating the merchandising, format and interiors of its outlet stores.

    STORE MANAGEMENT AND COMPENSATION

    The Company's Vice President-Stores, two regional managers and 17 district managers visit each of the Company's stores on a regular basis to review the implementation of Company policy, monitor operations and review inventories and the merchandise presentation. Each store has a store manager who is responsible for supervision and overall operations, two to three assistant managers and approximately four to eight sales associates, most of whom work part-time.

    The regional, district and store managers receive fixed salaries and are eligible for incentive bonuses, primarily based on their achievement of the goals stated in the Company's Management by Objective ("MBO") program. The MBO program focuses on reviewing, managing and improving three key objectives: net sales, selling cost and inventory shrinkage. All field incentive compensation programs are based upon goals within these three key objectives. To support the MBO program, the Company has developed an appraisal system to monitor each store's performance on a monthly and quarterly basis. Each appraisal focuses on a store's performance in a key compliance area such as customer service, visual presentation, store operations or loss prevention, to support performance in the three key MBO objectives. The Company also monitors many other store-level variables from its corporate offices, including refund levels, register variances, telephone bills and similar items.

    The Company intends for store employees to focus a substantial portion of their efforts on customer service. As a consequence, the Company has centralized as many administrative functions as possible, including buying, development of in-store merchandising displays, inventory allocation, human resources and accounting functions, at its El Dorado Hills, California corporate offices.

    CUSTOMER SERVICE

    The Company is committed to achieving customer satisfaction and to building a loyal customer base by providing a high level of knowledgeable, attentive and personalized customer service. The Company believes that educating consumers about the features and benefits of its product offerings is a critical component of its success, and management considers its sales associates' knowledge of the Company's customers and products to be essential to its marketing approach and customer satisfaction.

    To develop knowledgeable, responsive sales associates, the Company has devoted significant resources to developing and implementing employee development and incentive programs. All store employees receive extensive training on merchandise features, benefits and technology, as well as customer relations and selling skills. The training program focuses on "six steps" to achieve sales and customer satisfaction: greeting the customer; assessing his or her needs; exceeding customer expectations; overcoming objections; suggestive selling; and closing the sale. In addition to training from the store manager, each employee attends regional product information seminars, receives in-store training through vendor presentations and vendor-supplied videotapes, and is required to complete a formal, written training program. Store managers are also required to complete a 12-week training program, during which they are instructed in the technical aspects of footwear, management skills and employee relations. To provide managers with hands-on training, new store and district managers are typically required to work alongside individuals in comparable positions for two to three weeks before they are asked to perform their duties without direct supervision. Managers also attend a minimum of three management training meetings per year. Supplemental product information bulletins are distributed frequently from the Company's corporate offices to educate store managers and sales associates about new products as they are introduced. The Company also employs an independent agency to send unidentified "mystery shoppers" to Company stores, and to report on the service provided to these shoppers by store personnel. The Company also monitors the level of customer service on an ongoing basis through various initiatives, such as customer comment forms and telephone surveys. The Company is implementing the foregoing employee development and incentive programs and customer service initiatives at its Overland Trading stores, and has undertaken a review of all of the policies and procedures for Overland Trading store operations.

STORE LOCATIONS

    The Company considers its ability to obtain attractive, high-traffic store locations to be a critical element of its business and a key factor in the Company's future growth and profitability. In determining new store locations, the Company considers regional and local economic conditions and household income data, mall locations, site locations within the mall, vacancy rates, sales per square foot, "anchor" tenant stores, tenant mix, consumer traffic, competition and occupancy, construction and other costs associated with opening a store. Site selection and lease negotiation are supervised by the Company's Vice President-Real Estate and senior management.


    The Company operated 135 stores in 24 states as of August 23, 1997, as set forth in the following table, and has signed leases for an additional two stores which have not commenced commercial operations.


    TRACK 'N TRAIL STORES

                                                  CURRENT
STATE                                             STORES
---------------------------------------------  -------------
Alaska.......................................            2
California...................................           26
Colorado.....................................            6
Connecticut..................................            1
Idaho........................................            1
Illinois.....................................            8
Indiana......................................            5
Maine........................................            1
Maryland.....................................            1
Massachusetts................................            3
Michigan.....................................           10
Minnesota....................................            2

                                                  CURRENT
STATE                                             STORES
---------------------------------------------  -------------
Missouri.....................................            1
Nevada.......................................            1
New Hampshire................................            2
New York.....................................            7
Ohio.........................................            5
Oregon.......................................            3
Pennsylvania.................................            3
Tennessee....................................            1
Virginia.....................................            1
Washington...................................            7
Wisconsin....................................            3


    OVERLAND TRADING STORES

                                                  CURRENT
STATE                                             STORES
---------------------------------------------  -------------
Connecticut..................................            2
Massachusetts................................            9
New Jersey...................................            4
New York.....................................           10

                                                  CURRENT
STATE                                             STORES
---------------------------------------------  -------------
Ohio.........................................            5
Pennsylvania.................................            2
Virginia.....................................            3



    The Company leases all of its stores. Initial lease terms of the Company's stores generally range from eight to ten years in duration without renewal options, ten-year leases being the most common. The leases generally provide for a fixed minimum rental plus a percentage of store sales in excess of a specified amount.


MARKETING

    The Company's policy is to price its merchandise competitively with department stores and specialty footwear retailers in the particular mall in which each Company store is located. The Company is primarily a full-price retailer, selling most merchandise at full retail prices. However, the Company conducts promotions that generally revolve around themes such as back-to-school, and holiday seasons. In addition, the Company promotes individual items as needed and consolidates seasonal and slow-moving merchandise into selected mall-based stores prior to consolidation into its two outlet format stores for liquidation.

    The Company relies primarily on mall traffic and the visual appeal of its stores to attract customers, and on the breadth of its product offering and the quality of its customer service to retain them. In-store promotions with point-of-purchase materials are also an important part of the Company's marketing strategy. The Company also takes advantage of advertising and promotional assistance from many of its suppliers, which takes the form of cooperative advertising programs, point-of-purchase materials, product training for employees and other programs. The Company spends very little on advertising, primarily contributing to mall merchant association funds which will advertise both the mall and individual stores within the mall.

DISTRIBUTION

    The Company believes that strong distribution support for its stores is a critical element in its strategy to maintain a low cost operating structure and to expand in the future. The Company leases a single 24,192 square foot distribution center in El Dorado Hills, California and manages the distribution process centrally from its corporate offices located at the same site. The Company also leases a 6,000 square foot staging facility in Rancho Cordova, California. The Company receives approximately 85.0% of its merchandise at its central distribution center, of which approximately two-thirds is distributed to Track 'n Trail stores and one-third is distributed to the Overland Trading stores. Other merchandise is drop-shipped from vendors directly to individual stores. The Overland Trading stores currently receive a higher proportion of drop-shipped merchandise than the Track 'n Trail stores. The Company intends to process an increasing percentage of Overland Trading merchandise through its central distribution center, as it expands the stockroom capacity of future Overland Trading stores.


    The central distribution center is operated primarily as a "cross-docking" facility rather than as a warehouse. The Company attempts to retain minimal inventory at this facility, although it will occasionally back-stock high-demand items that are expected to be in short supply and inventory for peak seasonal needs. The central distribution center has multi-access docks, enabling the Company to receive and ship simultaneously and to pack separate trailers for shipments to different regions of the country at the same time.


    Upon receipt at the central distribution center, merchandise is inspected, recorded in the Company's MIS system, allocated to stores by the system's automatic replenishment function, price tagged and repackaged for distribution (to the extent it was not prepared and pre-ticketed by the vendor according to individual store). Merchandise is typically shipped via common carrier from the central distribution center to the various stores once a week, or as needed during peak seasonal periods.


    The Company believes that its current central distribution facility will support as many as 200 stores, which the Company believes is sufficient to continue to service existing stores and to accommodate anticipated growth through mid-1999. The current corporate facility's lease expires in March 1998; however, the Company intends to exercise an option to extend the lease to March 1999. The Company presently anticipates moving its distribution facility and corporate offices to a larger, leased "build-to-suit" facility in 1999, which is expected to have 45,000 square feet of distribution facility space initially, and could accommodate at least 500 stores if expanded to its anticipated full capacity of 80,000 square feet.


MANAGEMENT INFORMATION SYSTEMS

    The Company has a computerized management information system that includes a network of terminals at the corporate offices to support management decision making, along with PC-based POS computers at the stores that are connected via modem to the computers at the corporate offices. Each store's POS system accumulates detailed sales transaction data that is polled by the Company's main system nightly and reviewed by management each day. The system's perpetual inventory feature enables the Company's buyers to review and analyze daily the inventory levels at each individual store by department, class and SKU in order to replenish fast-selling items on a timely basis. The system also includes an automated replenishment system for core products that orders replacement stock of such products based on factors such as current sales trends or store inventory levels. The minimal inventory that is maintained at the Company's central distribution center is also managed through daily inventory management reports. During fiscal 1996, the Company upgraded the computer hardware at its corporate offices to accommodate its presently anticipated growth. The Company completed the integration of the Overland Trading stores into its management information system in January 1997.

COMPETITION

    The business in which the Company is engaged is highly competitive. Most of the items sold by the Company are sold by department stores, outdoor and sporting goods stores, athletic footwear stores and traditional shoe stores. Some of these stores are owned or franchised by major suppliers of the Company. Many of the stores with which the Company competes are units of large national and regional chains that have substantially greater financial and other resources than the Company. To a lesser extent, the Company competes with mail order retailers. In many cases, the Company's stores are located in shopping malls in which one or more of its competitors also has a store.

    The Company believes that it has been able to compete favorably with its competitors by operating attractive, well-stocked stores in high retail traffic areas, offering competitive prices and providing knowledgeable and courteous customer service. The Company seeks to provide competitive pricing by effectively mixing high profile, brand name merchandise with private label merchandise and opportunistic purchases of other brand name merchandise, and by controlling both store and administrative expenses.

EMPLOYEES


    As of June 28, 1997, the Company had approximately 475 full-time employees and 470 part-time employees, none of whom is represented by a labor union. The number of part-time employees fluctuates depending on seasonal needs. The Company considers its relationship with its employees to be good and has not experienced any interruptions of operations due to labor disagreements.


LEGAL PROCEEDINGS

    Although the Company is subject to various claims and legal actions that arise in the ordinary course of its business, the Company is not presently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:


NAME                                                  AGE                          POSITION
------------------------------------------------      ---      ------------------------------------------------
David L. Suechting, Jr..........................          38   Chairman of the Board
Gregory M. Kilgore..............................          48   President, Chief Operating Officer and Director
John E. Wilkinson...............................          47   Executive Vice President-Marketing
Daniel J. Nahmens...............................          39   Vice President-Finance, Chief Financial Officer,
                                                                 Treasurer and Secretary
David T. Morgan.................................          54   Vice President-Real Estate
William Forsberg................................          52   Vice President-Stores
Barbara J. Suechting............................          56   Director
Helen C. Bulwik.................................          48   Prospective Director
Steven D. Tough.................................          46   Prospective Director


    DAVID L. SUECHTING, JR. has served as Chairman of the Board since the Company's organization in March 1997. Mr. Suechting co-founded Track 'n Trail-California and has served as Chairman of the Board since January 1993. From January 1993 to April 1996, Mr. Suechting served as President of Track 'n Trail-California. Prior to that time, he served Track 'n Trail-California in various capacities, including Vice President-Stores from July 1991 to April 1996, Vice President-Operations from October 1989 to July 1991, Vice President-Merchandise from February 1982 to October 1989 and as Store Manager/District Manager from 1980 to February 1982.


    GREGORY M. KILGORE has served as President and Chief Operating Officer of the Company since its organization in March 1997. Mr. Kilgore has also served as President and Chief Operating Officer of Track 'n Trail-California since April 1996. Prior to being appointed President, Mr. Kilgore served as Executive Vice President and Chief Operating Officer from September 1991 to April 1996. From May 1987 to September 1991, Mr. Kilgore functioned as interim President and Chief Operating Officer of several turnaround and emerging retail operations. From 1981 to 1987, Mr. Kilgore was Vice President-- Operations of Berman's Leather Experts. Mr. Kilgore has served as a director of the Company since March 1997, and as a director of Track 'n Trail-California since July 1996.


    JOHN E. WILKINSON has served Executive Vice President-Marketing of the Company since its organization in March 1997. Mr. Wilkinson has also served as Executive Vice President-Marketing of Track 'n Trail-California since June 1996. From September 1991 to May 1996, he held the position of Vice President-Marketing. From 1982 to September 1991, Mr. Wilkinson was associated with Weinstock's Department Store, a division of Carter Hawley Hale, where he held the positions of Senior Vice President and General Merchandise Manager from 1989 to 1991, Vice President and General Merchandise Manager from 1987 to 1989 and Divisional Vice President from 1982 to 1987.

    DANIEL J. NAHMENS has served as Chief Financial Officer and Vice President-Finance of the Company since its organization in March 1997. Mr. Nahmens has also served as Chief Financial Officer and Vice President-Finance of Track 'n Trail-California since November 1993, and as Treasurer since June 1996. From August 1988 to November 1993, Mr. Nahmens served as Controller of Track 'n Trail-California. From February 1988 to June 1988, he held the position of Chief Financial Officer of Greenwood Development Co., a local chain of fast-food stores. From October 1981 to February 1988, Mr. Nahmens was associated with Cal Gas Corporation, a nationwide liquid gas retailer, where he last held the position of Financial Accounting Manager. From 1980 to 1981, Mr. Nahmens was employed by Peat Marwick, Mitchell & Co. (presently known as KPMG Peat Marwick
LLP) as a Certified Public Accountant.

    DAVID T. MORGAN has served as Vice President-Real Estate of the Company since its organization in March 1997. Mr. Morgan has also served as Vice President-Real Estate of Track 'n Trail-California since June 1996, and from August 1992 to June 1996, he served as Director of Real Estate and Development. From May 1990 to August 1992, Mr. Morgan was a Real Estate Representative of Payless Shoe Source, a national retail shoe store chain, and from April 1986 to May 1990, he was Vice President-Real Estate of Round Table Franchise Corporation.

    WILLIAM FORSBERG has served as Vice President-Stores of the Company since its organization in March 1997, and as Vice President-Stores of Track 'n Trail-California since June 1996. Prior to joining Track 'n Trail-California, Mr. Forsberg was President and Chief Operating Officer of New Century Co. Inc., an owner and operator of a chain of video stores and a chain of tailoring and alteration stores, from April 1994 to June 1996. From October 1983 to April 1994, Mr. Forsberg was employed by Wilsons Suede & Leather, where he last held the position of Director of In Store Operations. From 1974 to 1983, he was Regional Manager of Fanny Farmer Candy Shops.

    BARBARA J. SUECHTING has served as a director of the Company since its organization in March 1997. Ms. Suechting co-founded Track 'n Trail-California and has also served as Secretary and a director since 1980.


    HELEN C. BULWIK is expected to become a director of the Company immediately following the consummation of the Offering. Ms. Bulwik has been President of Seagate International, Inc., a management services and financial advisory services firm based in Oakland, California, since 1988. She was Executive Vice President of Palo Alto Consulting Center, a division of the Tom Peters Group (a consulting firm), from 1987 to 1988. From 1982 to 1987, Ms. Bulwik was co-owner and founder of Sanca International, Inc., a private label apparel manufacturer. She served as General Manager of Bullock's Northern California from 1978 to 1982 and as Store Merchandiser and Buyer for Macy's California from 1972 to 1978.



    STEVEN D. TOUGH is expected to become a director of the Company immediately following the consummation of the Offering. Mr. Tough has served as Senior Vice President of Operations of Foundation Health Corporation, a provider of managed health care services based in Sacramento, California, since 1993. Mr. Tough has also been President and Chief Operating Officer of Foundation Health Federal Services, a subsidiary of Foundation Health Corporation, since 1990. He also served as President and Chief Operating Officer of Foundation Health (a California Health Plan) from 1988 to 1992.


    The Company currently has authorized three directors. The Company intends to expand the size of the Board to five directors, two of whom will be non-employee directors, prior to the closing of the Offering. The size of the Board is presently fixed at three, but upon expansion will be fixed at not less than three nor more than nine members, to be divided into three approximately equal classes serving staggered three-year terms or until their successors are duly elected and qualified. As a result, approximately one-third of the total number of directors will be elected each year.

    The Board of Directors will also establish an Audit Committee and a Compensation Committee prior to the closing of the Offering. The functions of the Audit Committee will include recommending to the Board of Directors the retention of independent auditors, reviewing the scope of the annual audit undertaken by the Company's independent auditors and the progress and results of their work, and reviewing the Company's financial statements, internal accounting and auditing procedures and corporate program to ensure compliance with applicable laws. The functions of the Compensation Committee will include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of the Company, administering the Company's Stock Option Plan and other benefit plans, and considering such other matters as may from time to time be referred to the committee by the Board of Directors.

    Directors of the Company who are not also employees of the Company or one of its subsidiaries will receive $1,000 for each Board meeting attended and $750 for each committee meeting attended. No other director will receive cash compensation for services as a director. All directors will, however, be reimbursed for their expenses incurred in attending meetings. In addition, directors who are not common law employees or officers of the Company will receive options to purchase 5,000 shares of the Company's Common Stock upon their initial appointment as a director of the Company, and will receive options to purchase 1,250 shares of Common Stock upon reelection at succeeding stockholders' meetings. Certain of the Company's directors have received distributions and loans from the Company in their capacity as stockholders. See "Certain Transactions."


    Officers are elected at the first board of directors meeting following the stockholders' meeting at which directors are elected and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company, except that David L. Suechting, Jr., the Chairman of the Board, is the son of Barbara Suechting, who is a director.

EXECUTIVE COMPENSATION

    The following table summarizes all compensation earned by or paid to the Company's Chairman of the Board and to each of the Company's four most highly compensated executive officers other than the Chairman of the Board whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company during the fiscal year ended December 28, 1996.

                           SUMMARY COMPENSATION TABLE


                                                                                           LONG-TERM
                                                                                         COMPENSATION
                                                                                         -------------
                                                                  ANNUAL COMPENSATION     SECURITIES
                                                                 ----------------------   UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                                        SALARY      BONUS        OPTIONS      COMPENSATION(1)
---------------------------------------------------------------  ----------  ----------  -------------  -----------------
David L. Suechting, Jr. .......................................  $   36,750  $        0            0        $   3,137
  Chairman of the Board
Gregory M. Kilgore ............................................     153,951     158,000      350,618            5,977
  President and Chief Operating Officer
John E. Wilkinson .............................................     117,869     102,000      200,468            5,340
  Executive Vice President-Marketing
Daniel J. Nahmens .............................................      92,350     131,000      100,234            4,947
  Vice President-Finance and Chief Financial Officer
David T. Morgan ...............................................      70,066      54,000       50,117            4,161
  Vice President-Real Estate


------------------------

(1) Represents Company-paid health and life insurance premiums and Company contributions to the Company's 401(k) plan, as follows: Mr. Suechting, $3,137 and $0; Mr. Kilgore, $2,638 and $3,339; Mr. Wilkinson, $2,638 and
    $2,702; Mr. Nahmens, $2,638 and $2,309; and Mr. Morgan, $2,638 and $1,523.

    The following tables set forth certain information as of December 28, 1996 and for the fiscal year then ended with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                 INDIVIDUAL GRANTS
                            ------------------------------------------------------------   POTENTIAL REALIZED VALUE
                                NUMBER OF       PERCENTAGE OF                             AT ASSUMED ANNUAL RATES OF
                               SECURITIES       TOTAL OPTIONS                              STOCK PRICE APPRECIATION
                               UNDERLYING        GRANTED TO      EXERCISE                     FOR OPTION TERM(4)
                                 OPTIONS        EMPLOYEES IN       PRICE     EXPIRATION   --------------------------
NAME                        GRANTED(#)(1)(2)     FISCAL YEAR      ($/SH)       DATE(3)       5%($)         10%($)
--------------------------  -----------------  ---------------  -----------  -----------  ------------  ------------
David L. Suechting, Jr....              0                 0      $  --           --       $    --       $    --
Gregory M. Kilgore........        100,234              11.8           4.00       7/1/06        252,590       638,491
                                  250,384              29.4           0.01       7/1/06      1,630,000     2,593,978
John E. Wilkinson.........        100,234              11.8           4.00       7/1/06        252,590       638,491
                                  100,234              11.8           0.01       7/1/06        652,523     1,038,424
Daniel J. Nahmens.........        100,234              11.8           4.00       7/1/06        252,590       638,491
David T. Morgan...........         50,117               5.9           4.00       7/1/06        126,295       319,245


------------------------
(1) The options listed in the table were originally granted under the 1996 Stock Option Plan of Track 'n Trail-California, and will, upon adoption by the Company of such stock option plan, be substituted with options to purchase Common Stock of the Company.

(2) The options listed in the table vest ratably on an annual basis over a five-year period, on December 15 of each year, except that 148,238 and 29,587 options granted to Mr. Kilgore and Mr. Wilkinson, respectively, vested immediately upon grant. Upon the closing of the Offering, all outstanding options will vest in full. See "--Stock Option Plan."

(3) The options will expire earlier than the stated expiration date upon a sale of the Company.

(4) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. There can be no assurance that any of the values reflected in the table will be achieved.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)


                                                      NUMBER OF SHARES UNDERLYING   VALUE OF UNEXERCISED IN-THE-
                                                         UNEXERCISED OPTIONS AT     MONEY OPTIONS AT FISCAL YEAR-
                                                           FISCAL YEAR-END(#)                 END($)(2)
                                                      ----------------------------  -----------------------------
NAME                                                  EXERCISABLE  UNEXERCISABLE(3) EXERCISABLE   UNEXERCISABLE(3)
----------------------------------------------------  -----------  ---------------  ------------  ---------------
David L. Suechting, Jr..............................           0              0     $    --        $    --
Gregory M. Kilgore..................................     188,713        161,905        1,993,972       1,459,385
John E. Wilkinson...................................      63,762        136,706          620,761       1,182,449
Daniel J. Nahmens...................................      20,046         80,188          140,322         561,316
David T. Morgan.....................................      10,023         40,094           70,161         280,658


------------------------

(1) No stock options were exercised in fiscal 1996.


(2) Based on an assumed initial public offering price of $11.00 per share of Common Stock (the midpoint of the Offering range) minus the exercise price, multiplied by the number of shares underlying the options.


(3) All stock options will vest in full upon the closing of the Offering.

STOCK OPTION PLAN


    In April 1997, the Company approved the assumption of the 1996 Stock Option Plan of Track 'n Trail-California (the "Stock Option Plan" or the "Plan") effective upon the Reorganization, and amended and restated the Plan, effective as of the date of the Offering. Upon the Reorganization, options to purchase shares of the Company's Common Stock will be exchanged for all options to purchase shares of the Common Stock of Track 'n Trail-California then outstanding under the Plan.



    The Stock Option Plan provides for awards in the form of options, including incentive stock options ("ISOs") and nonstatutory stock options ("NSOs"). Employees, directors, consultants and advisors of the Company will be eligible for the grant of NSOs, while only employees will be eligible for the grant of ISOs. The Plan also provides for formula grants for non-employee directors of the Company ("Outside Directors"). Each Outside Director will automatically receive NSOs to purchase 5,000 shares of Common Stock upon initial appointment as an Outside Director and, upon each annual stockholders' meeting following the meeting at which such director was initially appointed, will receive NSOs to purchase 1,250 shares of Common Stock (unless the Outside Director was appointed prior to such a meeting, in which case the annual grant will occur at the second annual meeting following the initial appointment). Outside Director options will have a term of ten years and will vest at a rate of 25% on each anniversary of the date of grant. Such options will become 100% vested upon a change of control of the Company (defined as the acquisition without prior Board approval by a person of 25% or more of the combined voting power of the Company's outstanding voting securities). The number of shares available for issuance pursuant to formula grants to Outside Directors will equal the number of shares with respect to which NSOs are granted pursuant to the formula. In addition, Outside Directors may, to the extent permitted by the Board of Directors, elect to receive any director fees in NSOs.



    Effective as of the Offering, a total of 1,055,735 shares of Common Stock will be reserved for issuance pursuant to the exercise of stock options granted under the Stock Option Plan.



    The Stock Option Plan will be administered by the Compensation Committee, which will consist of at least two directors who are "nonemployee directors," as defined in Rule 16b-3 under the Securities Exchange Act of 1934. The Board of Directors may amend the Stock Option Plan as desired without further action by the Company's stockholders except as required by applicable law. The Plan will continue in effect until terminated by the Board or, with respect to ISOs, for a term of ten years from its original adoption date, whichever is earlier.



    The consideration for each award under the Stock Option Plan will be established by the Compensation Committee, but in no event will the option exercise price for ISOs and Outside Director options be less than 100% of the fair market value of the Common Stock on the date of grant. Awards for key employees will have such terms and be exercisable in such manner and at such time as the Compensation Committee may determine, and the Committee may permit the deferred payment of awards. However, each ISO must expire no later than ten years from the date of grant.



    The Stock Option Plan provides that, in the event of a merger or reorganization of the Company, outstanding options shall be subject to the agreement of merger or reorganization.



    As of June 28, 1997, the Company had outstanding options to purchase an aggregate of 851,786 shares of Common Stock at a weighted average per share exercise price of $2.36. Upon the closing of the Offering, a total of 224,076 shares of Common Stock will be available for future issuance under the Plan.



EMPLOYEE STOCK PURCHASE PLAN



    The Employee Stock Purchase Plan (the "Purchase Plan") of the Company was adopted by the Board of Directors in April 1997, to become effective as of the closing of the Offering. The Purchase Plan will cover an aggregate of 150,000 shares of Common Stock and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The Purchase Plan will be administered by a plan administrator appointed by the Board. Under the Purchase Plan, the plan administrator may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan will commence on the effective date of the Purchase Plan and terminate no more than 27 months after the commencement of the Offering.

    Employees will be eligible to participate in the Purchase Plan if they have been employed by the Company or a participating subsidiary for at least one year prior to the commencement of a participation period. However, any highly compensated employee (as defined in Section 414 of the Code) who owns 3% or more of the outstanding stock in the Company may not participate in the Purchase Plan. Employees who participate in an offering may have a percentage of their earnings (as established by the plan administrator) withheld pursuant to the Purchase Plan. The amount withheld will then be used to purchase shares of Common Stock on specified dates determined by the Board. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lesser of the fair market value of the Common Stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period except as provided by the plan administrator under the terms of the offering, and participation will end automatically on termination of employment with the Company.



    In the event of a merger, reorganization, consolidation or liquidation involving the Company, unless otherwise provided, the Purchase Plan will terminate and all participants' accumulated payroll deductions will be refunded without interest. The Board will have the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase Common Stock.


EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements (collectively, the "Employment Agreements") with Gregory Kilgore, President and Chief Operating Officer; John Wilkinson, Executive Vice President-Marketing; Daniel Nahmens, Vice President-Finance and Chief Financial Officer; and David Morgan, Vice President-Real Estate. Each of the Employment Agreements provides for an initial two-year term expiring on January 3, 1996, with automatic one-year renewals upon the expiration of the initial term and on each anniversary thereafter. Each of the Employment Agreements may be terminated by the Company or the employee without cause (as defined in the Employment Agreements) upon 30 days' notice, or for cause without any notice. Under the Employment Agreements, Messrs. Kilgore, Wilkinson, Nahmens and Morgan are entitled to minimum compensation of $130,000, $105,000, $75,000 and $60,000, respectively. Each of the Employment Agreements provides that if the Company breaches any portion of such Employment Agreement or terminates it without cause, the Company must pay to the employee an amount equal to one year of his salary, calculated at the highest salary rate paid to such employee by the Company in the two-year period prior to the termination.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law ("Delaware Law"). The Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability
(i) for any breach of their duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares of the Company entitled to vote in the election of directors, voting as one class.


    The Company's By-Laws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law. The Company intends to enter into separate indemnification agreements with its directors and certain of its officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.


    The Employment Agreements with each of Gregory Kilgore, John Wilkinson, Daniel Nahmens and David Morgan also provide that the Company will indemnify such individuals for any losses, costs, damages or expenses incurred as a direct consequence of the discharge of their duties or by reason of their status as agents of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors will consist of two directors, neither of whom will be an officer or employee of the Company. All matters concerning executive compensation in fiscal 1996 were addressed by the full Board of Directors of Track 'n Trail-California, including Messrs. Suechting and Kilgore, who were executive officers in fiscal 1996.

                              CERTAIN TRANSACTIONS


    As a result of Track 'n Trail-California's status as an S corporation, Track 'n Trail-California has historically paid distributions to its stockholders to enable them to pay their income tax liabilities and, from time to time, to distribute previously undistributed S corporation earnings. During fiscal 1994, fiscal 1995 and fiscal 1996, Track 'n Trail-California made S corporation distributions to the Existing Stockholders of $1.7 million, $376,000 and $3.1 million, respectively. In addition, through June 28, 1997 the Company had made distributions of $2.2 million to stockholders in fiscal 1997, and has made or will make additional distributions of approximately $215,000 between June 28, 1997 and the Reorganization. Prior to the Reorganization, Track 'n Trail-California will declare the $6.4 million Distribution to the Existing Stockholders, which is designed to constitute substantially all of the accumulated undistributed S corporation earnings through the Termination Date, pursuant to the Distribution and Tax Agreement. The Distribution will be paid out of a portion of the Company's proceeds of the Offering. See "S Corporation Distributions."



    The Company has from time to time extended loans to its stockholders and their family members. See Note 6 of Notes to Consolidated Financial Statements. All of the foregoing loans were repaid in March 1996, through a distribution to the obligors of the remaining $1.7 million in notes.


    In fiscal 1994 and 1995, the Company paid $514,000 and $653,000, respectively, in legal expenses in defending lawsuits filed by the Company's former Chairman of the Board against the Company and certain executive officers and directors, pursuant to an indemnification arrangement with such officers and directors.


    In July 1996, the Company granted options to purchase an aggregate of 350,618 shares of Common Stock to two of its executive officers, in consideration, in part, of such officers' cancellation of stock appreciation rights granted in 1994. See "Management--Executive Compensation."


    In October 1996, the Existing Stockholders acquired 21.0% of the outstanding common stock of Overland in return for $663,000 of Seller Notes, which the Company guaranteed. Effective January 1, 1997, the Existing Stockholders assigned their Overland stock to the Company, in consideration of the Company's assumption of their Seller Notes exclusive of accrued interest.


    The Existing Stockholders have also guaranteed the Company's obligations under the Revolving Loan Agreement and approximately $1.1 million in other secured debt as of June 28, 1997, substantially all of which will be repaid from the proceeds of the Offering, and several equipment leases currently providing for aggregate annual rental payments of $118,000, which will remain outstanding after the Offering.



    In connection with the formation of the Company, the Company issued an aggregate of 40,816 shares of its Common Stock to the Existing Stockholders. In connection with the Reorganization, Track 'n Trail-California stockholders will enter into a Stock Exchange Agreement to exchange 100% of their Track 'n Trail-California common stock for 4,107,608 shares of the Company's Common Stock; inclusive of the 40,816 shares of Company Common Stock issued upon formation. The exchange of Track 'n Trail-California stock for Company Common Stock will be accomplished in an exchange of one share of Track 'n Trail-California common stock for approximately 100 shares of the Company's Common Stock.


    The Company believes that the foregoing transactions were in its best interests.

    For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of August 15, 1997, and as adjusted to reflect the sale by the Company of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option), by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors and prospective directors, (iii) each of the Company's officers named under "Management--Summary Compensation Table," and (iv) all directors, prospective directors and executive officers of the Company as a group.



                                                                        SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                                                          OWNED PRIOR TO           OWNED AFTER
                                                                            OFFERING(2)          OFFERING(2)(3)
                                                                       ---------------------  ---------------------
NAME AND ADDRESS(1)                                                      NUMBER     PERCENT     NUMBER     PERCENT
---------------------------------------------------------------------  ----------  ---------  ----------  ---------
Barbara Suechting....................................................   1,811,470       44.1%  1,811,470       26.5%
David L. Suechting, Jr.(4)...........................................   1,390,403       33.8   1,390,403       20.3
Deborah Suechting....................................................     905,735       22.1     905,735       13.3
Gregory M. Kilgore(5)................................................     350,618        7.9     350,618        4.9
John E. Wilkinson(5).................................................     200,468        4.7     200,468        2.9
Daniel J. Nahmens(5).................................................     100,234        2.4     100,234        1.4
David T. Morgan(5)...................................................      50,117        1.2      50,117      *
Helen C. Bulwik......................................................           0     --               0     --
Steven D. Tough......................................................           0     --               0     --
All directors, prospective directors and executive officers as a
  group (9 persons)(6)...............................................   3,953,427       81.4%  3,953,427       52.1%


------------------------

 *  Less than 1%.

(1) The address for each listed stockholder is c/o Track 'n Trail, 4961-A Windplay Drive, El Dorado Hills, CA 95672. To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.


(2) The percentage of beneficial ownership is calculated assuming 4,107,608 shares of Common Stock were outstanding on August 15, 1997 and 6,834,880 shares outstanding immediately following the completion of the Offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares subject to options presently exercisable or exercisable within 60 days of August 15, 1997 are deemed to be beneficially owned by the holder but are not treated as outstanding for the purpose of computing the beneficial ownership of any other person.



(3) If the Underwriters exercise their Over-allotment Option in full, the Selling Stockholders will sell the following shares of Common Stock and will beneficially own the following percentages of the Common Stock after the
    Offering: Barbara J. Suechting will sell 180,410 shares and will beneficially own 23.9%; David L. Suechting, Jr. will sell 138,475 shares and will beneficially own 18.3%; and Deborah Suechting, who is not a director or executive officer, will sell 90,205 shares and will beneficially own 11.9%. In such event, all directors and executive officers as a group will sell 318,885 shares of Common Stock and will beneficially own 47.9% of the Common Stock after the Offering.



(4) Represents 1,390,403 shares held by the Suechting Family Trust for which Mr. Suechting and his wife, Jackie Suechting, serve as co-trustees and hold joint voting and investment power.



(5) Represents shares subject to stock options exercisable on August 15, 1997 or within 60 days thereafter.



(6) Includes 751,554 shares subject to stock options exercisable on August 15, 1997 or within 60 days thereafter.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK


    As of June 28, 1997, there were 4,107,608 shares of Common Stock outstanding held by three stockholders of record.


    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company, subject to the prior rights of any Preferred Stock then outstanding. Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes 2,000,000 shares of undesignated Preferred Stock, none of which is currently outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could reduce the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS


    The former stockholders of Overland currently hold warrants to purchase an aggregate of 49,392 shares of Common Stock at an exercise price equal to the initial public offering price. These warrants expire on October 25, 2001.



    In consideration for financial advisory services provided to the Company in the Overland acquisition, Ladenburg Thalmann & Co. Inc., a representative of the Underwriters, received a warrant to purchase 74,089 shares of Common Stock at an exercise price equal to 120% of the initial public offering price. This warrant will become exercisable one year after the closing of the Offering, or upon a change in control of the Company, a sale of all or substantially all of its assets or the commencement of the liquidation or dissolution of the Company (in which event the exercise price per share will be the par value of one share of Common Stock). This warrant expires on the fifth anniversary of the closing of the Offering.

REGISTRATION RIGHTS


    After the Offering, the holders of warrants to purchase 123,481 shares of Common Stock, or their permitted transferees, are, upon exercise of such warrants, entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act either for its own account or the account of any holders of securities exercising registration rights, holders of shares registrable pursuant to registration rights are entitled to notice of such registration and are entitled to include such registrable shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. However, such registration rights are not triggered by a registration relating solely to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act, or a registration on any registration form that does not permit secondary sales.



    In connection with the Offering, the Company intends to enter into a Registration Rights Agreement (the "Registration Rights Agreement") with the Existing Stockholders. Pursuant to the Registration Rights Agreement, the Existing Stockholders will have the right to require the Company to use its best efforts to register under the Securities Act all or a portion of the issued and outstanding Common Stock owned by the Existing Stockholders. Such demand rights would be subject to the condition that the Company would not be required to effect more than three demand registrations. The Existing Stockholders will also have the right to participate in equity offerings initiated by the Company, subject to a reduction in the size of the offering on the advice of the managing underwriter. The Company will pay all expenses relating to the performance of, or compliance with, demand or "piggy-back" registrations under the Registration Rights Agreement. In either case, however, the Existing Stockholders will be responsible for underwriters' discounts and selling commissions with respect to the shares being sold pursuant to the agreement, and the fees and expenses of their counsel in connection with such registration. The Existing Stockholders' rights under the Registration Rights Agreement will be assignable to certain transferees of shares of Common Stock who agree to be bound by the Registration Rights Agreement.


DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS


    After the consummation of the offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.


    The Company's Certificate of Incorporation requires that all stockholder action be taken at a stockholders' meeting, and the Bylaws permit special stockholders' meetings to be called only by the Board of Directors or by a stockholder owning at least 15% of the outstanding Common Stock. The Bylaws also provide that directors may only be removed for cause, and require advance notification to the Company in order for a stockholder to nominate a director for election or to propose other business at a stockholders' meeting. In addition, the foregoing provisions of the Certificate of Incorporation may only be amended or repealed by the holders of at least two-thirds of the voting power of the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class, and the foregoing Bylaw provisions may only be repealed or amended by a two-thirds vote of the Board of Directors or a two-thirds stockholder vote. The provisions described above, together with the ability of the Board of Directors to issue Preferred Stock as described under "--Preferred Stock," may have the effect of deterring a hostile takeover or delaying a change in control or management of the Company.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.


                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has been no public market for the Common Stock of the Company, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after the Offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price.


    Upon completion of the Offering, the Company will have outstanding 6,834,880 shares of Common Stock. The 2,727,272 shares of Common Stock being sold hereby will be freely tradable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder (as described below).



    The Existing Stockholders, who collectively hold an aggregate of 4,107,608 shares of Common Stock, have agreed pursuant to certain agreements that they will not sell any Common Stock owned by them without the prior written consent of the Representatives of the Underwriters (the "Representatives") for a period of 180 days from the date of this Prospectus (the "Lockup Period"). Following the expiration of the Lockup Period, all such shares will be available for resale, subject to compliance with Rule 144. Certain of the Company's executive officers and other employees, who hold stock options to purchase 826,728 shares of Common Stock, have agreed that, should they exercise such options, they will not sell any Common Stock owned by them during the Lockup Period without the prior written consent of the Representatives. Following the expiration of the Lockup Period, such 826,728 shares of Common Stock issuable upon the exercise of options will be available for sale in the public market subject to compliance with Rule 144 and Rule 701. See "Underwriting." In addition, 49,392 shares of Common Stock issuable upon the exercise of warrants, and 74,089 shares of Common Stock issuable pursuant to warrants that become exercisable one year after the closing of the Offering, will be available for sale in the public market one year from the date of exercise of such warrants (or earlier if certain cashless exercise provisions are utilized), subject to Rule 144 and the 180-day lockup restrictions described above.



    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the previous two years, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 68,348 shares immediately after the Offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above; provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.


    Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the

Company by its employees, directors, officers, consultants or advisers prior to the closing of the Offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to stock options granted by the Company before the Offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be Restricted Shares and, beginning 90 days after the date of this Prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.



    The Company intends to file one or more registration statements under the Securities Act to register up to 1,055,735 shares of Common Stock that will be reserved for issuance pursuant to the Stock Option Plan and 150,000 shares of Common Stock reserved for issuance pursuant to the Purchase Plan. Each such registration statement will become effective immediately upon filing. Accordingly, the resale in the public market of such registered shares by non-affiliates will be permitted without restriction under the Securities Act, unless such shares are subject to vesting restrictions imposed by the Company or the contractual restrictions described above.



    In addition, after the Offering, the holders of warrants to purchase approximately 123,481 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. Pursuant to an agreement with the Company, the Existing Stockholders will also be entitled to certain rights with respect to the registration of shares under the Securities Act. Upon registration under the Securities Act, such shares would become available for resale, subject to compliance with Rule 144. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Alex. Brown & Sons Incorporated, A.G. Edwards & Sons, Inc. and Ladenburg Thalmann & Co. Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.



                                                                                                       NUMBER OF
UNDERWRITERS                                                                                             SHARES
-----------------------------------------------------------------------------------------------------  ----------
Alex. Brown & Sons Incorporated......................................................................
A.G. Edwards & Sons, Inc.............................................................................
Ladenburg Thalmann & Co. Inc.........................................................................

                                                                                                       ----------
  Total..............................................................................................   2,727,272
                                                                                                       ----------
                                                                                                       ----------



    In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered by this Prospectus (other than those subject to the Over-allotment Option described below) if any such shares are purchased. In the event of a default by the Underwriters, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.



    The Selling Stockholders have granted to the Underwriters an option, exercisable by the Representatives during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 409,090 shares of Common Stock at the same price per share as the initial shares of Common Stock to be purchased by the Underwriters. The Representatives may exercise such option only to cover over-allotments in the sale of shares of Common Stock. To the extent that the Representatives exercise such option, the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriters in the above table bears to the total number of shares in the above table.



    The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus, and through the Representatives to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to certain other dealers. After the
Offering, the public offering price and other selling terms may be changed.



    The Company and its officers, directors and present stockholders and optionholders have agreed that they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any interests therein, or any securities convertible into, or exchangeable for, shares of Common Stock, or rights to acquire the same, for a period of 180 days from the date of this Prospectus without the prior written consent of the Representatives, except pursuant to the Underwriting Agreement. Such consent may be given without any public notice.



    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined after negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.



    In connection with the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Representatives may bid for and purchase Common Stock in the open market to stabilize the price of the Common Stock. The Underwriters may also over-allot the Offering, creating a syndicate short position, and may bid for and purchase Common Stock in the open market to cover the syndicate short position. The Representatives may also impose a penalty bid pursuant to which the Representatives may reclaim from any Underwriter or dealer participating in the Offering the selling concession on shares sold by them and purchased by the Representatives in stabilizing or short covering transactions. In addition, the Underwriters may bid for and purchase the Common Stock in market making transactions. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end these activities at any time.



    The Underwriters have reserved for sale, at the initial public offering price, up to 5% of the Common Stock offered hereby for employees and directors of the Company and certain other individuals who have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.



    The Company has issued to Ladenburg Thalmann & Co. Inc. warrants (the "Warrants") to purchase 74,089 shares of Common Stock. The Warrants were issued in consideration for financial advisory services provided to the Company in connection with the Overland acquisition. The Warrants are exercisable for a period of four years commencing one year after the closing of the Offering, at a price equal to 120% of the initial public offering price, subject to adjustment in certain events. The Warrants contain certain registration rights relating to the shares issuable thereunder. For the life of the Warrants, Ladenburg Thalmann & Co. Inc. will have the opportunity to profit from a rise in the market price for the Common Stock. See "Description of Capital Stock--Warrants."



    The Underwriters have informed the Company that they do not intend to confirm sales of Common Stock offered hereby for accounts over which they exercise discretionary authority.


                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California, and for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 30, 1995 and December 28, 1996 and for the years then ended included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report of Coopers & Lybrand L.L.P. given upon the authority of that firm as experts in accounting and auditing. The financial statements of the Company for the year ended December 31, 1994 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report of Deloitte & Touche LLP given upon the authority of that firm as experts in accounting and auditing.

    The financial statements of Overland Management Corporation as of August 3, 1996 and for the year then ended included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report of KPMG Peat Marwick LLP given upon the authority of that firm as experts in accounting and auditing. The financial statements of Overland Management Corporation as of July 29, 1995 and for each of the years in the two-year period then ended included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of Deloitte & Touche LLP given upon the authority of that firm as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

    Effective January 15, 1996, Coopers & Lybrand L.L.P. was engaged as the Company's principal independent auditors, replacing Deloitte & Touche LLP ("Deloitte"). The decision to change independent accountants was approved by the Company's Board of Directors. In the period from December 26, 1993 through January 15, 1996, Deloitte issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, or which contained adverse opinions or disclaimers of opinion on any of the Company's financial statements, and there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Prior to January 15, 1996, the Company had not consulted with Coopers & Lybrand L.L.P. on items which involved the Company's accounting principles, the application of accounting principles to a specified transaction, or the form of audit opinion to be rendered on the Company's financial statements.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from such office upon payment of the fees prescribed by the Commission. Such documents may also be accessed electronically at the Commission's home page on the Internet at http://www.sec.gov.

    The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
TRACK 'N TRAIL

Reports of Independent Auditors............................................................................        F-2

Consolidated Balance Sheets as of December 30, 1995, December 28, 1996, June 28, 1997 (unaudited) and Pro
  Forma June 28, 1997 (unaudited)..........................................................................        F-4

Consolidated Statements of Operations for the fiscal years ended December 31, 1994, December 30, 1995,
  December 28, 1996 and for the 26 weeks ended June 29, 1996 and June 28, 1997 (unaudited).................        F-5

Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended December 31, 1994,
  December 30, 1995 and December 28, 1996 and for the 26 weeks ended June 28, 1997 (unaudited).............        F-6

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 1994, December 30, 1995,
  December 28, 1996 and for the 26 weeks ended June 29, 1996 and June 28, 1997 (unaudited).................        F-7

Notes to Consolidated Financial Statements.................................................................        F-8

OVERLAND MANAGEMENT CORPORATION

Reports of Independent Auditors............................................................................       F-27

Balance Sheets as of July 29, 1995, August 3, 1996 and October 25, 1996 (unaudited)........................       F-29

Statements of Operations for the fiscal years ended July 30, 1994, July 29, 1995 and August 3, 1996 and for
  the 12 week periods ended October 21, 1995 and October 25, 1996 (unaudited)..............................       F-30

Statements of Changes in Stockholders' Equity for the fiscal years ended July 30, 1994, July 29, 1995 and
  August 3, 1996 and for the 12 week periods ended October 21, 1995 and October 25, 1996 (unaudited).......       F-31

Statements of Cash Flows for the fiscal years ended July 30, 1994, July 29, 1995 and August 3, 1996 and for
  the 12 week periods ended October 21, 1995 and October 25, 1996 (unaudited)..............................       F-32

Notes to Financial Statements..............................................................................       F-33

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Track 'n Trail
El Dorado Hills, California

    We have audited the accompanying consolidated balance sheets of Track 'n Trail and subsidiaries as of December 30, 1995 and December 28, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the fifty-two week periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Track 'n Trail and subsidiaries as of December 30, 1995 and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the fifty-two week periods then ended in conformity with generally accepted accounting principles.


Sacramento, California
March 12, 1997 except for Note 14,
  as to which the date is August 23, 1997


                              -------------------


    The accompanying financial statements give effect to changes in stockholders' equity, including an increase of approximately 100 to 1 in the number of shares outstanding, as the result of a planned Reorganization of the Company as described in Note 14 as a newly formed holding company incorporated in Delaware with the predecessor company and its subsidiary as separate subsidiaries of the newly formed holding company. The above opinion is in the form which will be signed by Coopers & Lybrand L.L.P. upon completion of such Reorganization and assuming that from August 23, 1997 to the date of completion of such Reorganization, no other material events have occurred that would affect the accompanying financial statements or require disclosure therein.


                                          COOPERS & LYBRAND L.L.P.


Sacramento, California
August 23, 1997

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Track 'n Trail
El Dorado Hills, California

We have audited the accompanying statements of operations, changes in stockholders' equity, and cash flows of Track 'n Trail ("the Company") for the fifty-three week period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1994 financial statements present fairly, in all material respects, the results of Track 'n Trail's operations and its cash flows for the fifty-three week period ended December 31, 1994 in conformity with generally accepted accounting principles.

Sacramento, California
March 13, 1995
                              -------------------


The accompanying financial statements of Track 'n Trail give effect to changes in stockholders' equity, including an increase of approximately 100 to 1 in the number of shares outstanding, as the result of a planned reorganization of the Company as described in Note 14 to the financial statements. The above opinion is in the form which will be signed by Deloitte & Touche LLP upon completion of such Reorganization and assuming that from August 23, 1997 to the date of completion of such Reorganization, no other material events have occurred that would affect the accompanying 1994 financial statements of Track 'n Trail or require disclosure therein.


DELOITTE & TOUCHE LLP


Sacramento, California
August 23, 1997

                        TRACK 'N TRAIL AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                                                                        PRO FORMA
                                                                            DECEMBER 30,   DECEMBER 28,    JUNE 28,     JUNE 28,
                                                                                1995           1996          1997         1997
                                                                            ------------   ------------   -----------  -----------
                                                                                                          (UNAUDITED)  (UNAUDITED)
                                                              ASSETS
Current assets:
  Cash....................................................................  $    489,458   $    976,571   $   749,053  $   749,053
  Accounts receivable.....................................................       401,960      1,010,151       808,207      808,207
  Inventories.............................................................    11,949,237     19,867,764    24,801,065   24,801,065
  Prepaid expenses........................................................       126,347        212,461       190,811      190,811
  Prepaid income taxes....................................................       --             --            390,957      390,957
  Deferred income taxes...................................................        44,000         49,225        91,177       91,177
                                                                            ------------   ------------   -----------  -----------
      Total current assets................................................    13,011,002     22,116,172    27,031,270   27,031,270
Fixed assets, net.........................................................     4,039,491      6,582,102     6,717,501    6,717,501
Goodwill, net.............................................................       --           2,690,832     3,166,239    3,166,239
Deferred income taxes.....................................................       --             468,890       540,771      540,771
Deferred offering costs...................................................       --             --            847,431      847,431
                                                                            ------------   ------------   -----------  -----------
                                                                            $ 17,050,493   $ 31,857,996   $38,303,212  $38,303,212
                                                                            ------------   ------------   -----------  -----------
                                                                            ------------   ------------   -----------  -----------

                                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving line of credit................................................  $    450,000   $    680,000   $ 8,740,000  $ 8,955,000
  Current maturities of long-term debt....................................       701,251      3,060,480     2,741,888    2,741,888
  Accounts payable........................................................     3,730,391      5,835,186     8,024,543    8,024,543
  Accrued payroll and bonuses.............................................       377,056      1,032,221       541,561      541,561
  Sales tax payable.......................................................       540,296        751,788       408,499      408,499
  Income taxes payable....................................................       --             476,115       --           --
  Accrued expenses and other liabilities..................................       501,866        850,753       705,027      705,027
  Distributions payable...................................................       --             --            --         6,400,000
                                                                            ------------   ------------   -----------  -----------
      Total current liabilities...........................................     6,300,860     12,686,543    21,161,518   27,776,518
Deferred rent.............................................................       934,564      1,395,046     1,416,652    1,416,652
Stock appreciation rights.................................................       584,263        --            --           --
Long-term debt, net of current maturities.................................     1,582,799      7,025,017     7,510,658    7,510,658
                                                                            ------------   ------------   -----------  -----------
      Total liabilities...................................................     9,402,486     21,106,606    30,088,828   36,703,828
                                                                            ------------   ------------   -----------  -----------
Minority interest in consolidated subsidiary..............................       --             105,151       --           --
                                                                            ------------   ------------   -----------  -----------
Commitments and contingencies (Notes 5, 7, 8 and 15).
Stockholders' equity:
  Preferred stock, $0.01 par value; 2,000,000 shares authorized, no shares
    issued or outstanding.................................................       --             --            --           --
  Common stock, $0.01 par value; 20,000,000 shares authorized, 4,107,608
    shares issued and outstanding.........................................        41,076         41,076        41,076       41,076
  Additional paid-in capital..............................................        23,924        723,738       732,154      732,154
  Retained earnings.......................................................     8,651,792      9,881,425     7,441,154      826,154
  Less notes receivable from related parties..............................    (1,068,785)       --            --           --
                                                                            ------------   ------------   -----------  -----------
      Total stockholders' equity..........................................     7,648,007     10,646,239     8,214,384    1,599,384
                                                                            ------------   ------------   -----------  -----------
                                                                            $ 17,050,493   $ 31,857,996   $38,303,212  $38,303,212
                                                                            ------------   ------------   -----------  -----------
                                                                            ------------   ------------   -----------  -----------


   The accompanying notes are an integral part of these financial statements.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                         FISCAL YEAR ENDED                  FOR THE PERIOD ENDED
                                                             ------------------------------------------   ------------------------
                                                             DECEMBER 31,   DECEMBER 30,   DECEMBER 28,    JUNE 29,     JUNE 28,
                                                                 1994           1995           1996          1996         1997
                                                              (53 WEEKS)     (52 WEEKS)     (52 WEEKS)    (26 WEEKS)   (26 WEEKS)
                                                             ------------   ------------   ------------   -----------  -----------
                                                                                                          (UNAUDITED)  (UNAUDITED)
Net sales..................................................  $ 48,164,675   $ 50,691,164   $ 66,232,884   $23,285,590  $37,527,863
Cost of sales..............................................    25,079,211     26,191,741     34,062,252    12,020,022   19,413,199
                                                             ------------   ------------   ------------   -----------  -----------
      Gross profit.........................................    23,085,464     24,499,423     32,170,632    11,265,568   18,114,664
                                                             ------------   ------------   ------------   -----------  -----------
Operating expenses:
  Selling and marketing....................................    14,975,365     16,852,124     21,059,485     8,791,499   14,527,464
  Administrative and distribution..........................     4,934,682      4,826,290      5,508,333     2,315,673    3,444,313
                                                             ------------   ------------   ------------   -----------  -----------
      Total operating expenses.............................    19,910,047     21,678,414     26,567,818    11,107,172   17,971,777
                                                             ------------   ------------   ------------   -----------  -----------
      Operating income (loss)..............................     3,175,417      2,821,009      5,602,814       158,396      142,887

Other (income) expense:
  Interest.................................................       324,067        434,530        670,118       239,941      730,438
  Other, net...............................................        37,633        (40,428)       (24,467)      (10,661)      20,848
                                                             ------------   ------------   ------------   -----------  -----------
      Income (loss) before income taxes and minority
        interest...........................................     2,813,717      2,426,907      4,957,163       (70,884)    (608,399)
Income tax provision (benefit).............................        67,000         40,838        487,990        (1,772)    (372,503)
                                                             ------------   ------------   ------------   -----------  -----------
      Income (loss) before minority interests..............     2,746,717      2,386,069      4,469,173       (69,112)    (235,896)
Minority interest in net income of consolidated
  subsidiaries.............................................       --             --             105,151       --           --
                                                             ------------   ------------   ------------   -----------  -----------
      Net income (loss)....................................  $  2,746,717   $  2,386,069   $  4,364,022   $   (69,112) $  (235,896)
                                                             ------------   ------------   ------------   -----------  -----------
                                                             ------------   ------------   ------------   -----------  -----------
Pro Forma Income Data (unaudited):
  Historical income (loss) before income taxes and minority
    interest...............................................  $  2,813,717   $  2,426,907   $  4,957,163   $   (70,884) $  (608,399)
  Pro forma income tax provision (benefit) (Note 9)........     1,125,487        970,763      1,982,865       (28,354)    (243,360)
                                                             ------------   ------------   ------------   -----------  -----------
  Pro forma income (loss) before minority interest.........     1,688,230      1,456,144      2,974,298       (42,530)    (365,039)
  Minority interest........................................       --             --             105,151       --           --
                                                             ------------   ------------   ------------   -----------  -----------
  Pro forma net income (loss)..............................  $  1,688,230   $  1,456,144   $  2,869,147   $   (42,530) $  (365,039)
                                                             ------------   ------------   ------------   -----------  -----------
                                                             ------------   ------------   ------------   -----------  -----------
  Pro forma net income (loss) per common and common
    equivalent share.......................................                                $       0.52                $     (0.07)
                                                                                           ------------                -----------
                                                                                           ------------                -----------
  Pro forma weighted average number of shares of common
    stock and common stock equivalents.....................                                   5,557,867                  5,329,247
                                                                                           ------------                -----------
                                                                                           ------------                -----------


   The accompanying notes are an integral part of these financial statements.

                        TRACK 'N TRAIL AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                       NOTES
                                                    COMMON STOCK       ADDITIONAL    RECEIVABLE
                                                ---------------------    PAID-IN    FROM RELATED    RETAINED
                                                  NUMBER     AMOUNT      CAPITAL      PARTIES       EARNINGS       TOTAL
                                                ----------  ---------  -----------  ------------  ------------  ------------
Balance, December 26, 1993....................   4,107,608  $  41,076   $  23,924   $    (29,437) $  5,585,259  $  5,620,822
  Cash advances to stockholders and related
    party.....................................      --         --          --           (328,749)      --           (328,749)
  Distributions to stockholders...............      --         --          --            --         (1,689,854)   (1,689,854)
  Net income..................................      --         --          --            --          2,746,717     2,746,717
                                                ----------  ---------  -----------  ------------  ------------  ------------
Balance, December 31, 1994....................   4,107,608     41,076      23,924       (358,186)    6,642,122     6,348,936
  Cash advances to stockholders and related
    party.....................................      --         --          --           (710,599)      --           (710,599)
  Distributions to stockholders...............      --         --          --            --           (376,399)     (376,399)
  Net income..................................      --         --          --            --          2,386,069     2,386,069
                                                ----------  ---------  -----------  ------------  ------------  ------------
Balance, December 30, 1995....................   4,107,608     41,076      23,924     (1,068,785)    8,651,792     7,648,007
  Cash advances to stockholders...............      --         --          --           (591,215)      --           (591,215)
  Distribution of notes to stockholders.......      --         --          --          1,660,000    (1,660,000)      --
  Distributions to stockholders...............      --         --          --            --         (1,474,389)   (1,474,389)
  Exchange of stock appreciation rights for
    stock option grants.......................      --         --         596,424        --            --            596,424
  Compensation recorded under stock option
    plans.....................................      --         --         103,390        --            --            103,390
  Net income..................................      --         --          --            --          4,364,022     4,364,022
                                                ----------  ---------  -----------  ------------  ------------  ------------
Balance, December 28, 1996....................   4,107,608     41,076     723,738        --          9,881,425    10,646,239
  Distributions to stockholders (unaudited)...      --         --          --            --         (2,204,375)   (2,204,375)
  Compensation recorded under stock option
    plans (unaudited).........................      --         --           8,416        --            --              8,416
  Net loss (unaudited)........................      --         --                        --           (235,896)     (235,896)
                                                ----------  ---------  -----------  ------------  ------------  ------------
Balance, June 28, 1997 (unaudited)               4,107,608  $  41,076   $ 732,154   $    --       $  7,441,154  $  8,214,384
                                                ----------  ---------  -----------  ------------  ------------  ------------
                                                ----------  ---------  -----------  ------------  ------------  ------------


   The accompanying notes are an integral part of these financial statements.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         FISCAL YEAR ENDED                 FOR THE PERIOD ENDED
                                                              ----------------------------------------  --------------------------
                                                              DECEMBER 31,  DECEMBER 30,  DECEMBER 28,    JUNE 29,      JUNE 28,
                                                                  1994          1995          1996          1996          1997
                                                               (53 WEEKS)    (52 WEEKS)    (52 WEEKS)    (26 WEEKS)    (26 WEEKS)
                                                              ------------  ------------  ------------  ------------  ------------
                                                                                                        (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $  2,746,717  $  2,386,069  $  4,364,022  $    (69,112) $   (235,896)
  Adjustments to reconcile to cash provided by operating
    activities:
    Depreciation and amortization...........................       763,398       915,956     1,120,867       494,387       842,779
    Minority interest.......................................       --            --            105,151       --            --
    Loss (gain) on disposal of fixed assets.................        24,744         3,490       --            --            (13,200)
    Compensation recorded in connection with stock options
      plans.................................................       --            --            103,390       --              8,416
    Deferred income taxes...................................       (33,000)       22,000        81,454       --           (113,833)
    Cash provided by (used for) changes in operating assets
      and liabilities, net of effects of business
      combination:
      Accounts receivable...................................       269,623       (72,762)     (375,313)       15,962       201,944
      Inventories...........................................      (495,621)     (612,478)   (1,007,933)   (2,692,644)   (4,933,301)
      Prepaid expenses......................................       (30,938)      (10,304)       87,480        17,859        21,650
      Other assets..........................................        87,212       --            --            --            --
      Accounts payable and other accrued liabilities........       (73,509)      452,784       280,868       422,332       865,003
      Income taxes payable..................................       --            --            290,964        56,072      (867,072)
      Stock appreciation rights.............................       307,908       195,797        12,161        12,161       --
      Deferred rent.........................................       128,973        86,448        41,761         7,659        21,606
                                                              ------------  ------------  ------------  ------------  ------------
      Cash provided by (used for) operating activities......     3,695,507     3,367,000     5,104,872    (1,735,324)   (4,201,904)
                                                              ------------  ------------  ------------  ------------  ------------
Cash flows from investing activities:
  Purchases of fixed assets.................................    (1,320,114)   (1,604,299)   (1,721,599)     (957,970)     (910,234)
  Proceeds from sale of fixed assets........................       --            --            --            --             27,573
  Cash paid for business combination........................       --            --           (239,599)      --            --
                                                              ------------  ------------  ------------  ------------  ------------
      Cash used for investing activities....................    (1,320,114)   (1,604,299)   (1,961,198)     (957,970)     (882,661)
                                                              ------------  ------------  ------------  ------------  ------------
Cash flows from financing activities:
  Bank line of credit:
    Borrowings..............................................    15,035,000    20,906,000    31,154,000    13,125,000    24,455,000
    Repayments..............................................   (15,465,000)  (20,626,000)  (33,483,961)  (10,300,000)  (16,395,000)
  Long-term debt:
    Borrowings..............................................        16,000       766,674     2,486,605     1,483,333       --
    Repayments..............................................      (823,281)     (708,569)     (747,601)     (378,468)     (495,826)
  Advances to related parties under notes receivable........      (328,749)     (710,599)     (591,215)     (591,215)      --
  Payment of distributions to stockholders..................    (1,293,354)   (1,328,399)   (1,474,389)     (728,210)   (2,204,375)
  Offering expenses paid....................................       --            --            --            --           (502,752)
                                                              ------------  ------------  ------------  ------------  ------------
      Cash provided by (used for) financing activities......    (2,859,384)   (1,700,893)   (2,656,561)    2,610,440     4,857,047
                                                              ------------  ------------  ------------  ------------  ------------
      Increase (decrease) in cash...........................      (483,991)       61,808       487,113       (82,854)     (227,518)

Cash, beginning of period...................................       911,641       427,650       489,458       489,458       976,571
                                                              ------------  ------------  ------------  ------------  ------------
Cash, end of period.........................................  $    427,650  $    489,458  $    976,571  $    406,604  $    749,053
                                                              ------------  ------------  ------------  ------------  ------------
                                                              ------------  ------------  ------------  ------------  ------------


   The accompanying notes are an integral part of these financial statements.

                        TRACK 'N TRAIL AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


1.  SIGNIFICANT ACCOUNTING POLICIES:

    BACKGROUND


    Track 'n Trail, a Delaware corporation (Company), is the successor to businesses formerly conducted by Track 'n Trail, a California corporation (Old Track 'n Trail), and its subsidiary, Overland Management Corporation (Overland). In connection with the formation of the Company, the Company issued an aggregate of 40,816 shares of its Common Stock to existing stockholders of Old Track 'n Trail. As described in Note 14, the Company's Board of Directors has approved a reorganization of Old Track 'n Trail (the Reorganization) in which the Old Track 'n Trail stockholders will exchange 100% of their Old Track 'n Trail common stock for 4,107,608 shares of the Company's Common Stock, inclusive of the 40,816 shares of the Company's Common Stock issued upon formation. The Reorganization, which will be accounted for in a manner similar to a pooling-of-interests, will be accomplished in an exchange of one share of Old Track 'n Trail common stock for approximately 100 shares of the Company's common stock. In connection with the Reorganization, all of the common stock of Overland will be transferred to the Company in the form of a dividend resulting in the predecessor businesses being wholly owned subsidiaries of the Company. The accompanying financial statements reflect, for all periods presented, the capital structure and number of shares that will be outstanding as a result of the Reorganization.



    The Company is a retailer of footwear and related accessories. As of December 28, 1996 and June 28, 1997, the Company operated 128 and 134 stores in 23 and 24 states, respectively, under the Track 'n Trail and Overland Trading names concentrated in California, the Midwest and the Northeast. Each store offers a wide range of rugged walking and fashion casual shoes, sandals and boots. The Company ends its fiscal year on the last Saturday in December.


    The Company operates in a single business segment of retailing footwear and related accessories. The Company acquires its shoes from a number of manufacturers; however, during the fiscal year ended December 28, 1996, 39.7% of the Company's net sales was of products purchased from three manufacturers.


    INTERIM RESULTS (UNAUDITED)



    The accompanying balance sheet as of June 28, 1997 and the statements of operations, changes in stockholders' equity and cash flows for the 26-week periods ended June 29, 1996 and June 28, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The data disclosed in these notes to the financial statements for those interim periods are also unaudited.


    PRINCIPLES OF CONSOLIDATION


    The financial statements include the consolidated accounts of the Company and its two subsidiaries, Old Track 'n Trail and Overland, which became a 79.0% owned subsidiary on October 25, 1996. Effective January 1, 1997, the Company acquired the remaining 21.0% interest in Overland (Note 13). All intercompany transactions and balances have been eliminated in consolidation.


    INVENTORIES

    Inventories are stated at lower of average cost or market using the retail inventory method.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


1.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    FIXED ASSETS

    Fixed assets are stated at cost and depreciated on the straight-line basis over estimated useful lives ranging from three to ten years; the cost of leasehold improvements are amortized over the shorter of the lease term or useful life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.


    STORE PRE-OPENING COSTS



    Costs of a noncapital nature incurred prior to store openings are expensed as incurred.


    GOODWILL

    Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is being amortized using the straight-line method over 20 years.

    MINORITY INTEREST

    Minority interest represents the minority stockholders' proportionate share of the equity of Overland, including their share of Overland's net income during the period from October 25, 1996 to December 28, 1996. At December 28, 1996, the Company owned 79.0% of the common stock of Overland and the Company's stockholders owned the 21.0% minority interest. Effective January 1, 1997, the Company acquired the remaining 21.0% interest in Overland (Note 13).

    INCOME TAXES


    Commencing June 28, 1992 and until the Reorganization, Old Track 'n Trail had elected S corporation status for federal income taxes and most state income taxes. Its subsidiary, Overland, is a C corporation for federal and state income tax purposes. Under S corporation status, Old Track 'n Trail's income, other than that of Overland, was taxable to the stockholders personally, with only minimal state income taxes charged to Old Track 'n Trail (Note 9).



    The Company accounts for the federal and state income taxes of Overland and the state income taxes of the Company, under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES, using the liability method. The estimated future tax effect of differences between the Company's basis in assets and liabilities for tax and accounting purposes is accounted for as deferred taxes. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. No allowance against deferred tax assets was provided by the Company as of December 28, 1996 or June 28, 1997.


    STOCKHOLDER DISTRIBUTIONS

    Old Track 'n Trail has historically provided distributions of a portion of its earnings to the stockholders, as necessary, to satisfy their income tax requirements as well as for other purposes.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


1.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    STOCK OPTIONS

    As permitted by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company has elected to measure and record compensation costs relative to stock option plans in accordance with the provisions of Accounting Principles Board
(APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and make pro forma disclosure of net income and net income per common and common equivalent share as if the fair value based method of valuing stock options had been applied.

    RENT EXPENSE

    Rent expense is generally recognized on the straight-line basis over the respective lease term. Rents accrued but not contractually due are reported as deferred rent. Contingent rental expense, based on store sales, is recognized when incurred.

    ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates

    RECLASSIFICATIONS

    Certain reclassifications were made to the 1994 and 1995 financial statements to conform to the 1996 presentation.

    PRO FORMA INFORMATION (UNAUDITED)


    The pro forma balance sheet reflects, as of June 28, 1997, adjustments for distributions to stockholders that management expects will be paid or declared between June 28, 1997 and the date of the Company's planned initial public offering (the Offering) assuming that $215,000 of such distributions were made from borrowings available under the Company's revolving line of credit and assuming that an additional distribution of $6.4 million had been declared and will be paid from proceeds of the Offering (Note 14).



    Pro forma net income (loss) (unaudited) has been computed to include a provision for income taxes at an effective tax rate of 40.0% representing management's estimate of the effective tax rate as if the Reorganization had been in effect and the Company had been a C corporation for all periods presented.



    Pro forma net income (loss) per common and common equivalent share (unaudited) for fiscal 1996 has been computed by dividing pro forma net income by the weighted average number of common and common equivalent shares outstanding (using the treasury stock method and an assumed initial public offering price) after giving retroactive effect to (i) a change in the number of outstanding shares effected by the Reorganization (Note 14), (ii) those common stock options issued during the twelve month period preceding the Offering computed under the treasury stock method and (iii) the number of shares of common stock to be sold in the Offering, at an assumed offering price, the proceeds of which would be

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


1. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) necessary to pay the excess of S corporation distributions during fiscal 1996 and thereafter until the Reorganization over earnings during fiscal 1996. Warrants, which were issued during fiscal 1996, were not dilutive.


    Pro forma net loss per common and common equivalent share (unaudited) for the 26 weeks ended June 28, 1997 has been computed using the same methodology as for fiscal 1996 except that the number of shares included in the computation relative to item (iii) in the above paragraph is the number of shares of common stock to be sold in the Offering, at an assumed offering price, the proceeds of which would be necessary to pay the excess of S corporation distributions during the period from June 30, 1996 and thereafter until the Reorganization over earnings during the 12-month period ended June 28, 1997.



    Historical net income per share information is not presented on the face of the consolidated statement of operations as such information is not meaningful. Historical primary and fully diluted net income per common and common equivalent share were $0.58, $0.50 and $0.91 for the 1994, 1995 and 1996 fiscal years, respectively, with 4,776,848 as the weighted average common and common equivalent shares outstanding for each period. Historical net loss per share, both primary and fully diluted, for the 26-week period ended June 28, 1997 was $(0.07), with 4,776,848 as the weighted average common and common equivalent shares outstanding.



    NEW ACCOUNTING PRONOUNCEMENTS



    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE. SFAS No. 128 changes the method of calculating earnings per share and is effective for interim and annual periods ending after December 15, 1997. Early application is not permitted, and all periods presented must be restated when SFAS No. 128 is implemented. Management is in the process of determining the effects of implementing SFAS No. 128.


2.  CONCENTRATION OF CREDIT RISK:

    The Company deposits its excess cash with major financial institutions. As of December 28, 1996, the Company had $2,614,000 on deposit (inclusive of outstanding checks) in excess of the federally insured level.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


3.  FIXED ASSETS:

    Fixed assets consist of:


                                                             DECEMBER 30,   DECEMBER 28,
                                                                 1995           1996
                                                             -------------  -------------  JUNE 28, 1997
                                                                                           -------------
                                                                                            (UNAUDITED)
Leasehold improvements.....................................  $   4,952,835  $   7,236,478  $   7,860,161
Furniture, fixtures and equipment..........................      2,805,688      3,671,082      3,957,634
Vehicles...................................................          8,055         16,000       --
                                                             -------------  -------------  -------------
                                                                 7,766,578     10,923,560     11,817,795
Less accumulated depreciation..............................     (3,727,087)    (4,341,458)    (5,100,294)
                                                             -------------  -------------  -------------
Fixed assets, net..........................................  $   4,039,491  $   6,582,102  $   6,717,501
                                                             -------------  -------------  -------------
                                                             -------------  -------------  -------------



    Depreciation expense for fiscal years 1994, 1995 and 1996 was $763,000, $916,000 and $1,098,000, respectively. Depreciation expense for the 26 week periods ended June 29, 1996 and June 28, 1997 was $494,000 and $760,000,
respectively.


4.  REVOLVING LINE OF CREDIT AND LONG-TERM DEBT:

    The Company has a revolving loan agreement (Revolving Loan Agreement) with a bank which includes a $7,100,000 revolving line of credit, a term loan of which $2,700,000 is outstanding at December 28, 1996, and a letter of credit facility for up to an additional $800,000. Maximum aggregate borrowings under the Revolving Loan Agreement, including outstanding letters of credit (of which $389,000 were issued at December 28, 1996) and the term loan are limited to a percentage of eligible inventory held by the Company. Available additional borrowings under the Revolving Loan Agreement amounted to approximately $6,319,000 at December 28, 1996. Borrowings under the Revolving Loan Agreement are collateralized by substantially all the Company's assets and are guaranteed by the Company's stockholders.

    Interest accrues on the revolving line of credit at the bank's prime rate (8.25% at December 28, 1996) plus 0.5%. Interest is payable monthly, and the outstanding principal is due on the earlier of June 30, 1997, or the closing of the Offering. The weighted average interest rates for fiscal years 1994, 1995 and 1996 were 8.05%, 9.40% and 8.77%, respectively.


    The Revolving Loan Agreement requires the Company to meet certain financial covenants including minimum financial ratios and limits on loans to stockholders and expenditures to acquire fixed or capital assets. At December 28, 1996 and June 28, 1997, the Company had complied with such covenants.



    Interest accrues on the revolving line of credit at the bank's reference rate (8.5% at June 28, 1997) plus 0.5%. The weighted average interest rate for the 26 week periods ended June 29, 1996 and June 28, 1997, was 8.79% and 8.88%, respectively.



    Effective March 31, 1997, the Company received an amendment to the Revolving Loan Agreement which increased the revolving line of credit to $9,100,000, extended the expiration date on both the revolving line of credit and term loan (of which $2,400,000 was outstanding at June 28, 1997) to the earlier of March 31, 1998 or the consummation of an initial public offering, and changed the interest rate on the term loan to the Company's option of either the bank's reference rate (8.5% at June 28, 1997) plus 0.5% or the LIBOR (5.69% at June 28,
1997) plus 3.0%.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


4.  REVOLVING LINE OF CREDIT AND LONG-TERM DEBT: (CONTINUED)

    Available additional borrowings under the Revolving Loan Agreement amounted to approximately $360,000 at June 28, 1997. Letters of credit outstanding under the agreement were $666,000 as of June 28, 1997.



    On July 3, 1997, the Company received a second amendment to the Revolving Loan Agreement which provided an addition to the line of credit of $1,000,000. All borrowings against the additional $1,000,000 in available borrowings under the line of credit are due on the earlier of September 30, 1997, or the consummation of an initial public offering.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


4.  REVOLVING LINE OF CREDIT AND LONG-TERM DEBT: (CONTINUED)
    Long-term debt consists of:


                                                                                         DECEMBER 30,   DECEMBER 28,    JUNE 28,
                                                                                             1995           1996          1997
                                                                                         ------------   ------------   -----------
                                                                                                                       (UNAUDITED)
Bank term loan under Revolving Loan Agreement, interest at 8.75% at December 28, 1996
  (amended on March 31, 1997 to Company's option of the bank's reference rate (8.50% at
  June 28, 1997) plus 0.5% or LIBOR (5.69% at June 28, 1997) plus 3.0%, due in monthly installments of $50,000 plus interest, balance due the earlier of March 1998 or an
  initial public offering..............................................................   $1,933,333     $2,700,000    $ 2,400,000
Subordinated promissory note, interest at 10% until October 25, 1997 and 12%
  thereafter, without collateral due the earlier of June 30, 1998 or an initial public
  offering.............................................................................      --           3,500,000      3,500,000
Subordinated promissory notes, interest at 10% until October 25, 1997, 12% on October
  25, 1997 and thereafter, without collateral, due the earlier of June 30, 1998 or an
  initial public offering..............................................................      --           2,493,673      3,156,548
Term note, interest at 30 day commercial paper rate (5.55% at December 28, 1996 and
  June 28, 1997) plus 2.95% collateralized by leasehold improvements, due the earlier
  of 2001 or acceleration of any other indebtedness....................................      --             966,667        866,685
Auto loan, interest at 12.36%, collateralized by a vehicle, repaid in 1997.............      --               9,719        --
Auto loan, interest at 10.5%, collateralized by a vehicle, repaid in 1997..............      --              10,578        --
Construction notes to store lessors, interest at 12%, without collateral, maturing at
  various dates throughout 1998........................................................      --              33,027         21,589
Bank notes, interest at 10.59%, collateralized by leasehold improvements, repaid in
  1996.................................................................................       16,281        --             --
Construction notes to store lessors, interest ranging from 10% to 12%, without
  collateral, maturing at various dates through 2000...................................      262,050        111,174         85,605
Construction note to store lessor, federal funds rate plus 3.30% (not to be less than
  6%), collateralized by leasehold improvements, due 1998..............................       50,511         27,198         15,542
Promissory note, interest at 9.36%, collateralized by leasehold improvements, due
  2000.................................................................................      --             219,086        195,952
Construction note to store lessor, prime plus 1% (not to exceed 11%), collateralized by
  leasehold improvements, due 1998.....................................................       21,875         14,375         10,625
                                                                                         ------------   ------------   -----------
    Total..............................................................................    2,284,050     10,085,497     10,252,546
    Less current portion...............................................................     (701,251)    (3,060,480)    (2,741,888)
                                                                                         ------------   ------------   -----------
    Long-term portion..................................................................   $1,582,799     $7,025,017    $ 7,510,658
                                                                                         ------------   ------------   -----------
                                                                                         ------------   ------------   -----------

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


4.  REVOLVING LINE OF CREDIT AND LONG-TERM DEBT: (CONTINUED)
    Scheduled maturities of long-term debt at December 28, 1996, without giving effect to acceleration upon the Offering, are as follows:

1997...........................................................  $3,060,480
1998...........................................................   6,327,618
1999...........................................................     290,124
2000...........................................................     238,958
2001...........................................................     168,317
                                                                 ----------
    Total......................................................  $10,085,497
                                                                 ----------
                                                                 ----------

5.  STOCK INCENTIVE PLANS:

    STOCK APPRECIATION RIGHTS

    Until canceled on July 1, 1996, the Company had granted stock appreciation rights to certain key employees, which were measured and were vesting over the period from 1992 to 1997. Under the agreements, the employees were to receive certain percentages of appreciation of the Company's capital stock during the measurement period based on agreed-upon appreciation measurement methodologies. Payment was to be made in five equal annual installments following the earlier of June 1, 2007, sale of 50% or more of the Company's outstanding stock or the employees' death, retirement, disability or termination of employment with the Company. Compensation expense was accrued over the term of the agreements for the cost of the stock appreciation rights.

    The stock appreciation rights were canceled on July 1, 1996, in exchange for grants of nonqualified options under the Company's 1996 Stock Option Plan, as described below. The accrued liability at the date of cancellation in connection with compensation previously recognized under the stock appreciation rights was offset against total compensation inherent in the nonqualified stock options granted.

    STOCK OPTION PLAN

    In June 1996, the Company's stockholders approved the adoption of the 1996 Stock Option Plan (Plan) which provides for the granting of up to 905,735 options to purchase common shares to employees. Options granted under the Plan may be incentive stock options or nonqualified stock options. The exercise price and vesting term of the options is to be determined by a committee of the Board of Directors at the time of grant. The vesting term for incentive and nonqualified options cannot exceed ten years (five years for options granted to stockholders who own 10% or more of the total voting power of all classes of the Company's common stock at the date of the grant). The exercise price of incentive stock options cannot be less than fair market value of a share of common stock (110% of fair market value for options granted to stockholders who own 10% or more of the total voting power of all classes of the Company's common stock at the date of the grant).

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


5.  STOCK INCENTIVE PLANS: (CONTINUED)

    The following is a summary of the activity in stock options granted during the fiscal year ended December 28, 1996:

                                                       INCENTIVE STOCK        NONQUALIFIED STOCK
                                                           OPTIONS                 OPTIONS
                                                    ----------------------  ----------------------
                                                                WEIGHTED                WEIGHTED
                                                                 AVERAGE                 AVERAGE
                                                                EXERCISE                EXERCISE
                                                     SHARES       PRICE      SHARES       PRICE
                                                    ---------  -----------  ---------  -----------
Balance as of December 31, 1995...................     --       $  --          --       $  --
Granted...........................................    501,168        4.00     350,618        0.01
                                                    ---------       -----   ---------       -----
Balance as of December 28, 1996...................    501,168        4.00     350,618   $    0.01
                                                    ---------       -----   ---------       -----
                                                    ---------       -----   ---------       -----
Options exercisable as of December 28, 1996.......    100,228   $    4.00     212,383   $    0.01
                                                    ---------       -----   ---------       -----
                                                    ---------       -----   ---------       -----


    There was no change in the number of options granted or exercisable during the 26-week period ended June 28, 1997. In July 1997, 20,127 incentive stock options were terminated, resulting in a reduced balance of 831,659 incentive stock options outstanding, all of which are or will be exercisable at $4.00 per share.


    The incentive stock options vest pro rata on December 15 of each of five years commencing December 15, 1996, and have an exercise term of ten years after the date of grant. In the event of a public offering or sale of the Company, the incentive stock options fully vest and are exercisable. No compensation resulted from the grant of incentive stock options in fiscal 1996.


    The nonqualified stock options partially vested upon grant (177,825 shares) and the balance vest pro rata on each December 15 for the five years commencing December 15, 1996, and have an exercise term of ten years after the date of grant. In the event of a public offering or sale of the Company, the nonqualified stock options vest and become exercisable in full. The excess of the fair value of common stock at the date of the grant (determined by appraisal) over the exercise price of the nonqualified stock options, net of the liability recorded in connection with stock appreciation rights canceled in exchange for the nonqualified stock options (an aggregate net amount of $170,000), represents the per share compensation of the nonqualified stock options that is being recorded as compensation and as an increase in additional paid-in capital when the stock options vest. An increase in additional paid-in capital at the date of grant was recorded for the liability under the stock appreciation rights that were eliminated upon exchange for the nonqualified stock options.



    Compensation expense recognized for stock compensation awards, including stock appreciation rights, amounted to $308,000, $196,000 and $116,000 during the 1994, 1995 and 1996 fiscal years, respectively. Compensation expense recognized for stock compensation awards, including stock appreciation rights, amounted to $12,000 and $8,000 for the 26-week periods ended June 29, 1996 and June 28, 1997, respectively.


    The weighted-average, grant-date fair value, computed in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, of all options granted during 1996, net of the liability recorded in connection with stock appreciation rights canceled in exchange for the nonqualified stock options, was

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


5.  STOCK INCENTIVE PLANS: (CONTINUED)

$170,000. The weighted-average, grant-date fair value was estimated assuming a risk-free interest rate of 6.49%, an expected life of five years, no expected volatility as the Company has no trading record and no expected dividends in excess of those necessary to provide Old Track 'n Trail's stockholders funds with which to pay their income taxes on S corporation income of the Company.



    Pro forma results of operations, computed to assume the provisions of SFAS No. 123 had been adopted, for fiscal year 1996 would have been the same as the historical results of operations, as presented.


6.  NOTES RECEIVABLE FROM RELATED PARTIES:

    Notes receivable from related parties at December 30, 1995, consisted of:

Stockholder notes, interest at prime (8.5% at December 30,
 1995) plus 1.75%, principal and interest due on demand.....  $1,036,322

Related party note, interest at prime (8.5% at December 30,
 1995) plus 1.25%, principal and interest due on demand.....      32,463
                                                              ----------
                                                              $1,068,785
                                                              ----------
                                                              ----------


    The balance outstanding at December 30, 1995, of both the stockholder notes and the note from a related party (who became a stockholder in October 1995) were distributed to the stockholders in 1996 along with additional notes of $591,215 related to advances made to such parties in 1996.


7.  LEASE COMMITMENTS:


    The Company operates its stores, main office and warehouse from facilities under operating lease agreements which expire at various dates through 2007. The store leases require minimum annual rentals plus, in some cases, periodic increases stipulated in the lease agreements (fixed amounts or percentages, in some cases, and increases indexed to consumer price increases, in other cases). Some leases also provide for contingent rentals based on sales. The Company is generally responsible for maintenance, insurance and property taxes. At December 28, 1996, minimum lease payments under all noncancelable leases are as follows:


1997...........................................................  $8,613,000
1998...........................................................   7,697,000
1999...........................................................   6,493,000
2000...........................................................   5,751,000
2001...........................................................   5,545,000
Thereafter.....................................................  17,587,000
                                                                 ----------
    Total......................................................  $51,686,000
                                                                 ----------
                                                                 ----------

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


7.  LEASE COMMITMENTS: (CONTINUED)

    Rent expense was $4,351,000, $4,964,000 and $6,160,000 during fiscal years 1994, 1995 and 1996, including contingent rentals of $141,000, $130,000 and $123,000, respectively. Rent expense was approximately $2,679,000 and $4,342,000 including contingent rentals of $16,000 and $18,000 for the 26-week periods ended June 29, 1996 and June 28, 1997, respectively.


8.  EMPLOYEE BENEFIT PLAN:


    The Company has a 401(k) profit-sharing plan for the benefit of employees who meet certain eligibility requirements. Participants may make tax deferred contributions of up to 15% of earned income, limited to $9,240 annually in fiscal year 1996. Employer contributions match at least 50% of participant contributions to a maximum of 4% of earned income. Employee contributions vest immediately. Employer contributions vest based on years of employment with the Company, with full vesting in five years. The employer contribution was $53,000, $58,000 and $50,000 in fiscal years 1994, 1995 and 1996, respectively. Employer contributions were $27,000 and $49,000 for the 26-week periods ended June 29, 1996 and June 28, 1997, repectively.


9.  INCOME TAXES:

    The provision for income taxes consists of:

                                                               FISCAL YEAR ENDED
                                                    ----------------------------------------
                                                    DECEMBER 31,  DECEMBER 30,  DECEMBER 28,
                                                        1994          1995          1996
                                                    ------------  ------------  ------------
Income taxes:
  Current.........................................   $  100,000    $   18,838    $  406,536
  Deferred........................................      (33,000)       22,000        81,454
                                                    ------------  ------------  ------------
                                                     $   67,000    $   40,838    $  487,990
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------


    For the 26-week periods ended June 29, 1996 and June 28, 1997, the provision for income taxes consists of the amounts computed at management's estimate of the effective tax rate during the related fiscal years. For the 26-week period ended June 28, 1997, the estimated effective rate takes into account the portion of the income (loss) that will be taxed as S corporation income (Old Track 'n Trail's federal and most state income) and as C corporation income (Overland's federal and state loss and a portion of Old Track 'n Trail's state income), and is adjusted by a nonrecurring deferred income tax benefit related to the change in tax status of Old Track 'n Trail in certain states from that of an S corporation to a C corporation, as described in the following paragraph.



    Old Track 'n Trail converted from an S corporation to a C corporation for state income tax purposes in certain states on January 1, 1997, as the result of acquiring 100% ownership of Overland (Note 13). Certain states in which Old Track 'n Trail did business have not conformed their state statutes to revised Internal Revenue Code provisions that, effective beginning January 1, 1997, permit S corporations to own 100% of subsidiaries. Accordingly, the provision for income taxes for the 26-week period ended June 28, 1997 includes (i) C corporation state taxes on the 1997 income of Old Track 'n Trail related to income in states that have not conformed their S corporation regulations to the Internal Revenue Code and (ii) a

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


9.  INCOME TAXES: (CONTINUED)

reduction of $114,000 in the provision for income taxes related to recording deferred tax assets representing the net tax effect (computed using the applicable state income tax rates) of temporary differences between Old Track 'n Trail's financial statement and tax bases in certain assets and liabilities as of the date of converting to a C corporation status in certain states. Management believes it is likely that some or all of the states in which it does business that currently do not allow S corporations to own 100% of subsidiaries will revise their regulations to conform to those of the Internal Revenue Code (Conforming Regulations) and that such revisions will be retroactive to January 1, 1997. If such Conforming Regulations are made and are retroactive to January 1, 1997, the difference between the income tax provision for the 26-week period ended June 28, 1997 computed as a C corporation in certain states will be adjusted through adjustments to the income tax provision of future quarters to reverse the tax effects of the conversion to C corporation status in states adopting retroactive Conforming Regulations. The effect of future Conforming Regulations, if they occur, will be an increase in the provision for income taxes in the quarter that the Conforming Regulations occur by up to $111,000, depending on which states, if any, adopt Conforming Regulations.


    The components of deferred tax assets are:

                                                                   DECEMBER 30,  DECEMBER 28,
                                                                       1995          1996
                                                                   ------------  ------------
Depreciation.....................................................   $   16,930    $  269,009
Inventory--Uniform Capitalization................................       10,620       116,095
Stock compensation programs......................................       10,520        --
Deferred rent....................................................        3,200       199,881
Accrued liabilities..............................................        2,070        34,049
Other............................................................          660        --
Basis differences of assets acquired in business combination.....       --           (58,319)
Federal effect of deferred state taxes...........................       --           (42,600)
                                                                   ------------  ------------
                                                                    $   44,000    $  518,115
                                                                   ------------  ------------
                                                                   ------------  ------------

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. Based upon the availability of management's projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes the existing net deductible temporary differences will reverse during periods in which carrybacks are available and/or in which the Company generates net taxable income.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


9.  INCOME TAXES: (CONTINUED)
    Differences between the Company's provision for income taxes and the federal statutory tax rate are:

                                                                 FISCAL YEAR ENDED
                                                    -------------------------------------------
                                                    DECEMBER 31,   DECEMBER 30,   DECEMBER 28,
                                                        1994           1995           1996
                                                    -------------  -------------  -------------
Federal statutory rate............................         34.0%          34.0%          34.0%
Benefit due to Subchapter S status................        (34.0)         (34.0)         (28.3)
State income taxes................................          2.4            1.7            3.9
Permanent differences.............................       --             --                0.2
                                                         ------         ------         ------
                                                            2.4%           1.7%           9.8%
                                                         ------         ------         ------
                                                         ------         ------         ------

10.  FORWARD FOREIGN CURRENCY CONTRACTS:


    The Company occasionally enters into forward foreign contracts with the objective of minimizing the short-term impact of foreign currency fluctuations on commitments to purchase products from foreign manufacturers in foreign currencies. A forward foreign currency contract, which is individually negotiated and privately traded by currency traders, is a commitment to purchase or sell a specific currency for an agreed-upon price at a future date. As of December 28, 1996, all contracts were held for hedging purposes. The gain or loss on these contracts is reported in the financial statements based upon the fair value of the contracts obtained from published market prices and quotations from major investment firms and offsets the corresponding gain or loss recognized on the commitments to purchase products in foreign currencies. The Company could be exposed to risk if the counterparties to the contracts are unable to meet the terms of their contracts. The Company seeks to minimize risk from counterparties by establishing minimum credit quality standards and maximum credit limits.


    The contracts outstanding as of December 28, 1996, consisted of the following:

CONTRACT TO BUY
 ITALIAN LIRA    IN EXCHANGE FOR  SETTLEMENT DATE  GAIN (LOSS)
---------------  ---------------  ---------------  -----------
    54,329,640    U.S. $36,107         1/31/97      $    (185)
   139,327,820    U.S. $92,480         2/28/97           (591)
    76,882,761    U.S. $50,979         3/31/97           (378)
                                                   -----------
                                                    $  (1,154)
                                                   -----------
                                                   -----------


    During the 26-week period ended June 28, 1997, the contracts outstanding at December 28, 1996 settled without material gain or loss, and no new contracts were entered into.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


11.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The following methods and assumptions were used by the Company in estimating the fair value of its significant financial instruments:

        CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE, ACCRUED PAYROLL AND BONUSES PAYABLE AND ACCRUED EXPENSES AND OTHER LIABILITIES: The carrying amount reported in the consolidated balance sheet approximates its fair value because of the immediate or short-term maturity of those financial instruments.

        BANK LINE OF CREDIT: The carrying amount approximates fair value due to the floating interest rate and short maturity nature of this financial instrument.

        LONG-TERM DEBT: The carrying amount approximates fair value due to floating rates or recent issuance of the fixed rate notes.

        NOTES RECEIVABLE FROM RELATED PARTIES: The fair value cannot be determined.

12.  SUPPLEMENTAL CASH FLOW INFORMATION:

    Supplemental cash flow information is as follows:


                                                         FISCAL YEAR ENDED
                                             ------------------------------------------
                                             DECEMBER 31,   DECEMBER 30,   DECEMBER 28,
                                                 1994           1995           1996
                                             -------------  -------------  ------------   TWENTY-SIX WEEKS ENDED
                                                                                         ------------------------
                                                                                          JUNE 29,     JUNE 28,
                                                                                            1996         1997
                                                                                         -----------  -----------
                                                                                         (UNAUDITED)  (UNAUDITED)
Interest paid..............................    $ 342,013      $ 401,433     $  615,412    $ 230,766    $ 739,448
                                             -------------  -------------  ------------  -----------  -----------
                                             -------------  -------------  ------------  -----------  -----------
Income taxes paid..........................    $  65,045      $  77,540     $   72,706    $  54,300    $ 608,401
                                             -------------  -------------  ------------  -----------  -----------
                                             -------------  -------------  ------------  -----------  -----------
Noncash investing and financing
 transactions:
  Acquisition of Overland:
    Purchase price, including acquisition
      costs................................    $  --          $  --         $2,733,272    $  --        $ 557,724
    Minority interest eliminated...........    $  --          $  --         $   --        $  --        $ 105,151
    Less debt issued in connection with the
      acquisition..........................       --             --         (2,493,673)      --         (662,875)
                                             -------------  -------------  ------------  -----------  -----------
      Cash paid for acquisition............    $  --          $  --         $  239,599    $  --        $  --
                                             -------------  -------------  ------------  -----------  -----------
                                             -------------  -------------  ------------  -----------  -----------
  Increase in liability for distributions
    payable to stockholders................    $ 396,500      $  --         $   --        $  --        $  --
                                             -------------  -------------  ------------  -----------  -----------
                                             -------------  -------------  ------------  -----------  -----------
  Distribution of notes receivable to
    stockholders...........................    $  --          $  --         $1,660,000    $1,660,000   $  --
                                             -------------  -------------  ------------  -----------  -----------
                                             -------------  -------------  ------------  -----------  -----------
  Cancellation of stock appreciation
    rights.................................    $  --          $  --         $  596,424    $ 596,424    $  --
                                             -------------  -------------  ------------  -----------  -----------
                                             -------------  -------------  ------------  -----------  -----------


13.  BUSINESS COMBINATION:


    On October 25, 1996, Old Track 'n Trail, together with its stockholders, obtained 33 Overland Trading stores by acquiring the outstanding common stock of Overland (Note 1, Principles of Consolidation; Minority Interest). Old Track 'n Trail purchased the 79.0% interest for approximately $2,733,000 consisting

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


13.  BUSINESS COMBINATION: (CONTINUED)

of promissory notes to the sellers of $2,493,673 and warrants issued to the sellers valued at nominal amounts, plus acquisition costs of $239,599. In the event of an initial public offering of the Company's common stock, the warrants give the sellers the right to purchase up to 1.0% of the shares of the Company's stock, on a fully diluted basis, outstanding immediately prior to an initial public offering, at the initial public offering price until October 25, 2001. In the absence of such initial public offering, the warrants require that the Company purchase the warrants from the sellers for cash on October 25, 2001, in an amount equal to one percent of the then fair value of the Company.



    The remaining 21.0% interest in Overland was purchased by Old Track 'n Trail's stockholders for $662,875 of promissory notes which the Company had guaranteed.


    Total promissory notes issued by Old Track 'n Trail and its stockholders in exchange for the common stock of Overland was $3,156,548 (the Seller Notes). The Seller Notes are not collateralized and bear interest at 10.0% per year through October 25, 1997, and 12.0% thereafter. The Seller Notes are due on June 30, 1998, or earlier upon a firm underwritten initial public offering of the Company's common stock. Interest payments are due quarterly through October 1997, and monthly thereafter.

    Also, in connection with the acquisition, Overland repurchased all of its outstanding preferred stock in exchange for a $3,500,000 subordinated promissory note (the Subordinated Note) and borrowed $2,559,000 under a line of credit arranged by Old Track 'n Trail, which was used to repay Overland's outstanding line of credit, retire a note payable, pay accumulated dividends to its preferred stockholders and provide additional working capital, all of which were recorded by Overland in connection with the acquisition. Old Track 'n Trail guaranteed the Subordinated Note.

    Additionally, the Company issued warrants to an investment bank in consideration of financial advisory services rendered in connection with the acquisition of Overland. The warrants allow the investment bank to purchase up to 1.5% of the shares of the Company's common stock, on a fully diluted basis, outstanding immediately prior to an initial public offering, at a price equal to 120% of the initial public offering price for four years commencing upon the first anniversary of the initial public offering. In the absence of such initial public offering, the warrants require that the Company pay cash to the investment bank on October 25, 2001, in an amount equal to 1.5% of the then fair value of the Company. The warrants held by both the Overland sellers and the investment bank were assigned only a nominal value because of the restrictive terms of the warrants.


    Effective on January 1, 1997, Old Track 'n Trail acquired the 21.0% interest in Overland from its stockholders at their purchase price by assuming the $662,875 Seller Notes previously issued by Old Track 'n Trail's stockholders.

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


13.  BUSINESS COMBINATION: (CONTINUED)

    The assets and liabilities of Overland were recorded at the fair value at the time of the acquisition, based on management's estimates of value, and the excess of the purchase price over amounts allocated to identifiable net assets was recorded as goodwill, as follows:



                                                                                    21.0%
                                                                79.0% INTEREST    INTEREST
                                                                --------------  -------------
Inventory.....................................................  $    6,911,000
Store fixtures, leasehold improvements and office equipment...       1,908,000
Accounts receivable and prepaid expenses......................         406,000
Deferred income taxes.........................................         555,000
Accounts payable and accrued liabilities......................      (3,040,000)
Line of credit and long-term debt.............................      (6,124,000)
Other liabilities.............................................        (608,000)
Minority interest (21%) in net assets.........................                   $   105,000
                                                                --------------  -------------
  Net identifiable assets.....................................           8,000       105,000
Goodwill......................................................       2,725,000       558,000
                                                                --------------  -------------
  Purchase price..............................................  $    2,733,000   $   663,000
                                                                --------------  -------------
                                                                --------------  -------------



    Except for inventories and fixed assets, which were reduced to their respective fair values by adjustments of $220,000 and $189,000, respectively, offset by related deferred taxes on the fair value adjustments amounting to $164,000, management determined that the fair value of assets and liabilities acquired was equal to the book value recorded by Overland and that there were no identifiable intangible assets other than goodwill. Goodwill recorded in connection with the acquisition is being amortized using the straight line method over a 20-year period.



    Results of operations of Overland are included in the consolidated financial statements from October 25, 1996 with the portion attributable to the 21.0% minority interest held by Old Track 'n Trail's stockholders shown as minority interest in 1996. Acquisition of the minority interest effective January 1, 1997, eliminated the minority interest from the balance sheet as of that date.



    If the Company had purchased 100% of Overland's common stock as of the beginning of fiscal year 1995, condensed consolidated results of operations would have been (unaudited):



                                                                     1995           1996
                                                                 -------------  -------------
Net sales......................................................  $  70,660,000  $  84,186,000
Gross profit...................................................     33,275,000     39,726,000
Operating income...............................................      2,763,195      5,176,000
Net income.....................................................  $   1,467,000  $   3,576,000

Pro forma net income (unaudited)...............................  $     728,000  $   2,246,000

Pro forma net income per share (unaudited).....................                 $        0.40

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


13.  BUSINESS COMBINATION: (CONTINUED)

    Pro forma net income (unaudited) in the above table is computed after deducting a pro forma provision for income taxes at the effective rate estimated to have been in effect had Old Track 'n Trail been a C corporation. Pro forma net income per share (unaudited) has been computed by dividing pro forma net income by the weighted average number of common and common equivalent shares outstanding (using the treasury stock method and an assumed initial public offering price) after giving retroactive effect to (i) a change in the number of outstanding shares effected by the Reorganization (Note 14), (ii) those common stock options issued during the twelve month period preceding the Offering computed under the treasury stock method and (iii) the number of shares of common stock to be sold in the Offering, at an assumed offering price, the proceeds of which would be necessary to pay the excess of S corporation distributions during fiscal 1996 and thereafter until the Reorganization over earnings during fiscal 1996.


14.  SUBSEQUENT EVENTS:

    REORGANIZATION


    The Company is the successor to businesses formerly conducted by Old Track 'n Trail and its subsidiary, Overland. On March 12, 1997, the Board of Directors approved, subject to the execution of definitive agreements, the Reorganization of Old Track 'n Trail which will be effective prior to completion of the Offering (Note 1, Background). In connection with the Reorganization, the Old Track 'n Trail stockholders will exchange 100% of their common stock of Old Track 'n Trail for 4,107,608 shares of the common stock of the Company, a newly formed holding company incorporated in Delaware, inclusive of 40,816 shares issued upon the Company's formation. Also, all of the common stock of Overland will be transferred to the Company in the form of a dividend. As a result of the Reorganization, the Old Track 'n Trail stockholders will own 100% of the Common Stock of the Company and the predecessor businesses will become wholly owned subsidiaries of the Company. The Reorganization will result in an increase of approximately 100 to one in the shares of common stock outstanding immediately before the Reorganization. Upon the effective date of the Reorganization, the Company will have 4,107,608 shares of common stock outstanding. The Reorganization will be accounted for in a manner similar to a pooling of interests. All references to the number of common and common equivalent shares and to per share information in the consolidated financial statements have been adjusted to reflect the capital structure resulting from the Reorganization on a retroactive basis to all periods presented.



    Upon completion of the Reorganization, Old Track 'n Trail will convert from an S corporation to a C corporation under provisions of the Internal Revenue Code and, accordingly, will become subject to federal and state income tax on all of its income. Upon termination of the S corporation election, deferred income taxes representing the net tax effect of differences between the Company's financial statement and tax bases in certain assets and liabilities as of the date of the conversion to a C corporation will become a net asset of the Company and will be included in the consolidated balance sheet with a corresponding non-recurring decrease in tax expense in the consolidated statement of operations as of the date of the Reorganization. Had Old Track 'n Trail converted from an S corporation to a C corporation at June 28, 1997, an increase in deferred tax assets, net, of $1,102,000 and a corresponding reduction of income tax expense would have been recorded. Such deferred tax assets relate primarily to differences in the financial statement and tax bases of fixed assets and inventory and the effect of stock compensation plan deductions

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


14.  SUBSEQUENT EVENTS: (CONTINUED)
for accounting, but not tax, purposes. In 1997, income or loss during the period preceding the Reorganization while still an S corporation will continue to be taxed to Old Track 'n Trail's stockholders which will affect the Company's effective tax rate for that year.

    PLANNED INITIAL PUBLIC OFFERING


    The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of the Company's common stock to the public. If the Offering is consummated in 1997 under the proposed terms, the Company's nonqualified and incentive stock options will vest resulting in a non-cash compensation charge reducing net income by approximately $35,000, after netting the related income tax effect of $24,000.



    Upon completion of the Offering, certain notes payable, which have an aggregate balance of $18,663,000 at June 28, 1997, will become due and payable. Management intends to use a portion of the proceeds to the Company of the Offering to retire these obligations. The weighted average interest rate on the balance of such notes outstanding at June 28, 1997, was 9.24%.



    Between June 28, 1997 and the date of the Offering, Old Track 'n Trail intends to pay or declare distributions aggregating $6,615,000, representing management's estimate of substantially all of previously undistributed accumulated S corporation earnings remaining at the date of the Reorganization. Management expects to pay approximately $6,400,000 of such distributions from a portion of the Company's proceeds of the Offering. The balance will have been paid prior to the Offering.



    In connection with the Reorganization and the Offering, the S corporation election of Old Track 'n Trail and the Company, respectively, will be terminated under circumstances under which income to be reported by the Company and Old Track 'n Trail for their respective terminated S corporation taxable years will be determined utilizing a "closing of the books" method.



    STOCK OPTION AND PURCHASE PLANS



    STOCK OPTION PLAN. In April 1997, the Company approved the assumption of the 1996 Stock Option Plan of Old Track 'n Trail (the Plan); effective upon the Reorganization, and amended and restated the Plan, effective as of the date of the Offering. Upon the Reorganization, options to purchase shares of the Company's common stock will be exchanged for all stock options then outstanding pursuant to the Plan to purchase shares of the common stock of Old Track 'n Trail. A total of 1,055,735 shares of common stock will be reserved for issuance under the Plan.



    As amended and restated, the Plan provides for the granting of nonstatutory stock options (NSOs) to employees, directors, consultants and advisors of the Company. The Plan also provides for the granting of incentive stock options
(ISOs) to employees. The plan provides for formula grants to non-employee directors of the Company (Outside Directors). Such Outside Directors will automatically receive NSOs to purchase 5,000 shares of common stock upon their initial appointment as an Outside Director and, upon each annual meeting of stockholders after their initial appointment, will receive NSOs to purchase 1,250 shares (unless the Outside Director was appointed prior to such a meeting, in which case the annual grant will occur at the second annual meeting following the initial appointment). The Plan provides that the

                        TRACK 'N TRAIL AND SUBSIDIARIES

                (UNAUDITED WITH RESPECT TO THE TWENTY-SIX WEEKS



                     ENDED JUNE 29, 1996 AND JUNE 28, 1997)


14.  SUBSEQUENT EVENTS: (CONTINUED)

option exercise price for ISOs and Outside Director options must be at least equal to 100% of the fair market value of the common stock on the date of grant. Options will have an exercise term as determined by a compensation committee of the Company's board of directors at the date of the grant; however, ISOs must have an exercise term of no more than ten years from the date of grant.



    EMPLOYEE STOCK PURCHASE PLAN. In April 1997, the Company adopted the Employee Stock Purchase Plan (the Purchase Plan) to become effective as of the closing of the Offering. The Purchase Plan will cover an aggregate of 150,000 shares of common stock and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The plan administrator, appointed by the Company's board of directors, may authorize participation by eligible employees, including officers, in periodic offerings following commencement of the Purchase Plan.



    Substantially all full-time (as defined) employees with at least one year service prior to the commencement of the participation period will be eligible to participate in the Purchase Plan; however, any highly compensated employee (as defined) who owns 3.0% or more of the outstanding stock in the Company may not participate in the Purchase Plan. Employees who participate in an offering may have a percentage of their earnings (as established by the plan administrator) withheld pursuant to the Purchase Plan. The amount withheld will be used to purchase shares of common stock on dates specified by the Board at a price that will be equal to 85.0% of the lesser of the fair market value of the common stock at the commencement of each offering period or at the relevant purchase date. Employees may end their participation in an offering at any time during the offering period except as provided under the terms of the offering. Participation ends automatically on termination of employment with the Company.



    COMMITTED REVOLVING LINE OF CREDIT



    In August 1997, the Company obtained a commitment letter from a bank to provide a two-year, $10.0 million revolving line of credit, effective upon the consummation of the Offering and conditioned on the Offering being completed by December 31, 1997 and the repayment of certain indebtedness from the proceeds of the Offering. The line of credit will bear interest, at the option of the Company, at either the bank's reference rate (8.5% at June 28, 1997) or LIBOR (5.69% at June 28, 1997) plus 2.0%, and will be collateralized by all of the assets of the Company. Of the total amount available under the line, up to $1.5 million may be allocated to letters of credit. Advances under the line are limited to a percentage of eligible inventory, and the Company will be required to meet certain financial covenants.


15.  CONTINGENCIES:


    The Company is also involved in various claims arising out of the normal course of the conduct of business. Management believes, after reviewing such matters with legal counsel, that the outcome of pending claims will not have a material adverse effect on the Company's results of operations or financial position.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Overland Management Corporation:

We have audited the accompanying balance sheet of Overland Management Corporation as of August 3, 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the financial position of Overland Management Corporation as of August 3, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


KPMG PEAT MARWICK LLP
Boston, Massachusetts
September 27, 1996

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Overland Management Corporation:

    We have audited the accompanying balance sheet of Overland Management Corporation at July 29, 1995, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended July 30, 1994 and July 29, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Overland Management Corporation at July 29, 1995 and the results of its operations and its cash flows for the years ended July 30, 1994 and July 29, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
September 25, 1995

                        OVERLAND MANAGEMENT CORPORATION

                                 BALANCE SHEETS

                                                                               JULY 29,   AUGUST 3,   OCTOBER 25,
                                                                                 1995        1996        1996
                                                                              ----------  ----------  -----------
                                                                                                      (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents.................................................  $   40,072  $  285,377  $   --
  Inventory.................................................................   5,367,121   6,389,101    7,130,968
  Prepaid expenses and other assets.........................................     232,001     292,515      147,031
  Other receivables.........................................................      29,260     298,751      232,878
  Refundable income taxes...................................................      12,537      56,349      --
  Deferred income tax asset.................................................      --          10,592       93,128
                                                                              ----------  ----------  -----------
    Total current assets....................................................   5,680,991   7,332,685    7,604,005
                                                                              ----------  ----------  -----------
Property and equipment:
  Leasehold improvements....................................................   1,539,422   1,889,366    1,935,474
  Motor vehicles............................................................     107,083     124,096      124,087
  Machinery and equipment...................................................     845,564   1,086,803    1,117,184
  Furniture and fixtures....................................................      14,417      14,417       14,417
                                                                              ----------  ----------  -----------
    Total property and equipment............................................   2,506,486   3,114,682    3,191,162
  Less accumulated depreciation.............................................    (543,656)   (979,213)  (1,094,497)
                                                                              ----------  ----------  -----------
      Net property and equipment............................................   1,962,830   2,135,469    2,096,665
                                                                              ----------  ----------  -----------
Other assets:
  Deferred income tax asset.................................................     313,500     269,837      298,814
  Prepaid expenses and other assets.........................................      30,037      23,622       23,622
                                                                              ----------  ----------  -----------
      Total other assets....................................................     343,537     293,459      322,436
                                                                              ----------  ----------  -----------
                                                                              $7,987,358  $9,761,613  $10,023,106
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft............................................................  $   --      $   --      $   355,449
  Note payable--line of credit..............................................   3,700,000   1,900,000    1,600,000
  Current portion of long-term debt.........................................     129,840     134,354      135,172
  Accounts payable and accrued expenses.....................................     946,949   2,838,331    2,882,765
  Income taxes payable......................................................      --          --          149,743
  Deferred income tax liability.............................................      97,300      --          --
                                                                              ----------  ----------  -----------
      Total current liabilities.............................................   4,874,089   4,872,685    5,123,129
Long-term debt, less current portion........................................     523,693     400,647      375,452
Deferred rent...............................................................     364,747     411,247      423,247
                                                                              ----------  ----------  -----------
      Total liabilities.....................................................   5,762,529   5,684,579    5,921,828
                                                                              ----------  ----------  -----------
Commitments (Note 6).
Redeemable preferred stock:
  Redeemable Series A preferred stock, $.01 par value; 368,850 shares authorized, issued and outstanding; $4.07 per share liquidation
    preference..............................................................   1,498,953   1,675,524    1,720,812
  Redeemable Series B preferred stock, $.01 par value; 2,000,000 shares authorized, issued and outstanding; $1.00 per share liquidation
    preference..............................................................      --       2,000,000    2,000,000
                                                                              ----------  ----------  -----------
      Total redeemable preferred stock......................................   1,498,953   3,675,524    3,720,812
                                                                              ----------  ----------  -----------
Stockholders' equity:
  Common stock, $.01 par value, 3,000,000 voting shares authorized;
    1,500,000 shares issued and outstanding.................................      15,000      15,000       15,000
  Additional paid-in-capital................................................      35,000      35,000       35,000
  Retained earnings.........................................................     675,876     351,510      330,466
                                                                              ----------  ----------  -----------
      Total stockholders' equity............................................     725,876     401,510      380,466
                                                                              ----------  ----------  -----------
                                                                              $7,987,358  $9,761,613  $10,023,106
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

   The accompanying notes are an integral part of these financial statements.

                        OVERLAND MANAGEMENT CORPORATION

                            STATEMENTS OF OPERATIONS


                                                                                                             FOR THE PERIOD ENDED
                                                                              FOR THE YEAR ENDED            ----------------------
                                                                     -------------------------------------   OCTOBER     OCTOBER
                                                                      JULY 30,     JULY 29,     AUGUST 3,      21,         25,
                                                                        1994         1995         1996         1995        1996
                                                                     (52 WEEKS)   (52 WEEKS)   (53 WEEKS)   (12 WEEKS)  (12 WEEKS)
                                                                     -----------  -----------  -----------  ----------  ----------
                                                                                                            (UNAUDITED) (UNAUDITED)
Net sales..........................................................  $13,898,519  $18,041,403  $22,659,979  $4,691,001  $5,865,505
Cost of sales......................................................    7,622,825    9,846,341   12,953,906   2,608,576   3,399,568
                                                                     -----------  -----------  -----------  ----------  ----------
    Gross profit...................................................    6,275,694    8,195,062    9,706,073   2,082,425   2,465,937
                                                                     -----------  -----------  -----------  ----------  ----------
Operating expenses:
  Selling and marketing............................................    3,815,710    6,022,821    7,347,075   1,573,461   1,874,924
  Administrative and distribution..................................    1,784,175    1,948,253    2,012,404     449,179     419,801
                                                                     -----------  -----------  -----------  ----------  ----------
    Total operating expenses.......................................    5,599,885    7,971,074    9,359,479   2,022,640   2,294,725
                                                                     -----------  -----------  -----------  ----------  ----------
    Operating income...............................................      675,809      223,988      346,594      59,785     171,212

Other (income) expense:
  Interest.........................................................      105,899      211,571      357,852     102,954      54,543
  Other, net.......................................................          526        4,419      114,833      36,810      15,154
                                                                     -----------  -----------  -----------  ----------  ----------
    Income (loss) before provision for income taxes................      569,384        7,998     (126,091)    (79,979)    101,515
Income tax expense (benefit).......................................      239,362        3,200      (53,500)    (31,992)     40,605
                                                                     -----------  -----------  -----------  ----------  ----------
    Net income (loss)..............................................  $   330,022  $     4,798  $   (72,591) $  (47,987) $   60,910
                                                                     -----------  -----------  -----------  ----------  ----------
                                                                     -----------  -----------  -----------  ----------  ----------


   The accompanying notes are an integral part of these financial statements.

                        OVERLAND MANAGEMENT CORPORATION

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                            ADDITIONAL                  TOTAL
                                                                 COMMON      PAID-IN      RETAINED   STOCKHOLDERS'
                                                                  STOCK      CAPITAL      EARNINGS      EQUITY
                                                                ---------  ------------  ----------  ------------
Balance, August 1, 1993.......................................  $     150  $     49,850  $  521,700   $  571,700
One hundred for one stock split (1,500,000 shares)............     14,850       (14,850)     --           --
Accretion of preferred stock to stock redemption value........                              (18,814)     (18,814)
Net income....................................................     --           --          330,022      330,022
                                                                ---------  ------------  ----------  ------------
Balance, July 30, 1994........................................     15,000        35,000     832,908      882,908
Accretion of preferred stock to stock redemption value........                             (161,830)    (161,830)
Net income....................................................     --           --            4,798        4,798
                                                                ---------  ------------  ----------  ------------
Balance, July 29, 1995........................................     15,000        35,000     675,876      725,876
Accretion of preferred stock to stock redemption value........                             (176,571)    (176,571)
Net loss......................................................     --           --          (72,591)     (72,591)
Issuance of redeemable preferred stock........................
Issuance of 656,592 warrants to purchase common stock at $0.25
  per share...................................................     --           --           --           --
Dividends paid................................................     --           --          (75,204)     (75,204)
                                                                ---------  ------------  ----------  ------------
Balance, August 3, 1996.......................................     15,000        35,000     351,510      401,510
Accretion of preferred stock to stock redemption value........                              (45,288)     (45,288)
Net income (unaudited)........................................     --           --           60,910       60,910
Dividends paid (unaudited)....................................     --           --          (36,666)     (36,666)
                                                                ---------  ------------  ----------  ------------
Balance, October 25, 1996 (unaudited).........................  $  15,000  $     35,000  $  330,466   $  380,466
                                                                ---------  ------------  ----------  ------------
                                                                ---------  ------------  ----------  ------------

   The accompanying notes are an integral part of these financial statements.

                        OVERLAND MANAGEMENT CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                        FOR THE FISCAL YEAR ENDED          FOR THE PERIOD ENDED
                                                                  -------------------------------------  ------------------------
                                                                   JULY 30,     JULY 29,     AUGUST 3,   OCTOBER 21,  OCTOBER 25,
                                                                     1994         1995         1996         1995         1996
                                                                  (52 WEEKS)   (52 WEEKS)   (53 WEEKS)   (12 WEEKS)   (12 WEEKS)
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                                                         (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................................  $   330,022  $     4,798  $   (72,591) $  (47,987 )  $  60,910
  Adjustments to reconcile net income (loss) to cash provided by operating activities:
    Depreciation and amortization...............................      144,986      266,435      435,557     110,565      115,284
    Loss on disposal of property and equipment..................      --             4,380        2,620      --           --
  Effect of changes in:
    Employee receivables........................................        4,054      --           --           --           --
    Inventory...................................................     (914,805)  (1,755,501)  (1,021,980) (1,307,186 )   (741,867)
    Prepaid expenses and other assets...........................      (30,973)    (103,384)     (54,099)    (24,529 )    145,484
    Other receivables...........................................      --           (29,260)    (269,491)   (293,097 )     65,873
    Refundable income taxes.....................................      --           (12,537)     (43,812)     --           56,349
    Deferred income tax asset...................................      (38,000)    (236,500)      33,071      --         (111,513)
    Other assets................................................      (24,311)     --           --           --           --
    Accounts payable and accrued expenses.......................      122,054     (422,894)   1,891,382   2,012,882       44,434
    Deferred rent...............................................       82,010      195,027       46,500      --           12,000
    Income taxes payable........................................       26,590     (182,540)     --           --          149,743
    Deferred income tax liability...............................      --            97,300      (97,300)     --           --
                                                                  -----------  -----------  -----------  -----------  -----------
      Cash provided by operating activities.....................     (298,373)  (2,174,676)     849,857     450,648     (203,303)
                                                                  -----------  -----------  -----------  -----------  -----------
Cash flows from investing activities:
  Purchases of property and equipment...........................     (458,089)  (1,428,423)    (612,816)   (244,878 )    (76,480)
  Proceeds from sale of property and equipment..................      --             7,000        2,000      --           --
                                                                  -----------  -----------  -----------  -----------  -----------
      Cash used for investing activities........................     (458,089)  (1,421,423)    (610,816)   (244,878 )    (76,480)
                                                                  -----------  -----------  -----------  -----------  -----------
Cash flows from financing activities:
  Proceeds from issuance of preferred stock.....................    1,318,309      --         2,000,000      --           --
  Borrowings from line of credit................................    1,150,000    4,500,000    2,000,000      --          355,449
  Principal payments on line of credit..........................   (2,420,000)    (800,000)  (3,800,000)   (200,000 )   (300,000)
  Dividends paid................................................      --           --           (75,204)     --          (36,666)
  Proceeds from long-term debt..................................      750,000      --           --           --           --
  Payments on long-term debt....................................      (89,036)    (135,966)    (118,532)    (28,201 )    (24,377)
                                                                  -----------  -----------  -----------  -----------  -----------
      Cash provided by financing activities.....................      709,273    3,564,034        6,264    (228,201 )     (5,594)
                                                                  -----------  -----------  -----------  -----------  -----------
      Increase (decrease) in cash and cash equivalents..........      (47,189)     (32,065)     245,305     (22,431 )   (285,377)
Cash, beginning of period.......................................      119,326       72,137       40,072      40,072      285,377
                                                                  -----------  -----------  -----------  -----------  -----------
Cash, end of period.............................................  $    72,137  $    40,072  $   285,377  $   17,641    $  --
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------
Supplemental cash flow information:
  Interest paid.................................................  $   128,655  $   211,571  $   353,121  $  101,506    $  65,974
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------
  Income taxes paid.............................................  $   212,772  $   337,170  $    54,541  $    6,970    $   2,475
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------


   The accompanying notes are an integral part of these financial statements.

                        OVERLAND MANAGEMENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

1.  BUSINESS OF CORPORATION:

    As of August 3, 1996, Overland Management Corporation (the Corporation) operated 32 retail shoe stores under the name of Overland Trading Company. One additional store was opened in August 1996.

    The Corporation operates in a single segment of retailing footwear and related accessories. The Corporation acquires shoes from a number of manufacturers; however, during the fiscal year ended August 3, 1996, 47.0% of the Corporation's net sales was of products purchased from three manufacturers.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    FISCAL YEAR

    The Corporation's fiscal year ends on the Saturday closest to July 31 in each year.


    INTERIM RESULTS (UNAUDITED)



    The accompanying balance sheet as of October 25, 1996 and the statements of operations, changes in stockholders' equity and cash flows for the 12-week periods ended October 21, 1995 and October 25, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. The data disclosed in the notes to the financial statements for those interim periods are also unaudited.


    CASH AND CASH EQUIVALENTS

    The Corporation considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    INVENTORY

    Inventory, which consists mainly of goods for resale, is stated at the lower of cost (first-in, first-out method) or market.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to income as incurred. Depreciation is provided on the double-declining balance basis over the following estimated useful lives:

                                                                                           YEARS
                                                                                         ---------
Motor vehicles.........................................................................      5
Machinery and equipment................................................................      7
Furniture and fixtures.................................................................      7
Leasehold improvements.................................................................    2-15

    Leasehold improvements are depreciated over the terms of the lease or the useful lives of the improvement, whichever is shorter.

                        OVERLAND MANAGEMENT CORPORATION

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    STORE PRE-OPENING COSTS



    Costs of a noncapital nature incurred prior to store openings are expensed as incurred.


    INCOME TAXES

    The Corporation accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

    DEFERRED RENT AND RENTAL EXPENSE

    The Corporation accounts for rental expense on stores, including leases with scheduled base rent escalations, on a straight-line basis over the noncancelable lease term.

    RECLASSIFICATION

    Certain amounts in 1995 have been reclassified to conform with the 1996 presentation.

    SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

    During 1995, additional long-term debt of $29,024 was recognized as a result of the acquisition of certain fixed assets.

    USE OF ESTIMATES

    Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash and cash equivalents, other receivables, accounts payable and accrued expenses and short and long term debt is a reasonable estimate of its fair value based on instruments with similar terms and maturities.

    STOCK OPTIONS

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 establishes fair value-based accounting and reporting standards for stock-based employee compensation plans. The statement defines a fair value based method of accounting for an employee stock option or similar equity instrument

                        OVERLAND MANAGEMENT CORPORATION

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) and allows parties to elect to continue to measure compensation costs using the intrinsic value method of accounting prescribed in Accounting Principles Board
(APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. SFAS No. 123 requires, for those electing to remain with the APB Opinion No. 25 accounting, pro forma disclosure of net income as if the fair value-based method had been applied.

3.  STOCK TRANSACTIONS:

    On June 13, 1994, the Corporation amended the Articles of Organization in order to provide for one class of Common Stock, par value $.01 per share, increase the number of authorized shares of Common Stock to 3,000,000 and establish a class of Convertible Preferred Stock consisting of 368,850 shares, par value $.01 per share. In addition, each share of Class A and B Common Stock issued and outstanding as of June 13, 1994, was reclassified and exchanged into 100 shares of Common Stock, $.01 par value, of the Corporation.

    On June 15, 1994, the Corporation issued and sold 368,850 shares of Convertible Preferred Stock, $.01 par value, at $4.0667 per share. Each share of Preferred Stock is convertible into approximately one share of the Corporation's Common Stock for approximately $4.07 per share, and is entitled upon liquidation to receive approximately $4.07 per share, plus any unpaid dividends. Holders of Preferred Stock share ratably with holders of Common Stock in all common stock dividends payable in cash (not in dividends payable in any Capital Stock or in any other property) declared by the Board of Directors of the Corporation computed as if the Preferred Stock had been converted into Common Stock at the Conversion Ratio in effect at the date of declaration of the cash dividend. Dividends on each share of Preferred Stock accumulate at an annual rate of 9% on the liquidation value of each such share of Preferred Stock. Certain events, including the sale of the Corporation, would cause the accumulated dividends to become declared and payable immediately. At August 3, 1996 and October 25, 1996, there were approximately $285,000 and $350,000, respectively, of accumulated but undeclared Preferred Stock dividends.

    On September 6, 1994, the stockholders approved a nonqualified stock option plan with a maximum aggregate of 93,400 shares reserved for grant to key personnel. Also, on that date, employees of the Corporation were granted fully vested options to buy 32,888 Common Stock shares, $.01 par value, at an exercise price of $3.50 per share with an expiration date of September 6, 2004. During fiscal year 1996, 2,010 options were terminated. As of July 29, 1995, August 3, 1996 and October 25, 1996, 32,888, 30,878 and 30,878 options remained outstanding. None of the options granted under the stock option plan have been exercised.

    On March 28, 1996, the Corporation amended the Articles of Organization in order to convert the 368,850 authorized shares of Preferred Stock, $.01 par value, into 368,850 authorized shares of Series A Preferred Stock, and to authorize 2,000,000 shares of Series B Preferred Stock, $.01 par value. Any of the Preferred Stock may be redeemed by the Corporation at any time. Series A Preferred Stock is scheduled to be redeemed on June 23, 2000 and Series B is scheduled to be redeemed on June 23, 2001.

    On March 29, 1996, the Corporation issued and sold 2,000,000 shares of Series B Preferred Stock, $.01 par value, at $1.00 per share. On the last day of each calendar month, holders of Series B Preferred Stock are entitled to receive any funds legally available for Series B preferred stock cumulative cash dividends which have been declared by the Board of Directors.

                        OVERLAND MANAGEMENT CORPORATION

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

3.  STOCK TRANSACTIONS: (CONTINUED)
    Dividends on each share of Series B Preferred Stock shall accumulate and accrue from day to day at the annual rate of eleven percent (11%) on the liquidation value of each share of Series B Preferred Stock. Provisions in the Preferred Stock Agreement call for the Series B Preferred shareholders to receive additional amounts in the event the dividends accumulate. There are no accumulated dividends on the Series B Preferred Stock at August 3, 1996 and October 25, 1996. In the event of liquidation of the Corporation, the holders of outstanding Series B Preferred Stock shall be entitled to receive $1.00 per share plus all accumulated and unpaid dividends.

4.  STOCK WARRANTS:

    As of July 29, 1995, the Corporation was in default of several covenants on its loan agreements with Fleet Bank (formerly Shawmut Bank, N.A.). The balance outstanding as of this date was $571,400. The debt covenants for these loans were amended on August 25, 1995, which enabled the Corporation to be in compliance with all covenants. On August 25, 1995, the Corporation entered into a guarantee agreement with a stockholder (the Guarantor) to guarantee a portion of the Corporation's loan agreement with the bank. As consideration for this agreement, the Guarantor paid to the Corporation the amount of $2.00, and the Corporation issued the Guarantor two series of warrants to purchase certain shares of Common stock of the Corporation. The first warrant entitled the holder to purchase 30,000 shares of the Corporation's Common Stock at a purchase price of $0.25 per share. The second warrants entitled the holder to purchase 200,000 shares of the Corporation's Common Stock at a purchase price of $0.25 per share. Both warrants were canceled under the terms of the Securities Purchase Agreement (Agreement) dated March 29, 1996.

    On March 29, 1996, the Corporation entered into an Agreement with a stockholder to sell three series of warrants, at a price of $1.00 each, to purchase certain shares of Common Stock of the Corporation. The first warrant (Warrant 1996-1), entitles the holder to purchase nineteen percent (19%) of the "Fully Diluted Shares of Common Stock of the Corporation" (as such term is defined in the Agreement) at a purchase price of $0.25 per share. Warrant 1996-1 will expire on the earlier of the sixth anniversary of the redemption of the Series B Preferred Stock or March 28, 2006. The second warrant (Warrant 1996-2) entitles the holder to purchase nine percent (9%) of the "Fully Diluted Shares of Common Stock of the Corporation" (as such term is defined in the Agreement) at a purchase price of $0.25 per share. The third warrant (Warrant 1996-3) is not exercisable until the earlier of June 24, 2000 or in the event of a default to the stockholder (as defined in the Agreement). Warrant 1996-3 entitles the holder to purchase two percent (2%) of the "Fully Diluted Shares of Common Stock of the Corporation" (as such term is defined in the Agreement) at a purchase price of $0.25 per share. Warrants 1996-2 and 1996-3 will expire on the earlier of the sixth anniversary of the redemption of the Series A Preferred Stock or June 23, 2004. As of August 3, 1996, the Corporation has reserved 656,592 shares of the Common Stock for issuance upon exercise of Warrant 1996-1, Warrant 1996-2 and Warrant 1996-3.

                        OVERLAND MANAGEMENT CORPORATION

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

5.  DEBT:

    LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                     OCTOBER
                                              JULY 29,   AUGUST 3,     25,
                                                1995       1996       1996
                                              ---------  ---------  ---------
                                                                    (UNAUDITED)
Note payable to Fleet Bank, 11.99%, payable
  in monthly installments of principal and
  interest of $317 from February 16, 1995
  through January 16, 2000..................  $  13,081  $  10,768  $  10,146

Note payable to Fleet Bank, 7.90%, payable
  in monthly installments of principal and
  interest of $364 from August 29, 1994
  through July 29, 1998.....................     11,595      8,038      7,103

Note payable to IRA Olds/Toyota Corp.,
  payable in monthly installments of
  principal and interest of $244 from August
  29, 1996 through July 29, 2001............     --         11,308     10,874

Promissory note to PCM Development
  Corporation for Middletown store leasehold
  improvements, 12%, payable in monthly
  installments of principal and interest of
  $883 from April 1, 1992 through February
  1, 1998...................................     23,390     15,156     12,939

Promissory note to Pyramid Company of
  Buffalo for Buffalo store leasehold
  improvements, 12%, payable in monthly
  installments of principal and interest of
  $1,017 from January 1, 1992 through
  December 1, 1998..........................     34,067     25,490     23,182

Notes payable to Fleet Bank, 80%, guaranteed
  by the Small Business Administration,
  10.75%, payable in monthly installments of
  principal and interest of $8,930 from
  December 6, 1993 through October 25,
  2000......................................    571,400    464,241    446,380
                                              ---------  ---------  ---------

    Total...................................    653,533    535,001    510,624

Less current portion........................   (129,840)  (134,354)  (135,172)
                                              ---------  ---------  ---------

                                              $ 523,693  $ 400,647  $ 375,452
                                              ---------  ---------  ---------
                                              ---------  ---------  ---------

    On December 6, 1993, the Corporation entered into a Term Loan Agreement (the Agreement) guaranteed by the Small Business Administration. Under the terms of the Agreement and the line-of-

                        OVERLAND MANAGEMENT CORPORATION

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

5.  DEBT: (CONTINUED)
credit agreement, substantially all of the assets of the Corporation were pledged as collateral. The Agreement places limitations on the payment of dividends and the incurrence of additional debt and also contains certain other financial and operational covenants. The Corporation was in default of certain covenants as of July 29, 1995. The debt covenants for these loans were amended on August 25, 1995, which enabled the Corporation to be in compliance with all covenants (see Note 4). The interest rate of the loan is based on the bank's Corporate Base Rate plus 2% (10.25%, 10.75% and 10.25% at July 29, 1995, August 3, 1996 and October 25, 1996, respectively).

    REVOLVING LINE OF CREDIT

    The Corporation has a line-of-credit agreement with Fleet Bank (the Bank) for $4,000,000. Interest is payable monthly at the Bank's prime rate plus 1.0% (9.25% as of August 3, 1996). The line of credit is collateralized by inventory, furniture, fixtures and the personal guarantees of the stockholders. There was $1,900,000 outstanding at August 3, 1996. The weighted average interest rate for the fiscal years ended July 29, 1995 and August 3, 1996, were 9.43% and 10.55%, respectively. The weighted average interest rate for the periods ended October 21, 1995 and October 25, 1996, were 10.51% and 9.25%, respectively. The Corporation has been notified by the Bank that the line of credit will not be renewed upon its termination on December 31, 1996.

6.  COMMITMENTS:

    As of August 3, 1996, the Corporation leased its principal office and 32 retail shoe stores under noncancelable operating leases expiring on various dates through January 2009. The Corporation opened an additional store in August 1996. The leases provide for base rental and, in some instances, for the payment of percentage rents based on sales volume, real estate taxes and common area maintenance charges. At August 3, 1996, future minimum lease payments under these noncancelable leases were approximately as follows:

1997........................................................  $ 2,050,000
1998........................................................    2,053,000
1999........................................................    1,839,000
2000........................................................    1,529,000
2001........................................................    1,318,000
Thereafter..................................................    5,391,000
                                                              -----------
                                                              $14,180,000
                                                              -----------
                                                              -----------

    Rent expense was approximately $1,063,000, $1,756,000 and $1,992,000 for the years ended July 31, 1994, July 29, 1995 and August 3, 1996, respectively. Rent expense was approximately $486,000 and $551,000 for the twelve week periods ended October 21, 1995 and October 25, 1996, respectively.

                        OVERLAND MANAGEMENT CORPORATION

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

7.  INCOME TAXES:

    The components of income tax expense (benefit) are approximately as follows:

                                                                    FISCAL YEAR ENDED
                                                           ------------------------------------
                                                            JULY 30,    JULY 29,    AUGUST 31,
                                                              1994        1995         1996
                                                           ----------  -----------  -----------
Current:
  Federal................................................  $  249,362  $   121,000   $   8,200
  State..................................................      28,000       21,400      13,500

Deferred:
  Federal................................................     (34,000)    (118,400)    (62,400)
  State..................................................      (4,000)     (20,800)    (12,800)
                                                           ----------  -----------  -----------
    Total................................................  $  239,362  $     3,200   $ (53,500)
                                                           ----------  -----------  -----------
                                                           ----------  -----------  -----------


    The deferred income tax balance at July 29, 1995, August 3, 1996 and October 25, 1996, represents income taxes at enacted statutory rates on temporary differences. There is no valuation allowance with respect to the deferred income tax asset as of July 29, 1995, August 3, 1996 and October 25, 1996. The effective rate varied from the statutory rate of 34.0% primarily as a result of state income taxes.



    Components of the deferred income tax balance are as follows:



                                                                        JULY 29,    AUGUST 3,
                                                                          1995        1996
                                                                       ----------  -----------
Deferred tax assets:
  Inventory--Uniform Capitalization..................................  $   62,000  $    88,601
  Compensated absences...............................................           0       11,054
  Depreciation.......................................................      97,600      289,553
  Deferred rent......................................................     145,600            0
  Other..............................................................       8,300            0
                                                                       ----------  -----------
    Total gross deferred tax assets..................................  $  313,500  $   389,208
Deferred tax liabilities:
  Prepaid expenses...................................................     (86,400)           0
  Prepaid rent.......................................................           0     (108,779)
  Other..............................................................     (10,900)           0
                                                                       ----------  -----------
    Total gross deferred tax liability...............................     (97,300)    (108,779)
                                                                       ----------  -----------
      Net deferred tax asset.........................................  $  216,200  $   280,429
                                                                       ----------  -----------
                                                                       ----------  -----------


8.  LICENSE AGREEMENT:

    The Corporation has acquired the rights to use the trademarks "Overland" and "Overland Trading Co." under a license agreement. The terms of the agreement commenced on January 28, 1989 and continued through January 27, 1996, at which time the licensor transferred and assigned to the Corporation its entire right, title, and interest in the trademarks for no additional consideration. During the term of

                        OVERLAND MANAGEMENT CORPORATION

               (UNAUDITED WITH RESPECT TO THE TWELVE WEEKS ENDED

                     OCTOBER 21, 1995 AND OCTOBER 25, 1996)

8.  LICENSE AGREEMENT: (CONTINUED)
the agreement, the Corporation paid to the licensor a royalty equal to 3.0% of the gross sales of all products for six stores with royalties payable every six months in February and August. At July 29, 1995, accrued royalties amounted to $68,915 and were included in accounts payable and accrued expenses. All obligations under the license agreement have been fulfilled as of August 3, 1996.

9.  SALE OF THE COMPANY:

    On October 25, 1996, Track 'n Trail and its stockholders purchased 79.0% and 21.0%, respectively, of the outstanding common stock of the Corporation for an aggregate price of $3,156,548, paid with promissory notes plus warrants. The notes issued by the Track 'n Trail stockholders have been guaranteed by Track 'n Trail. In the event of an initial public offering of Track 'n Trail's common stock, the warrants give the previous stockholders of the Corporation the right to purchase up to 1.0% of the outstanding shares of Track 'n Trail's stock, on a fully diluted basis, outstanding immediately prior to an initial public offering, at the initial public offering price. In the absence of such an initial public offering, the warrants require that Track 'n Trail purchase the warrants from the Corporation's stockholders for cash on October 25, 2001, in an amount equal to one percent of the then fair value of Track 'n Trail.

    In connection with this acquisition, the Corporation redeemed all of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock in exchange for a subordinated promissory note without collateral in the principal amount of $3,500,000 due on June 30, 1998, or immediately upon a firm underwritten initial public offering of Track 'n Trail. The note is guaranteed by Track 'n Trail and bears interest at a rate of 10.0% through October 25, 1997, and 12.0% thereafter, with payments of interest due quarterly through October 25, 1997, and monthly thereafter.

    Under a line of credit arranged by Track 'n Trail, the Corporation borrowed $2,559,000 and (i) repaid the outstanding line of credit of $1,600,000, (ii) retired a note payable for $446,380, (iii) paid accumulated dividends to its preferred stockholders of $350,000 and (iv) paid certain fees and expenses associated with the acquisition. Additionally, the warrants (discussed in Note
4) were exercised for 597,288 shares of common stock, for total consideration of $149,322 in connection with the acquisition.

                       [INSIDE BACK COVER OF PROSPECTUS]

                        [OVERLAND TRADING COMPANY LOGO]

[PICTURE OF UNITED STATES MAP INDICATING OVERLAND TRADING COMPANY STORE
LOCATIONS]


                              35 Eastern Locations

                   [INSIDE BACK COVER GATEFOLD OF PROSPECTUS]


[PHOTOGRAPH SHOWS INTERIOR PANEL WALL OF OVERLAND TRADING COMPANY STORE WITH DISPLAY OF WOMEN'S SHOES]

[PHOTOGRAPH SHOWS EXTERIOR OF OVERLAND TRADING COMPANY STORE]

Quality, Comfort and Tradition Always in Style

[PHOTOGRAPH SHOWS PANORAMIC VIEW OF LEGS AND FEET]

[PHOTOGRAPH SHOWS INTERIOR PANEL WALL OF OVERLAND TRADING COMPANY STORE WITH DISPLAY OF MEN'S SHOES]

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
The Company....................................          7
Risk Factors...................................          8
S Corporation Distributions....................         13
Use of Proceeds................................         14
Dividend Policy................................         14
Dilution.......................................         15
Capitalization.................................         16
Selected Consolidated Financial Information....         18
Pro Forma Condensed Consolidated Financial
  Information..................................         20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         28
Business.......................................         39
Management.....................................         50
Certain Transactions...........................         57
Principal and Selling Stockholders.............         58
Description of Capital Stock...................         59
Shares Eligible for Future Sale................         61
Underwriting...................................         63
Legal Matters..................................         64
Experts........................................         64
Change in Independent Accountants..............         65
Additional Information.........................         65
Financial Statements...........................        F-1


                             ---------------------

    UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                2,727,272 SHARES



                             [TRACK 'n TRAIL LOGO]


                                  COMMON STOCK

                                 --------------


                                   PROSPECTUS

                                 --------------


                        ALEX. BROWN & SONS INCORPORATED


                           A.G. EDWARDS & SONS, INC.


                         LADENBURG THALMANN & CO. INC.


                                          , 1997

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.


                                                                                   PAYABLE BY
                                                                                   REGISTRANT
                                                                                  ------------
SEC registration fee............................................................  $     10,637
National Association of Securities Dealers, Inc. filing fee.....................         4,010
Nasdaq National Market listing fee..............................................        34,132
Blue Sky fees and expenses......................................................         5,000
Accounting fees and expenses....................................................       565,000
Legal fees and expenses.........................................................       640,000
Printing and engraving expenses.................................................       130,000
Registrar and Transfer Agent's fees.............................................         3,000
Miscellaneous fees and expenses.................................................         8,221
                                                                                  ------------
    Total.......................................................................  $  1,400,000
                                                                                  ------------
                                                                                  ------------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VIII of the Registrant's Certificate of Incorporation (Exhibit 3.1 hereto) and Article VIII of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and certain of its officers that would require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and its officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


    On May 14, 1997, the Registrant issued 40,816 shares of Common Stock to the three stockholders of its predecessor, Track 'n Trail, a California corporation, in connection with the formation of the Registrant. The Registrant relied on the exemption provided by Section 4(2) under the Act.



    In September 1997, in order to effect the reorganization of the Registrant in Delaware, the Registrant issued an aggregate of 4,066,792 shares of Common Stock to the three former stockholders of its predecessor, Track 'n Trail, a California corporation, in exchange for all outstanding shares of such corporation. The Registrant relied on the exemption provided by Section 4(2) of the Act.

    The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates and warrants issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS


  EXHIBIT
  NUMBER                                  DESCRIPTION OF DOCUMENT
-----------  ---------------------------------------------------------------------------------
 1.1         Form of Underwriting Agreement.
 3.1(a)**    Certificate of Incorporation of the Registrant.
 3.1(b)*     Form of Amended and Restated Certificate of Incorporation of the Registrant.
 3.2(a)      Bylaws of the Registrant.
 3.2(b)*     Form of Amended and Restated Bylaws of the Registrant.
 4.1         Form of Common Stock Certificate.
 4.2         Form of Registration Rights Agreement among the Registrant and certain stockholders.
 5.1         Form of Opinion of Pillsbury Madison & Sutro LLP.
10.1**       Employment Agreement dated January 3, 1994 between the Registrant and Gregory M.
               Kilgore.
10.2**       Employment Agreement dated January 3, 1994 between the Registrant and John E.
               Wilkinson.
10.3**       Employment Agreement dated January 3, 1994 between the Registrant and Daniel J.
               Nahmens.
10.4**       Employment Agreement dated January 3, 1994 between the Registrant and David T.
               Morgan.
10.5         Amended and Restated 1996 Stock Option Plan.
10.6         Form of Incentive Stock Option and Stock Option Agreement, as amended.
10.7         Form of Nonqualified Stock Option and Stock Option Agreement, as amended.
10.8         Form of Agreement for Distribution of Accumulated Adjustments Account and Tax
               Indemnification.
10.9         Form of Indemnification Agreement between the Company and directors and certain officers.
10.10        Form of Stock Exchange Agreement between the Company, Track 'n Trail-California and certain stockholders.
10.11        Warrant to Purchase Common Stock issued to Ladenburg Thalmann & Co. Inc.
10.12        Form of Warrant to Purchase Common Stock issued to stockholders of Overland
               Management Corporation.
11.1         Statement of computation of earnings per share.
16.1**       Letter from former independent accountant.
21.1**       List of Subsidiaries of the Registrant.
23.1         Consent of Coopers & Lybrand L.L.P.
23.2         Consent of Deloitte & Touche LLP.

  EXHIBIT
  NUMBER                                  DESCRIPTION OF DOCUMENT
-----------  ---------------------------------------------------------------------------------
23.3         Consent of Deloitte & Touche LLP.
23.4         Consent of KPMG Peat Marwick LLP.
23.5         Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
24.1**       Power of Attorney.
27.1         Financial Data Schedule.
99.1         Consent of prospective director, Helen C. Bulwik.
99.2         Consent of prospective director, Steven D. Tough.


------------------------

 *  To be filed by amendment.


** Previously filed.


    (B) FINANCIAL STATEMENT SCHEDULES

    Not applicable.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Dorado Hills, State of California, on the 26th day of August, 1997.



                                TRACK 'N TRAIL, INC.

                                By:            /s/ DANIEL J. NAHMENS
                                     -----------------------------------------
                                                 Daniel J. Nahmens
                                               VICE PRESIDENT-FINANCE




    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



               NAME                            TITLE                    DATE
-----------------------------------  --------------------------  -------------------

  /s/ DAVID L. SUECHTING, JR.  *     Chairman of the Board
-----------------------------------    (Principal Executive        August 26, 1997
      David L. Suechting, Jr.          Officer) and Director

                                     Vice President-Finance and
       /s/ DANIEL J. NAHMENS           Chief Financial Officer
-----------------------------------    and Treasurer (Principal    August 26, 1997
         Daniel J. Nahmens             Financial Officer and
                                       Accounting Officer)

     /s/ GREGORY M. KILGORE  *
-----------------------------------  Director                      August 26, 1997
        Gregory M. Kilgore

    /s/ BARBARA J. SUECHTING  *
-----------------------------------  Director                      August 26, 1997
       Barbara J. Suechting

       *By DANIEL J. NAHMENS
-----------------------------------
          Daniel J. Nahmens
           Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT                                                                         SEQUENTIALLY
  NUMBER                           DESCRIPTION OF DOCUMENT                        NUMBERED PAGE
-----------  -------------------------------------------------------------------  -------------
 1.1         Form of Underwriting Agreement.....................................
 3.1(a)**    Certificate of Incorporation of the Registrant.....................
 3.1(b)*     Form of Amended and Restated Certificate of Incorporation of the
               Registrant.......................................................
 3.2(a)      Bylaws of the Registrant...........................................
 3.2(b)*     Form of Amended and Restated Bylaws of the Registrant..............
 4.1         Form of Common Stock Certificate...................................
 4.2         Form of Registration Rights Agreement among the Registrant and certain stockholders.............................................
 5.1         Form of Opinion of Pillsbury Madison & Sutro LLP...................
10.1**       Employment Agreement dated January 3, 1994 between the Registrant and Gregory M. Kilgore...........................................
10.2**       Employment Agreement dated January 3, 1994 between the Registrant and John E. Wilkinson............................................
10.3**       Employment Agreement dated January 3, 1994 between the Registrant and Daniel J. Nahmens............................................
10.4**       Employment Agreement dated January 3, 1994 between the Registrant and David T. Morgan..............................................
10.5         1996 Stock Option Plan, as amended.................................
10.6         Form of Incentive Stock Option and Stock Option Agreement, as
               amended..........................................................
10.7         Form of Nonqualified Stock Option and Stock Option Agreement, as
               amended..........................................................
10.8         Form of Agreement for Distribution of Accumulated Adjustments
               Account and Tax Indemnification..................................
10.9         Form of Indemnification Agreement between the Company and directors and certain officers.............................................
10.10        Form of Stock Exchange Agreement between the Company, Track 'n
               Trail-California and certain stockholders........................
10.11        Warrant to Purchase Common Stock issued to Ladenburg Thalmann & Co.
               Inc..............................................................
10.12        Form of Warrant to Purchase Common Stock issued to stockholders of
               Overland Management Corporation..................................
11.1         Statement of computation of earnings per share.....................
16.1**       Letter from former independent accountant..........................
21.1**       List of Subsidiaries of the Registrant.............................
23.1         Consent of Coopers & Lybrand L.L.P.................................
23.2         Consent of Deloitte & Touche LLP...................................
23.3         Consent of Deloitte & Touche LLP...................................
23.4         Consent of KPMG Peat Marwick LLP...................................
23.5         Consent of Pillsbury Madison & Sutro LLP
               (included in Exhibit 5.1)........................................
24.1**       Power of Attorney..................................................

  EXHIBIT                                                                         SEQUENTIALLY
  NUMBER                           DESCRIPTION OF DOCUMENT                        NUMBERED PAGE
-----------  -------------------------------------------------------------------  -------------
27.1         Financial Data Schedule............................................
99.1         Consent of prospective director, Helen C. Bulwik...................
99.2         Consent of prospective director, Steven D. Tough...................


------------------------

*  To be filed by amendment.


** Previously filed.